Exhibit 99.6

TERMS AND CONDITIONS
OF THE NOTES

		Page

Section 13.04	Covenant to Comply with Applicable Laws Upon Repurchase of Notes	57
Section 13.05	No Requirement to Conduct an Offer to Repurchase Notes if the Fundamental Change Results in the Notes Becoming Convertible into an Amount of Cash Exceeding the Fundamental Change Repurchase Price	57

Article XIV TAX REDEMPTION		58
Section 14.01	Tax Redemption	58
Section 14.02	Notice of Tax Redemption	58
Section 14.03	Payment of Notes Called for Redemption	60
Section 14.04	Holders’ Right to Avoid Tax Redemption	60
Section 14.05	Restrictions on Tax Redemption	60
Section 14.06	Withdrawal of Notice of Election to Avoid Tax Redemption	60

Article XV PREEMPTIVE RIGHTS		61
Section 15.01	Preemptive Rights; General	61
Section 15.02	New Securities	61
Section 15.03	Procedures	61
Section 15.04	Failure to Exercise	62
Section 15.05	No Assignment of Preemptive Rights	62
Section 15.06	No Conversion Rate Adjustment	62

Article XVI COVERED DISPOSITIONS		63
Section 16.01	Use of Net Proceeds of Covered Dispositions	63
Section 16.02	Repurchase at Option of Holders Upon a Covered Disposition	64
Section 16.03	Withdrawal of Covered Disposition Offer Repurchase Notice	65
Section 16.04	Deposit of Covered Disposition Offer Price	65

Article XVII MISCELLANEOUS PROVISIONS		65
Section 17.01	Binding on Company’s Successors	65
Section 17.02	Official Acts by Successor Corporation	66
Section 17.03	Addresses for Notices, Etc	66
Section 17.04	Governing Law; Jurisdiction	66
Section 17.05	Submission to Jurisdiction; Service of Process	67
Section 17.06	Language versions	67
Section 17.07	Legal Holidays	67
Section 17.08	No Security Interest Created	67
Section 17.09	Benefits of Conditions	67
Section 17.10	Table of Contents, Headings, Etc	67
Section 17.11	Execution in Counterparts	68
Section 17.12	Severability	68
Section 17.13	Calculations	68
Section 17.14	USA Patriot Act	69
Section 17.15	Withholding Taxes	69
Section 17.16	No Personal Liability of Incorporators, Shareholders, Employees, Agents, Officers, Directors or Subsidiaries	69

EXHIBITS

EXHIBIT A	--	FORM OF NOTE
ATTACHMENT 1	--	FORM OF CONVERSION NOTICE
ATTACHMENT 2	--	FORM OF FUNDAMENTAL CHANGE REPURCHASE NOTICE
ATTACHMENT 3	--	FORM OF ASSIGNMENT AND TRANSFER
ATTACHMENT 4	--	FORM OF COVERED DISPOSITION OFFER REPURCHASE NOTICE

Article I

DEFINITIONS

Section 1.01 Definitions. The terms defined in this Section 1.01 (Definitions) (except as herein otherwise expressly provided or unless the context otherwise requires) for all purposes of these Conditions and of any indenture supplemental hereto shall have the respective meanings specified in this Section 1.01.

“Additional Number” shall have the meaning specified in Section 15.03(b) (Procedures).

“Additional Amounts” shall have the meaning specified in Section 4.06 (Additional Amounts).

“ADR” means an American Depositary Receipt evidencing the ADSs.

“ADS Custodian” means JPMorgan Chase Bank, N.A., with respect to the ADSs delivered pursuant to the Deposit Agreement, or any successor entity thereto.

“ADS Depositary” means JPMorgan Chase Bank, N.A., as depositary for the ADSs, or any successor entity thereto.

“ADS” means an American Depositary Share of the Company, issued pursuant to the Deposit Agreement, representing one Ordinary Share as of the date of these Conditions, and deposited with the ADS Custodian.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control,” when used with respect to any specified Person means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Agreed Threshold” shall have the meaning specified in Section 11.03 (Company Conversion Right).

“Applicable Tax Law” shall have the meaning specified in Section 4.06 (Additional Amounts).

“Board of Directors” means the board of directors (or the functional equivalent thereof) of the Company or a committee of such board duly authorized to act for it hereunder.

“Board Resolution” means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors (or a duly authorized committee thereof), and to be in full force and effect on the date of such certification.

“Business Day” means, with respect to any Note, any day other than a Saturday, Sunday or day on which banking institutions or trust companies in the United States, Sweden or Hong Kong are, or the Federal Reserve Bank of New York is, authorized or required by law or executive order to close or to be closed.

“Capital Stock” means, for any entity, any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) stock issued by that entity, but shall not include any debt securities convertible into or exchangeable for any securities otherwise constituting Capital Stock pursuant to this definition.

“Capitalization Amount” means, for any Interest PIK Date, an amount per Note equal to the interest accrued on the principal amount of such Note as of the immediately preceding Interest Payment Date (or, if there is no immediately preceding Interest Payment Date, the interest accrued on the Initial Principal Amount) and not paid in cash, calculated at the PIK Interest Rate on the principal amount of such Note for which interest is not paid in cash for the period from, and including, such immediately preceding Interest Payment Date (or, if there is no immediately preceding Interest Payment Date, from, and including, the issue date of such Note or such other date from which such Note bears interest as stated on such Note) to, but excluding, such Interest PIK Date.

“Capitalization Method” shall have the meaning specified in Section 2.03(d)(i) (Date and Denomination of Notes; Payment of Interest and Defaulted Amounts).

“Capitalized Principal Amount” means, for any date, the principal amount per Note equal to the Initial Principal Amount of such Note, as increased on each Interest PIK Date occurring on or prior to such date by the Capitalization Amount for such Interest PIK Date, if any.

“Cash Interest Rate” means 9.25% per annum.

“Change in Tax Law” shall have the meaning specified in Section 14.01(a) (Tax Redemption).

“Clause A Distribution” shall have the meaning specified in Section 11.04(c) (Adjustment of Conversion Rate).

“Clause B Distribution” shall have the meaning specified in Section 11.04(c) (Adjustment of Conversion Rate).

“Clause C Distribution” shall have the meaning specified in Section 11.04(c) (Adjustment of Conversion Rate).

“close of business” means 5:00 p.m. (New York City time).

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Commission” means the U.S. Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act.

“Common Equity” of any Person means ordinary share capital or Capital Stock of such Person that is generally entitled (a) to vote in the election of directors of such Person or (b) if such Person is not a corporation, to vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management or policies of such Person.

“Company Conversion Date” shall have the meaning specified in Section 11.03(a) (Company Conversion Right).

“Company Conversion Notice” shall have the meaning specified in Section 11.03(a) (Company Conversion Right).

“Company Conversion Qualification Period” shall have the meaning specified in Section 11.03(a) (Company Conversion Right).

“Company Conversion” shall have the meaning specified in Section 11.03(a) (Company Conversion Right).

“Company Group” shall have the meaning set forth in the definition of “Fundamental Change”.

“Company” means Oatly Group AB (publ), a public limited liability company established under the laws of Sweden, and subject to the provisions of Article IX (Consolidation, Merger, Sale, Conveyance and Lease), shall include its successors and assigns.

“Conditions” means these Conditions as originally executed or, if amended or supplemented as herein provided, as so amended or supplemented.

“Conversion Date” shall have the meaning specified in Section 11.02(c) (Conversion Procedure; Settlement Upon Conversion).

“Conversion Notice” shall have the meaning specified in Section 11.02(b) (Conversion Procedure; Settlement Upon Conversion) and be in the form set forth in Attachment 1 to the Form of Note attached hereto as Exhibit A.

“Conversion Obligation” shall have the meaning specified in Section 11.01 (Conversion Privilege).

“Conversion Price” shall have the meaning specified in Section 11.01 (Conversion Privilege).

“Conversion Rate” shall have the meaning specified in Section 11.01 (Conversion Privilege).

“Conversion Right” shall have the meaning specified in Section 11.01 (Conversion Privilege).

“Conversion Securities” means the Ordinary Shares.

“Covered Assets” means, on any date of determination, substantially all of both (a) the Company’s and its Restricted Subsidiaries’ commercial operations and (b) the Company’s and its Restricted Subsidiaries’ production operations, located in one of the five countries or regional groupings for which the Company recognized the highest gross revenues during its most recently completed four fiscal quarters for which financial statements are filed with the SEC or otherwise available (or 100% of the equity interests of a Restricted Subsidiary that own such operations).

“Covered Disposition” means the sale, conveyance or other disposition, in one or a series of related transactions, by the Company or its Restricted Subsidiaries of Covered Assets; provided that if such sale, conveyance or other disposition constitutes a Fundamental Change, the provisions of Article XVI shall not apply. Notwithstanding the preceding, none of the following items will be deemed to be a Covered Disposition:

(a) any sale, conveyance or other disposition between or among the Company and its Restricted Subsidiaries;

(b) an issuance or sale of equity interests by a Restricted Subsidiary of the Company to the Company or to a Restricted Subsidiary of the Company;

(c) any investment or joint venture (the creation of which does not generate cash proceeds for the Company or its Restricted Subsidiaries);

(d) any sale, conveyance or disposition of operations or assets to the extent exchanged for credit against the purchase price of another operations or assets useful in the business of the Company and its Restricted Subsidiaries;

(e) sale/leaseback transactions or leases of property;

(f) the sale, conveyance or disposition of any operations or assets that are no longer used or useful in the conduct of the business of the Company and the Restricted Subsidiaries (or equity interests of the entities which own such operations or assets);

(g) any sale, conveyance or disposition as a result of foreclosure, condemnation, eminent domain, seizure, nationalization or any similar action, or in lieu thereof, or to comply with an order of a governmental authority or any law or regulation; and

(h) any sale, conveyance or disposition in connection with relocation activities.

“Covered Disposition Notice” has the meaning set forth in Section 16.01 hereof.

“Covered Disposition Offer” has the meaning set forth in Section 16.02 hereof.

“Covered Disposition Offer Price” has the meaning set forth in Section 16.04 hereof.

“Covered Disposition Offer Repurchase Date” has the meaning set forth in Section 16.01 hereof.

“Covered Disposition Offer Request” has the meaning set forth in Section 16.01 hereof.

“Daily VWAP” means, for any Trading Day, the per ADS volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page “OTLY <equity> AQR” (or, if such page is not available, its equivalent successor page) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such Trading Day (or, if such volume-weighted average price is unavailable, the market value of one ADS on such Trading Day, determined, using a volume-weighted average price method, by a nationally recognized independent investment banking firm selected by the Company). The Daily VWAP will be determined without regard to after-hours trading or any other trading outside of the regular trading session.

“Default” means any event that is, or after notice or passage of time, or both, would be, an Event of Default.

“Defaulted Amounts” means any amounts on any Note (including, without limitation, the Tax Redemption Price, the Fundamental Change Repurchase Price, principal and interest) that are payable but are not punctually paid or duly provided for.

“Deposit Agreement” means the Deposit Agreement, dated as of May 19, 2021, among the Company, the ADS Depositary, and all holders and beneficial owners from time to time of the ADRs issued by the ADS Depositary thereunder evidencing the ADSs, or, if amended or supplemented as provided therein, as so amended or supplemented.

“Distributed Property” shall have the meaning specified in Section 11.04(c) (Adjustment of Conversion Rate).

“Distribution Compliance Period” means the period that begins on the date of closing of the offering of the Notes and ends 40 days thereafter.

“Distribution Compliance Period Termination Date” shall have the meaning specified in Section 2.06(b) (Exchange and Registration of Transfer of Notes; Restrictions on Transfer).

“Effective Date” shall have the meaning specified in Section 11.04(o) (Adjustment of Conversion Rate).

“Events of Default” shall have the meaning specified in Section 5.01 (Event of Default).

“Equity Interests” of any Person means (1) any and all shares or other equity interests (including Common Equity, Preferred Stock, limited liability company interests, trust units and partnership interests) in such Person and (2) all rights to purchase, warrants or options (whether or not currently exercisable), participations or other equivalents of or interests in (however designated) such shares or other interests in such Person, but excluding from all of the foregoing any debt securities convertible into Equity Interests, regardless of whether such debt securities include any right of participation with Equity Interests.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Ex-Dividend Date” means the first date on which the ADSs trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question, from the Company or, if applicable, from the seller of the ADSs on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market.

“Exempted Fundamental Change” means any Fundamental Change with respect to which, in accordance with Section 13.05 (No Requirement to Conduct an Offer to Repurchase Notes if the Fundamental Change Results in the Notes Becoming Convertible into an Amount of Cash Exceeding the Fundamental Change Repurchase Price), the Company does not offer to repurchase any Notes.

“Expiring Rights” means any rights, options or warrants to purchase Conversion Securities that expire on or prior to the Maturity Date.

“FATCA” shall have the meaning specified in Section 4.06 (Additional Amounts).

“First Participation Notice” shall have the meaning specified in Section 15.03(a) (Procedures).

“Form of Assignment and Transfer” shall mean the “Form of Assignment and Transfer” attached as Attachment 3 to the Form of Note attached hereto as Exhibit A.

“Form of Conversion Notice” shall mean the “Form of Conversion Notice” attached as Attachment 1 to the Form of Note attached hereto as Exhibit A.

”Form of Fundamental Change Repurchase Notice” shall mean the “Form of Fundamental Change Repurchase Notice” attached as Attachment 2 to the Form of Note attached hereto as Exhibit A.

“Fundamental Change” shall be deemed to have occurred at the time after the Notes are originally issued if any of the following occurs:

(a) (A) a “person” or “group” within the meaning of Section 13(d) of the Exchange Act, other than the Company, its Wholly Owned Subsidiaries, the employee benefit plans of the Company and its Wholly Owned Subsidiaries and any Permitted Holder, files a Schedule TO (or any successor schedule, form or report) or any schedule, form or report under the Exchange Act disclosing that such person or group has become the direct or indirect “beneficial owner”, as defined in Rule 13d-3 under the Exchange Act, of the Company’s ordinary share capital (including ordinary share capital held in the form of ADSs) representing more than 50% of the voting power of the Company’s ordinary share capital or (B) any Permitted Holder or “group” within the meaning of Section 13(d) of the Exchange Act that includes any Permitted Holder, files a Schedule TO (or any successor schedule, form or report) or any schedule, form or report under the Exchange Act disclosing that such Permitted Holder or “group,” together with all other permitted holders and any other “group” that includes any Permitted Holder, has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, in the aggregate, of the Company’s ordinary share capital (including ordinary share capital held in the form of ADSs) representing more than 75% of the voting power of the Company’s ordinary share capital;

(b) the consummation of (A) any recapitalization, reclassification or change of the Ordinary Shares or the ADSs (other than changes resulting from a subdivision or combination) as a result of which the Ordinary Shares or the ADSs would be converted into, or exchanged for, stock, other securities, other property or assets; (B) any share exchange, consolidation or merger of the Company pursuant to which the Ordinary Shares or the ADSs will be converted into cash, securities or other property or assets; or (C) any sale, lease or other transfer in one transaction or a series of transactions (other than in the ordinary course of business) of (x) 50% or more of the consolidated assets of the Company and its Subsidiaries, taken as a whole, as of the last day of the Company’s most recently completed fiscal quarter prior to the date of such sale lease or transfer or (y) assets which generated 50% or more of the consolidated revenue of the Company and its Subsidiaries, taken as a whole, for the four most recently completed fiscal quarters of the Company prior to the execution of the agreement related to the sale, lease or transfer, in each case to any Person other than one of the Company’s Wholly Owned Subsidiaries; provided, however, that no adjustment to the Conversion Rate pursuant to Section 11.04 shall be made in respect of any transaction or series of transactions which constitute a Fundamental Change pursuant to this clause (C) of this clause (b); further provided, however, that a transaction described in clause (B) in which the holders of all classes of the Company’s ordinary share capital immediately prior to such transaction own, directly or indirectly, more than 50% of all classes of Common Equity of the continuing or surviving corporation or transferee or the parent thereof immediately after such transaction in substantially the same proportions as such ownership immediately prior to such transaction shall not be a Fundamental Change pursuant to this clause (b);

(c) the shareholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company (other than in a transaction described in clause (b) above); or

(d) the ADSs (or other Common Equity or depositary receipts in respect of Common Equity underlying the Notes) cease to be listed or quoted on any of The New York Stock Exchange, The Nasdaq Global Select Market or The Nasdaq Global Market (or any of their respective successors);

provided, however, that a transaction or event described in clause (b) above shall not constitute a Fundamental Change, if at least 90% of the consideration received or to be received by holders of the Ordinary Shares or ADSs in the transaction or event that would otherwise constitute a Fundamental Change consists of shares of Common Equity or ADSs in respect of Common Equity that are listed on any of The New York Stock Exchange, The Nasdaq Global Select Market or The Nasdaq Global Market (or any of their respective successors) or that will be so listed when issued or exchanged in connection with such transaction or event that would otherwise constitute a Fundamental Change under clause (b) of the definition thereof, and as a result of such transaction or event, the Notes become convertible into such consideration subject to settlement in accordance with the provisions of Article XI (Conversion of Notes); for the avoidance of doubt, an event that is not considered a Fundamental Change pursuant to this proviso shall not be a Fundamental Change solely because such event could also be subject to clause (a) above.

“Fundamental Change Company Notice” shall have the meaning specified in Section 13.01(b) (Repurchase at Option of Holders Upon a Fundamental Change).

“Fundamental Change Repurchase Date” shall have the meaning specified in Section 13.01 (Repurchase at Option of Holders Upon a Fundamental Change).

“Fundamental Change Repurchase Notice” shall have the meaning specified in Section 13.01(a)(i) (Repurchase at Option of Holders Upon a Fundamental Change).

“Fundamental Change Repurchase Price” shall have the meaning specified in Section 13.01 (Repurchase at Option of Holders Upon a Fundamental Change).

“Holder,” as applied to any Note, or other similar terms (but excluding the term “beneficial holder”), shall mean any Person in whose name at the time a particular Note is registered on the Note Register.

“Indebtedness” means (x) prior to the Nordic Bond Initial Issuance, “Indebtedness” as defined in the Term Loan B Credit Facility and (y) following the Nordic Bond Initial Issuance, “Financial Indebtedness” as defined in the Nordic Bond Terms and Conditions.

“Initial Holders” means Nativus Company Limited, Verlinvest S.A., BXG Redhawk S.à.r.l. and BXG SPV ESC (CYM) L.P.

”Initial Principal Amount” of any Note means the principal amount of such Note at the time of original issuance of such Note. For the avoidance of doubt, the “Initial Principal Amount” of each minimum denomination of Notes on their issue date shall be US$1.00 and integral multiples in excess thereof.

“Intercreditor Agreement” means (x) prior to the Nordic Bond Initial Issuance, the intercreditor agreement dated 18 April 2023 entered into between, among others, the Company and the Holders relating to, among other things, these Conditions and (y) following the Nordic Bond Intitial Issuance, the intercreditor agreement in the form approved by the Holders pursuant to a Confirmation of Consent dated on or about the date thereof.

“Interest Instrument” means a separable manifestation of interest in a convertible instrument with the same terms as the Notes.

“Interest Payment Date” means each April 15 and October 15 of each year or, if the relevant date is not a Business Day, the immediately following Business Day, beginning on October 15, 2023.

“Interest PIK Date” means each Interest Payment Date with respect to which the Company elects (or is deemed to have elected) to pay interest accrued on the Notes to, but excluding, such Interest Payment Date by the Capitalization Method pursuant to Section 2.03(d) hereof.

“Last Reported Sale Price” of the ADSs on any Trading Day means the closing sale price per ADS (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the principal U.S. national or regional securities exchange on which the ADSs are listed. If the ADSs are not listed for trading on a U.S. national or regional securities exchange on the relevant date, the “Last Reported Sale Price” shall be the last quoted bid price for the ADSs in the over-the-counter market on the relevant date as reported by OTC Markets Group Inc. or a similar organization. If the ADSs are not so quoted, the “Last Reported Sale Price” shall be the average of the mid-point of the last bid and ask prices for the ADSs on the relevant date from each of at least three nationally recognized independent investment banking firms selected by the Company for this purpose. The “Last Reported Sale Price” shall be determined without regard to after-hours trading or any other trading outside of regular trading session hours.

“Legended Securities” shall have the meaning specified in Section 2.06(b) (Exchange and Registration of Transfer of Notes; Restrictions on Transfer).

“Longstop Date” shall have the meaning specified in Section 2.05 (Registration and Voluntary Repurchase of the Notes).

“Make-Whole Amount” means, as of any given date and as applicable, in connection with any Fundamental Change or Company Conversion, an amount equal to the amount of additional interest that would accrue under this Note through and including the Maturity Date assuming for calculation purposes that (i) the outstanding principal amount of this Note as of the date of the applicable Fundamental Change Repurchase Date or Company Conversion Date remained outstanding through and including the Maturity Date; (ii) on each Interest Payment Date between the applicable Fundamental Change Repurchase Date or Company Conversion Date and the Maturity Date, the outstanding principal amount of this Note would increase by the amount of PIK Interest due on such Interest Payment Date and (iii) on each Interest Payment Date between the applicable Fundamental Change Repurchase Date or Company Conversion Date and the Maturity Date, interest would have been paid on the outstanding principal amount as increased by clause (ii) of this definition with respect to the immediately previous Interest Payment Date.

“Market Disruption Event” means, for the purposes of determining amounts due upon conversion (a) a failure by the primary U.S. national or regional securities exchange or market on which the ADSs are listed or admitted for trading to open for trading during its regular trading session or (b) the occurrence or existence prior to 1:00 p.m., New York City time, on any Scheduled Trading Day for the ADSs for more than one half-hour period in the aggregate during regular trading hours of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant stock exchange or otherwise) in the ADSs or in any options contracts or futures contracts traded on any U.S. exchange relating to the ADSs.

“Maturity Date” means September 14, 2028.

“Maturity Redemption Price” shall have the meaning specified in Section 12.02 (Redemption at Maturity).

“Merger Event” shall have the meaning specified in Section 11.07(a) (Effect of Recapitalizations, Reclassifications and Changes of the Ordinary Shares).

“Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of a Covered Disposition (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in such Covered Disposition), net of:

(a) the costs incurred in connection with such Covered Disposition, including, without limitation, attorneys’ fees, accountants’ fees, investment banking fees, survey costs, title insurance premiums, and related search and recording charges, transfer taxes, deed or mortgage recording taxes, other customary expenses and brokerage, consultant and other customary fees actually incurred in connection therewith;

(b) taxes paid or payable in connection with such Covered Disposition (or any tax distribution required as a result thereof) and any repatriation costs associated with receipt or distribution by the applicable taxpayer of such proceeds;

(c) any reserve (i) for any liabilities or indemnification obligations with respect to such Covered Disposition or (ii) in respect of the sale price of, such Covered Disposition; and

(d) in the case of any joint venture or non-wholly owned Restricted Subsidiary, the pro rata portion of any proceeds attributable to minority interests.

“Nordic Bonds” means senior secured bonds with ISIN number SE0026141756 contemplated to be issued by the Company in an aggregate nominal amount of up to SEK 2,700,000,000.

“Nordic Bond Initial Issuance” means the Initial Bond Issue (as defined in the Nordic Bond Terms and Conditions).

“Nordic Bond Terms and Conditions” means the terms and conditions for the Nordic Bonds to be entered into between the Company as issuer and Nordic Trustee & Agency AB (publ) as bondholders’ agent.

“New Securities” shall have the meaning specified in Section 15.02 (New Securities).

“Note Register” shall have the meaning specified in Section 2.06(a) (Exchange and Registration of Transfer of Notes; Restrictions on Transfer).

“Note Registrar” shall have the meaning specified in Section 2.06(a) (Exchange and Registration of Transfer of Notes; Restrictions on Transfer).

“Note” or “Notes” means the Company’s 9.25% Convertible Senior PIK Notes due 2028, including any Interest Instruments issued in connection with payment of PIK Interest.

“Officer’s Certificate,” when used with respect to the Company, means a certificate that is signed by any Officer of the Company.

“Officer” means, with respect to the Company, the Chairman of the Board of Directors, a Chief Executive Officer, a President, a Chief Financial Officer, a Chief Operating Officer, any Executive Vice President, any Senior Vice President, any Vice President, the Treasurer or any Assistant Treasurer, the Controller or any Assistant Controller or the Secretary or any Assistant Secretary.

“open of business” means 9:00 a.m. (New York City time).

“Opinion of Counsel” means an opinion in writing signed by a legal counsel, who may be an employee of or counsel to the Company, which opinion may contain customary exceptions and qualifications as to the matters set forth therein.

“Ordinary Shares” means the ordinary shares, quota value SEK 0.0015 per ordinary share, of the Company.

“outstanding,” when used with reference to Notes, shall, subject to the provisions of Section 6.04 (Requisite Aggregate Principal Amount; Company-Owned Notes Disregarded), mean, as of any particular time, all Notes executed and delivered under these Conditions, except:

(a) Notes theretofore canceled by the Company or accepted by the Company for cancellation;

(b) Notes, or portions thereof, that have become due and payable and in respect of which monies in the necessary amount shall have been set aside and segregated in trust by the Company;

(c) Notes that have been paid pursuant to Section 2.07 (Mutilated, Destroyed, Lost or Stolen Notes) or Notes in lieu of which, or in substitution for which, other Notes shall have been executed and delivered pursuant to the terms of Section 2.07 (Mutilated, Destroyed, Lost or Stolen Notes) unless proof satisfactory to the Note Registrar is presented that any such Notes are held by protected purchasers in due course;

(d) Notes converted pursuant to Article XI (Conversion of Notes) and required to be cancelled pursuant to Section 2.08 (Cancellation of Notes Paid, Converted, Etc.);

(e) Notes repurchased by the Company pursuant to Section 2.09 (Repurchases);

(f) Notes repurchased by the Company pursuant to Section 13.01 (Repurchase at Option of Holders Upon a Fundamental Change);

(g) Notes redeemed by the Company pursuant to Article XIV (Tax Redemption); and

(h) Notes repurchased by the Company pursuant to Article XVI (Covered Dispositions) or Section 2.05 (Registration and Voluntary Repurchase of the Notes).

“Oversubscription Participants” shall have the meaning specified in Section 15.03(b) (Procedures).

“Pari Passu Debt Liabilities” shall have the meaning set forth in the Intercreditor Agreement, provided that, on and from the date of the Nordic Bond Initial Issuance, it shall have the meaning given to the terms “Super Senior Debt” and “Senior Debt” in the Intercreditor Agreement.

“Percentage” shall have the meaning specified in Section 11.13.

“Permitted Holder” means Nativus Company Limited, Verlinvest S.A., China Resources Company Limited, China Resources Inc., and their respective affiliates.

“Person” means an individual, a corporation, a limited liability company, an association, a partnership, a joint venture, a joint stock company, a trust, an unincorporated organization or a government or an agency or a political subdivision thereof.

“PIK Interest Rate” means 9.25% per annum.

“PIK Interest” means any interest paid pursuant to Section 2.03(d) by the Capitalization Method.

“PIK Payment” means the payment of any PIK Interest on the Notes.

“Predecessor Note” of any particular Note means every previous Note evidencing all or a portion of the same debt as that evidenced by such particular Note; and, for the purposes of this definition, any Note executed and delivered under Section 2.07 (Mutilated, Destroyed, Lost or Stolen Notes) in lieu of or in exchange for a mutilated, lost, destroyed or stolen Note shall be deemed to evidence the same debt as the mutilated, lost, destroyed or stolen Note that it replaces.

“Preemptive Rights” shall have the meaning specified in Section 15.01 (Preemptive Rights; General).

“Preemptive Securities” shall have the meaning specified in Section 15.01 (Preemptive Rights; General).

“Preferred Stock” means, with respect to any Person, any and all preferred or preference stock or other Equity Interests (however designated) of such Person whether now outstanding or issued after the date hereof that is preferred as to the payment of dividends upon liquidation, dissolution or winding up.

“Pro Rata Share” shall have the meaning specified in Section 15.01 (Preemptive Rights; General).

“Record Date” means, with respect to any dividend, distribution or other transaction or event in which the holders of Conversion Securities (or other applicable security) have the right to receive any cash, securities or other property or in which the Conversion Securities (or such other security) are exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of security holders entitled to receive such cash, securities or other property (whether such date is fixed by the Board of Directors, statute, contract or otherwise).

“Reference Property” shall have the meaning specified in Section 11.07(a) (Effect of Recapitalizations, Reclassifications and Changes of the Ordinary Shares).

”Registration Event” shall have the meaning specified in Section 2.05 (Registration and Voluntary Repurchase of the Notes).

”Registration Event Deadline” shall have the meaning specified in Section 2.05 (Registration and Voluntary Repurchase of the Notes).

“Regular Record Date,” with respect to any Interest Payment Date, shall mean the April 1 or October 1 (whether or not such day is a Business Day) immediately preceding the applicable April 15 or October 15 Interest Payment Date, respectively.

“Relevant Date” means, with respect to any payment or delivery due from the Company, whichever is the later of (i) the date on which such payment or delivery first becomes due and (ii) the date on which payment or delivery thereof is duly provided.

“Relevant Taxing Jurisdiction” shall have the meaning specified in Section 4.06 (Additional Amounts).

“Restricted Subsidiary” means the Company’s Subsidiaries.

“Scheduled Trading Day” means a day that is scheduled to be a trading day on the primary United States national or regional securities exchange or market on which the ADSs are listed or admitted for trading. If the ADSs are not so listed or admitted for trading, “Scheduled Trading Day” means a “Business Day”.

“Second Participation Notice” shall have the meaning specified in Section 15.03(b) (Procedures).

“Second Participation Period” shall have the meaning specified in Section 15.03(b) (Procedures).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Significant Subsidiary” means a Subsidiary of the Company that meets the definition of “significant subsidiary” in Article I, Rule 1-02 of Regulation S-X under the Exchange Act.

“Spin-Off” shall have the meaning specified in Section 11.04(c) (Adjustment of Conversion Rate).

“Subordinated Indebtedness” means Indebtedness of the Company or any of its Subsidiaries that is expressly subordinated in right of payment to other Indebtedness of the Company or any of its Subsidiaries.

“Subsidiary” means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, general partners or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person; (ii) such Person and one or more Subsidiaries of such Person; or (iii) one or more Subsidiaries of such Person.

“Successor Company” shall have the meaning specified in Section 9.01(a) (Company May Consolidate, Etc. on Certain Terms).

“Tax Redemption” shall have the meaning specified in Section 14.01(a) (Tax Redemption).

“Tax Redemption Date” shall have the meaning specified in Section 14.02(b) (Notice of Tax Redemption).

“Tax Redemption Notice” shall have the meaning specified in Section 14.02(a) (Notice of Tax Redemption).

“Tax Redemption Price” means, for any Notes to be redeemed pursuant to a Tax Redemption pursuant to Section 14.01(a) (Tax Redemption) and Section 14.02(a) (Notice of Tax Redemption), 100% of the principal amount of such Notes, plus accrued and unpaid interest, if any, to, but excluding, the Tax Redemption Date (unless the Tax Redemption Date falls after a Regular Record Date but on or prior to the immediately succeeding Interest Payment Date, in which case the Tax Redemption Price will be equal to 100% of the principal amount of such Notes) including, for the avoidance of doubt, any Additional Amounts with respect to such amount.

“Term Loan B Credit Facility” means that certain Credit Agreement, dated as of April 18, 2023, among the Company, Cereal Base Ceba AB, a limited liability company organized under the laws of Sweden, Oatly Inc., a Delaware corporation, Oatly AB, a limited liability company organized under the laws of Sweden, each lender from time to time party thereto, J.P. Morgan, as administrative agent, and Wilmington Trust (London) Limited, as security agent, as amended and/or restated from time to time in accordance with the terms thereof.

“Trading Day” means a scheduled trading day on which (i) trading in the ADSs generally occurs on The Nasdaq Global Select Market or, if the ADSs are not then listed on The Nasdaq Global Select Market, on the principal other United States national or regional securities exchange on which the ADSs are then listed or, if the ADSs or Ordinary Shares are not then listed on a United States national or regional securities exchange, on the principal other market on which the ADSs or Ordinary Shares are then traded, and (ii) there is no Market Disruption Event; if the ADSs are not so listed or traded, “Trading Day” means a “Business Day”.

“transfer” shall have the meaning specified in Section 2.06(b) (Exchange and Registration of Transfer of Notes; Restrictions on Transfer).

“Trigger Event” shall have the meaning specified in Section 11.04(c) (Adjustment of Conversion Rate).

“U.S. Note Documents” mean (i) that certain investment agreement, dated as of March 14, 2023 among the Company and the investors as set out therein, and (ii) the Indenture, dated as of March 23, 2023, between the Company and U.S. Bank Trust Company, National Association, as Trustee, which includes the terms and conditions relating to the issuance of the U.S. Notes.

“U.S. Notes” mean the 9.25% Convertible Senior PIK Notes due 2028 in the aggregate principal amount of up to US$99,900,000 to be issued pursuant to the U.S. Note Documents.

“U.S. Dollar”, “US$” or “$” means the legal currency of the United States of America.

“unit of Reference Property” shall have the meaning specified in Section 11.07(a) (Effect of Recapitalizations, Reclassifications and Changes of the Ordinary Shares).

“Valuation Period” shall have the meaning specified in Section 11.04(c) (Adjustment of Conversion Rate).

“VAT” means value added tax as applied under the laws of Sweden.

“Wholly Owned Subsidiary” means, with respect to any Person, any Subsidiary of such Person, except that, solely for purposes of this definition, the reference to “more than 50%” in the definition of “Subsidiary” shall be deemed replaced by a reference to “100%,” the calculation of which shall exclude nominal amounts of the voting power of shares of Capital Stock or other interests in the relevant Subsidiary not held by such person to the extent required to satisfy local minority interest requirements outside of the United States.

Section 1.02 Interpretation.

(a) Headings used in these Conditions are for ease of reference only and shall be ignored in interpreting these Conditions.

(b) The words “herein,” “hereof,” “hereunder,” and words of similar import refer to these Conditions as a whole and not to any particular Article, Section or other subdivision. The terms defined in this Article include the plural as well as the singular.

(c) References to Sections and Exhibits are references to Sections and Exhibits of or to these Conditions.

(d) Words and expressions in the singular include the plural and vice versa and words and expressions importing one gender include every gender.

(e) Whenever the words “include,” “includes” or “including” are used in these Conditions, they are deemed to be followed by the words “without limitation”.

(f) When the term “principal” of any Note or “principal amount” of any Note, in each case, is used herein, such references shall be deemed to be references to the Capitalized Principal Amount of such Note, unless the context otherwise requires.

Article II

ISSUE, DESCRIPTION, EXECUTION, REGISTRATION AND EXCHANGE OF NOTES

Section 2.01 Designation and Amount. The Notes shall be designated as the “9.25% Convertible Senior PIK Notes due 2028” and shall bear interest at the rate of 9.25% per annum. The aggregate principal amount of Notes that may be executed and delivered under these Conditions is limited to US$200,100,000 except for Notes executed and delivered upon the registration or transfer of, or in exchange for, or in lieu of other Notes pursuant to Section 2.06 (Exchange and Registration of Transfer of Notes; Restrictions on Transfer), Section 2.07 (Mutilated, Destroyed, Lost or Stolen Notes), Section 8.04 (Notation on Notes), Section 11.02 (Conversion Procedure; Settlement Upon Conversion) and Section 13.03 (Deposit of Fundamental Change Repurchase Price), and, for the avoidance of doubt, any Interest Instruments issuable hereunder.

Except to the extent otherwise stated or provided for herein, the Notes constitute senior unsecured obligations of the Company, and rank pari passu in right of payment with any and all of the Company’s senior unsecured indebtedness and senior in right of payment to any and all of the Company’s Subordinated Indebtedness.

Section 2.02 Form of Notes. The Notes shall be substantially in the form set forth in Exhibit A, the terms and provisions of which shall constitute, and are hereby expressly incorporated in and made a part of these Conditions. To the extent applicable, the Company, by its execution and delivery of these

Conditions, expressly agrees to such terms and provisions and to be bound thereby. To the extent any provision of any Note conflicts with the express provisions of these Conditions, the provisions of these Conditions shall govern and be controlling.

Any of the Notes may have such letters, numbers or other marks of identification and such notations, legends or endorsements as the members of the Board of Directors executing the same may approve (execution thereof to be conclusive evidence of such approval) and as are not inconsistent with the provisions of these Conditions, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any securities exchange or automated quotation system on which the Notes may be listed or designated for issuance, or to conform to usage or to indicate any special limitations or restrictions to which any particular Notes are subject.

Section 2.03 Date and Denomination of Notes; Payments of Interest and Defaulted Amounts.

(a) The Notes shall be issuable in minimum denominations of the Initial Principal Amount. PIK Interest on the Notes shall be paid in minimum denominations of $1.00 and integral multiples thereof, rounded up to the nearest $1.00. Each Note shall be dated the date of its execution and shall bear interest at a fixed rate equal to 9.25% per annum, on the outstanding principal amount of the Notes from the date specified on the face of such Note until all the outstanding principal amounts are fully repaid; provided that if any portion of the principal amount is duly converted, exchanged, redeemed, repurchased or otherwise cancelled in accordance with the terms of these Conditions, interest shall cease to accrue on the portion of the principal amount so converted, exchanged, redeemed, repurchased or otherwise cancelled. Accrued interest on the Notes shall be payable on each Interest Payment Date and be computed on the basis of a 360-day year composed of twelve 30-day months and, for any partial month, on a pro rata basis based on the number of days actually elapsed over a 30-day month.

(b) The Person in whose name any Note (or its Predecessor Note) is registered on the Note Register at the close of business on any Regular Record Date with respect to any Interest Payment Date shall be entitled to receive the interest payable on such Interest Payment Date. The Company shall pay interest to Holders by wire transfer in immediately available funds into the bank account designated by the relevant Holder in writing to the Company.

(c) Any Defaulted Amounts shall forthwith cease to be payable to the Holder on the relevant payment date but shall accrue interest per annum at the rate borne by the Notes, subject to the enforceability thereof under applicable law, from, and including, such relevant payment date, and such Defaulted Amounts together with such interest thereon shall be paid by the Company, at its election in each case, as provided in clause (i) or (ii) below:

(i) The Company may elect to make payment of any Defaulted Amounts to the Persons in whose names the Notes (or their respective Predecessor Notes) are registered at the close of business on a special record date for the payment of such Defaulted Amounts, which shall be fixed in the following manner. The Company shall notify the Holders in writing of the amount of the Defaulted Amounts proposed to be paid on each Note and the date of the proposed payment (which shall be not less than 25 days after the receipt by the Holders of such notice, unless the Holders of a majority in aggregate principal amount of the Notes outstanding determined subject to Section 6.04 (Requisite Aggregate Principal Amount; Company-Owned Notes Disregarded) shall consent to an earlier date). Thereupon the Company shall fix a special record date for the payment of such Defaulted Amounts which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment, and not less than 10 days after the receipt by the Holders of the notice of the proposed payment (unless the Holders of a majority in aggregate principal amount of the Notes outstanding determined subject to Section 6.04 (Requisite Aggregate

Principal Amount; Company-Owned Notes Disregarded) shall consent to an earlier date). The Company, at the expense of the Company, shall cause notice of the proposed payment of such Defaulted Amounts and the special record date therefor to be delivered to each Holder not less than 10 days prior to such special record date. Notice of the proposed payment of such Defaulted Amounts and the special record date therefor having been so delivered, such Defaulted Amounts shall be paid to the Persons in whose names the Notes (or their respective Predecessor Notes) are registered at the close of business on such special record date and shall no longer be payable pursuant to the following clause (ii) of this Section 2.03(c).

(ii) The Company may make payment of any Defaulted Amounts in any other lawful manner not inconsistent with the requirements of any securities exchange or automated quotation system on which the Notes may be listed or designated for issuance, and upon such notice as may be required by such exchange or automated quotation system.

(d) (i) The Company may, at its option, elect to pay interest on the Notes on any Interest Payment Date (i) by paying an amount in cash on such Interest Payment Date equal to all or a portion of the interest accrued from, and including, the immediately preceding Interest Payment Date (or if there is no immediately preceding Interest Payment Date, from, and including, the issue date of such Notes or such other date from which such Note bears interest as stated on such Note) on the principal amount as of the immediately preceding Interest Payment Date (or if there is no immediately preceding Interest Payment Date, on the Initial Principal Amount), calculated at the Cash Interest Rate (the “Cash Method”) and (ii) if not paid by the Cash Method, by payment-in-kind, by issuing Interest Instruments (the “Capitalization Method”); provided that on any Interest Payment Date on which the Company pays interest using the Capitalization Method, the Capitalization Amount shall be rounded up to the nearest $1.00; and provided further that for any Notes (1) surrendered for conversion after a Regular Record Date and on or prior to the corresponding Interest Payment Date; (2) redeemed in connection with a Tax Redemption Date that is after a Regular Record Date and on or prior to the corresponding Interest Payment Date; or (3) repurchased on a Fundamental Change Repurchase Date that is after a Regular Record Date and on or prior to the corresponding Interest Payment Date, any Capitalization Amount which would have been paid as PIK Interest for such Notes on such corresponding Interest Payment Date shall instead be paid in cash at the Cash Interest Rate to the relevant Holder(s) of such Notes as of such Regular Record Date, and no such PIK Payment on account of such Notes (notwithstanding any prior election (or deemed election) by the Company to pay such interest pursuant to the Capitalization Method for such Notes) shall be paid. The Company shall elect the method of paying interest on an Interest Payment Date by delivering a notice to the Holders on or prior to the 15th calendar day immediately preceding the relevant Interest Payment Date identifying the method selected and (a) the percentage of interest to be paid using the Cash Method and/or (b) the percentage of PIK Interest to be paid using the Capitalization Method, as applicable. In the absence of such an election with respect to an Interest Payment Date, the Company shall be deemed to have elected the Capitalization Method for all of the interest due on such Interest Payment Date. All interest payable in respect of the Interest Payment Date scheduled to occur on the Maturity Date shall be paid entirely by the Cash Method.

(ii) The Company shall make payments of interest by the Cash Method in accordance with Section 4.01 (and Section 2.03(c) in the case of Defaulted Amounts). The Company shall make payments of interest by the Capitalization Method by issuing Interest Instruments to the relevant record Holder on the relevant Interest Payment Date in an aggregate principal amount equal to the relevant amount of interest to be paid by the Capitalization Method (rounded up to the nearest $1.00) and the Company will execute and deliver such Interest Instruments to the Holders on the relevant Regular Record Date, as shown by the records of the Note Register. The issuance of any Interest Instrument to any Holder shall be computed on the basis of the aggregate principal amount of the Notes held by such Holder. Any Interest Instruments issued shall be dated as of the applicable Interest Payment Date and shall bear interest from and after such date. All Interest Instruments issued pursuant to the Capitalization Method shall be governed by, and subject to the terms, provisions and conditions of, these Conditions and shall have the same rights and benefits as the Notes issued on the initial issue date of such Notes. Any Interest Instruments shall be issued with the description “Interest Instrument” on the face of such instrument. The Notes issued on the initial issue date, any increase in the balance of such Notes in connection with the payment of any PIK Interest and any Interest Instruments shall be treated as a single class for all purposes under these Conditions.

(iii) References in these Conditions and the Notes to the “principal amount” of the Notes shall include any increase in the principal amount of the outstanding Notes as a result of any PIK Payment and/or issuance of Interest Instruments.

Section 2.04 Execution and Delivery of Notes. The Notes shall be signed in the name and on behalf of the Company by the manual (wet ink) signatures of at least half of the members of the Board of Directors of the Company.

Any Note may be signed on behalf of the Company by such member of the Board of Directors as, at the actual date of execution of such Note, shall be a member of the Board of Directors of the Company, although at the date of execution of these Conditions any such person was not a member of the Board of Directors.

Section 2.05 Registration and Voluntary Repurchase of the Notes The Company shall procure that these Conditions are registered with the Swedish Companies Registration Office (the “Registration Event”) as soon as practicably possible following March 23, 2023 (or such later date as may be agreed between the Holders and the Company in writing), and in any event no later than on the thirtieth Business Day following March 14, 2023 (the “Longstop Date”). If the Registration Event has not occurred by the expiry of the Longstop Date, the following shall apply:

(a) The Company and the Holders shall renegotiate these Conditions in good faith for the purpose of making any amendments necessary for the Swedish Companies Registration Office to be able to register the Conditions while seeking as much as reasonably possible to retain the original intent and purpose of these Conditions.

(b) If the Company and the Holders fail to satisfy the registration requirements from the Swedish Companies Registration Office in accordance with Section 2.05(a) within 15 Business Days following the Longstop Date (the “Registration Event Deadline”), each Holder shall during a period of 20 Business Days after the Registration Event Deadline have the right to request that all, or only some, of its Notes be repurchased by the Company at a price per Note equal to 100 per cent of the principal amount together with accrued but unpaid interest through the date of repurchase (the “Registration Event Price”). If a Holder has so requested to the Company in writing, the Company shall repurchase the relevant Notes and the repurchase amount shall fall due no later than 30 Business Days after the relevant notice was submitted to the Company.

(c) In the event that the Company is restricted from performing its obligations under Section 2.05(b) by separate financing arrangements already in force on the date of these Conditions, instead of the procedures specified in Section 2.05(b), the Company undertakes, if requested by a Holder and, as applicable, subject to the rules and procedures set forth in Chapter 16a of the Swedish Companies Act, to utilize the restated space of the authorization granted by the Company’s extraordinary general meeting on March 6, 2023, or to otherwise procure the necessary approvals by a general meeting of shareholders, to replace the conversion mechanism set out in these Conditions to secure delivery of Ordinary Shares in accordance with these Conditions (or the equivalent thereof), through the issuance of warrants, or through an equivalent solution as may be mutually agreed upon in writing by the Company and Holders of a majority of the Notes.

Section 2.06 Exchange and Registration of Transfer of Notes; Restrictions on Transfer.

(a) The Company shall cause to be kept a register (the “Note Register”) in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of Notes and of transfers of Notes. Such register shall be in written form or in any form capable of being converted into written form within a reasonable period of time. The Company is hereby initially appointed the “Note Registrar” for the purpose of registering Notes and transfers of Notes as herein provided. The Company may appoint one or more co-Note Registrars.

Upon surrender for registration of transfer of any Notes to the Note Registrar or any co-Note Registrar, and satisfaction of the requirements for such transfer set forth in this Section 2.06, the Company shall execute and deliver, in the name of the designated transferee or transferees, one or more new Notes, of any authorized denominations and of a like aggregate principal amount and bearing such restrictive legends as may be required by these Conditions or applicable law.

All Notes presented or surrendered for registration of transfer or for exchange, redemption, repurchase or conversion shall (if so required by the Company, the Note Registrar or any co-Note Registrar) be duly endorsed, or be accompanied by a written instrument or instruments of transfer in form satisfactory to the Note Registrar and duly executed, by the Holder thereof or its attorney-in-fact duly authorized in writing.

No service charge shall be imposed by the Company, the Note Registrar, any co-Note Registrar or the ADS Depositary for any exchange or registration of transfer of Notes, but the Company may require a Holder to pay a sum sufficient to cover any documentary, stamp or similar issue or transfer tax required in connection therewith as a result of the name of the Holder of new Notes issued upon such exchange or registration of transfer being different from the name of the Holder of the old Notes surrendered for exchange or registration of transfer.

None of the Company, the Note Registrar or any co-Note Registrar shall be required to exchange for other Notes or register a transfer of (i) any Notes surrendered for conversion or, if a portion of any Note is surrendered for conversion, such portion thereof surrendered for conversion, or (ii) any Notes, or a portion of any Note, surrendered for repurchase (and not withdrawn) in accordance with Article XIII (Repurchase of Notes at Option of Holders), (iii) any Notes, or a portion of any Notes, surrendered for repurchase (and not withdrawn) in accordance with Article XVI (Covered Dispositions) or Section 2.05 (Registration and Voluntary Repurchase of the Notes) or (iv) any Notes selected for redemption in accordance with Article XIV (Tax Redemption), except the unredeemed portion of any such Note being redeemed in part.

All Notes issued upon any registration of transfer or exchange of Notes in accordance with these Conditions shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under these Conditions as the Notes surrendered upon such registration of transfer or exchange.

(b) Every Note that bears or is required under this Section 2.06(b) to bear the legend set forth in this Section 2.06(b), (collectively, the “Legended Securities”) shall be subject to the restrictions on transfer set forth in this Section 2.06(b) (including the legend set forth below), unless such restrictions on transfer shall be eliminated or otherwise waived by written consent of the Company, and the Holder of each such Legended Security, by such Holder’s acceptance thereof, agrees to be bound by all such restrictions on transfer. As used in this Section 2.06(b), the term “transfer” encompasses any sale, pledge, transfer or other disposition whatsoever of any Legended Security.

Until the date (the “Distribution Compliance Period Termination Date”) that is (a) the day after the end of the Distribution Compliance Period applicable to the Note or (b) such later date, if any, as may be required by applicable law, any certificate evidencing a Note (and all securities issued in exchange therefor or substitution thereof) shall bear a legend in substantially the following form (unless such Notes have been transferred pursuant to a registration statement that has become or been declared effective under the Securities Act and that continues to be effective at the time of such transfer, sold pursuant to an exemption from registration under the Securities Act, or unless otherwise agreed by the Company in writing.)

THIS SECURITY AND THE ORDINARY SHARES DELIVERABLE UPON CONVERSION OF THIS SECURITY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) AND PRIOR TO THE DATE THAT IS 40 DAYS AFTER THE DATE HEREOF, MAY NOT BE OFFERED, SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, A U.S. PERSON (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT) EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE ACQUIRER:

(i) REPRESENTS THAT IT AND ANY ACCOUNT FOR WHICH IT IS ACTING IS NOT A U.S. PERSON AND IS LOCATED OUTSIDE THE UNITED STATES (WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT) AND THAT IT EXERCISES SOLE INVESTMENT DISCRETION WITH RESPECT TO EACH SUCH ACCOUNT, AND

(ii) AGREES FOR THE BENEFIT OF OATLY GROUP AB (THE “COMPANY”) THAT IT WILL NOT OFFER, SELL, PLEDGE OR OTHERWISE TRANSFER THIS SECURITY, THE ORDINARY SHARES DELIVERABLE UPON CONVERSION OF THIS SECURITY OR ANY BENEFICIAL INTEREST HEREIN OR THEREIN PRIOR TO THE DATE THAT IS THE LATER OF (X) 40 DAYS AFTER THE DATE HEREOF AND (Y) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY APPLICABLE LAW, EXCEPT:

(A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, OR

(B) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BECOME EFFECTIVE UNDER THE SECURITIES ACT, OR

(C) TO A NON-U.S. PERSON IN AN OFFSHORE TRANSACTION MEETING THE REQUIREMENTS OF RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, OR

(D) PURSUANT TO ANY OTHER EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

THE COMPANY RESERVES THE RIGHT TO REQUIRE THE DELIVERY OF SUCH LEGAL OPINIONS, CERTIFICATIONS OR OTHER EVIDENCE AS MAY REASONABLY BE REQUIRED IN ORDER TO DETERMINE THAT THE PROPOSED TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS.

NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

No transfer of any Note will be registered by the Note Registrar unless the applicable box on the Form of Assignment and Transfer has been checked.

Any Note (or security issued in exchange or substitution therefor) (i) as to which such restrictions on transfer shall have expired in accordance with their terms, (ii) that has been transferred pursuant to a registration statement that has become effective or been declared effective under the Securities Act and that continues to be effective at the time of such transfer or (iii) that has been sold pursuant to the exemption from registration provided by Rule 144 or any similar provision then in force under the Securities Act, may, upon surrender of such Note for exchange to the Note Registrar in accordance with the provisions of this Section 2.06, be exchanged for a new Note or Notes, of like tenor and aggregate principal amount, which shall not bear the legend required by this Section 2.06(b) and shall not be assigned a restricted ISIN code.

Any Note (or security issued in exchange or substitution therefor, including for the avoidance of doubt, the Ordinary Shares or the ADSs representing ordinary shares) held by an “affiliate” (as defined in Rule 144(a)(1) of the Securities Act) of the Company is for purposes of the U.S. federal securities laws a “control security” and, therefore, subject to restrictions on resale under Rule 144 of the Securities Act with which the holder of such security must comply at all times.

Section 2.07 Mutilated, Destroyed, Lost or Stolen Notes. In case any Note shall become mutilated or be destroyed, lost or stolen, the Company in its discretion may execute and deliver a new Note, bearing a registration number not contemporaneously outstanding, in exchange and substitution for the mutilated Note, or in lieu of and in substitution for the Note so destroyed, lost or stolen. In every case the applicant for a substituted Note shall furnish to the Company such security and/or indemnity as may be required by the Company to save it harmless from any loss, liability, cost or expense caused by or connected with such substitution, and, in every case of destruction, loss or theft, the applicant shall also furnish to the Company evidence to its satisfaction of the destruction, loss or theft of such Note and of the ownership thereof.

The Company may execute any such substituted Note and deliver the same upon the receipt of such security and/or indemnity as the Company may require. No service charge shall be imposed by the Company, the Note Registrar, any co-Note Registrar or the ADS Depositary upon the issuance of any substitute Note, but the Company may require a Holder to pay a sum sufficient to cover any documentary, stamp or similar issue or transfer tax required in connection therewith as a result of the name of the Holder of the new substitute Note being different from the name of the Holder of the old Note that became mutilated or was destroyed, lost or stolen. In case any Note that has matured or is about to mature or has been surrendered for required repurchase or redemption or is about to be converted in accordance with Article XI (Conversion of Notes) shall become mutilated or be destroyed, lost or stolen, the Company may, in its sole discretion, instead of issuing a substitute Note, pay or authorize the payment of, or convert or authorize the conversion of, the same (without surrender thereof except in the case of a mutilated Note), as the case may be, if the applicant for such payment or conversion shall furnish to the Company such security and/or indemnity as may be required by the Company to save it harmless for any loss, liability, cost or expense caused by or connected with such substitution, and, in every case of destruction, loss or theft, evidence satisfactory to the Company.

Every substitute Note issued pursuant to the provisions of this Section 2.07 (Mutilated, Destroyed, Lost or Stolen Notes) by virtue of the fact that any Note is destroyed, lost or stolen shall constitute an additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Note shall be found at any time, and shall be entitled to all the benefits of (but shall be subject to all the limitations set forth in) these Conditions equally and proportionately with any and all other Notes duly issued hereunder.

To the extent permitted by law, all Notes shall be held and owned upon the express condition that the foregoing provisions are exclusive with respect to the replacement or payment or conversion or repurchase or redemption of mutilated, destroyed, lost or stolen Notes and shall preclude any and all other rights or remedies notwithstanding any law or statute existing or hereafter enacted to the contrary with respect to the replacement or payment or redemption or conversion of negotiable instruments or other securities without their surrender.

Section 2.08 Cancellation of Notes Paid, Converted, Etc. All Notes surrendered for the purpose of payment, repurchase, redemption, registration of transfer or exchange or conversion shall be delivered and surrendered to the Company for cancellation. All Notes delivered to the Company shall be canceled promptly by it, and, except in the case of Notes surrendered for registration of transfer or exchange, no notes shall be executed and delivered in exchange thereof except as expressly permitted by any of the provisions of these Conditions.

Section 2.09 Repurchases. The Company may, to the extent permitted by law, and directly or indirectly (regardless of whether such Notes are surrendered to the Company), repurchase the Notes in the open market or otherwise, whether by the Company or through its Subsidiaries or through a private or public tender or exchange offer or through counterparties to private agreements. Such Notes shall no longer be considered outstanding under these Conditions upon their repurchase. The Company may also enter into cash-settled swaps or other derivatives with respect to the Notes.

Article III

SATISFACTION AND DISCHARGE

Section 3.01 Satisfaction and Discharge. These Conditions shall cease to be of further effect, and the Company may execute proper instruments acknowledging satisfaction and discharge of these Conditions, when (a) (i) all Notes theretofore executed and delivered (other than Notes which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 2.07 (Mutilated, Destroyed, Lost or Stolen Notes)) have been delivered to the Company for cancellation, or (ii) the Company has deposited cash in a designated bank account or delivered Ordinary Shares to Holders (solely to satisfy the Company’s Conversion Obligation, if applicable), as applicable, after the Notes have become due and payable, whether on the Maturity Date, any Fundamental Change Repurchase Date, upon Tax Redemption or conversion or otherwise, sufficient to pay all of the outstanding Notes and all other sums due and payable under these Conditions by the Company; and (b) the Company has delivered to each Holder an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of these Conditions have been complied with.

Article IV

PARTICULAR COVENANTS OF THE COMPANY

Section 4.01 Payment of Principal and Interest. The Company covenants and agrees that it will cause to be paid the principal (including the Tax Redemption Price and the Fundamental Change Repurchase Price, if applicable) of, and accrued and unpaid interest on, each of the Notes at the places, at the respective times and in the manner provided herein and in the Notes.

Section 4.02 Maintenance of Office or Agency. The Company will maintain an office or agency where the Notes may be surrendered for registration of transfer or exchange or for presentation for payment or repurchase or for conversion and where notices and demands to or upon the Company in respect of the Notes and these Conditions may be served. The Company will give prompt written notice to the Holders of the location, and any change in the location, of such office or agency.

The Company may also from time to time designate as co-registrars one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations. The Company will give prompt written notice to the Holders of any such designation or rescission and of any change in the location of any such other office or agency.

Section 4.03 Provisions regarding Payment. The Company shall, on or before each due date of the principal (including the Tax Redemption Price and the Fundamental Change Repurchase Price, if applicable) of, and accrued and unpaid interest on, the Notes, set aside, segregate and hold in trust for the benefit of the Holders of the Notes a sum sufficient to pay such principal (including the Tax Redemption Price and the Fundamental Change Repurchase Price, if applicable) and accrued and unpaid interest so becoming due and will promptly notify the Holder in writing of any failure to take such action and of any failure to make any payment of the principal (including the Tax Redemption Price and the Fundamental Change Repurchase Price, if applicable) of, or accrued and unpaid interest on, the Notes when the same shall become due and payable.

Anything in this Section 4.03 to the contrary notwithstanding, the Company may, at any time, for the purpose of obtaining a satisfaction and discharge of these Conditions, or for any other reason, pay, cause to be paid or deliver to the Holder all sums or amounts held by the Company in trust as required by this Section 4.03, and upon such payment or delivery by the Company, the Company shall be released from all further liability but only with respect to such sums or amounts.

Section 4.04 Existence. Subject to Article IX (Consolidation, Merger, Sale, Conveyance and Lease), the Company shall do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence.

Section 4.05 Reporting Obligations. At any time the Company is not subject to Section 13 or 15(d) of the Exchange Act, the Company shall, upon written request, so long as any of the Notes or any Ordinary Shares deliverable upon conversion of the Notes, shall, at such time, constitute “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act, promptly provide to any Holder, beneficial owner or prospective purchaser of such Notes or any Ordinary Shares deliverable upon conversion of such Notes, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act to facilitate the resale of such securities pursuant to Rule 144A. The Company shall take such further action as any Holder or beneficial owner of such Notes may reasonably request to the extent from time to time required to enable such Holder or beneficial owner to sell such Notes in accordance with Rule 144A, as such rule may be amended from time to time.

Any and all Defaults or Events of Default arising from a failure to furnish in a timely manner any information required by this Section 4.05 shall be deemed cured (and the Company shall be deemed to be in compliance with this covenant) upon furnishing such information as contemplated by this covenant (but without regard to the date on which such information or report is so furnished); provided that such cure shall not otherwise affect the rights of the Holders in Section 5.01 (Events of Default) if the principal of, premium, if any, on, and interest, if any, on, the Notes have been accelerated in accordance with the terms of these Conditions and such acceleration has not been rescinded or cancelled prior to such cure.

Section 4.06 Additional Amounts .

(a) All payments and deliveries made by the Company with respect to the Notes, including, but not limited to, payments of principal (including, if applicable, the Tax Redemption Price, the Fundamental Change Repurchase Price, the Covered Disposition Offer Price or the Registration Event Price), payments of interest, deliveries of Ordinary Shares upon conversion, shall be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature (including any interest, additions to tax or penalties applicable thereto) imposed, levied, collected, withheld or assessed by or within Sweden, or any other jurisdiction in which the Company is or is deemed to be organized or resident for tax purposes or from or through which payments or deliveries by or on behalf of the Company with respect to the Notes are made or deemed made or by or within any political subdivision thereof or any taxing authority therein or thereof having power to tax (each, a “Relevant Taxing Jurisdiction”), unless such withholding or deduction is required by law. In the event that any such taxes, duties, assessments or governmental charges imposed or levied by or on behalf of a Relevant Taxing Jurisdiction are required to be withheld or deducted from any payments or deliveries made by the Company with respect to the Notes, the Company shall pay to the Holder of each Note such additional amounts (“Additional Amounts”) as may be necessary to ensure that the net amount received after such withholding or deduction (and after withholding or deducting any taxes on the Additional Amounts) shall equal the amounts that would have been received had no such withholding or deduction been required; provided that no Additional Amounts shall be payable:

(i) for or on account of:

(A) any tax, duty, assessment or other governmental charge that would not have been imposed but for:

(1) the existence of any present or former connection between the Holder or beneficial owner of such Note (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, the relevant Holder or beneficial owner, if the relevant Holder or beneficial owner is an estate, nominee, trust, partnership, limited liability company or corporation) and the Relevant Taxing Jurisdiction, other than merely holding or enforcing rights under such Note or the receipt of payments thereunder;

(2) the presentation of such Note (in cases in which presentation is required) more than 30 days after the Relevant Date, except to the extent that the Holder or beneficial owner or such other person would have been entitled to Additional Amounts on presenting the Note for payment or delivery on any date during such 30-day period; or

(3) the failure of the Holder to comply with a timely request from the Company to provide certification, information, documents or other evidence concerning such Holder’s or beneficial owner’s nationality, residence, identity or connection with the Relevant Taxing Jurisdiction, or to make any declaration of non-residence or any other claim or filing for exemption from, or reduction in the rate of, withholding taxes, to which it is entitled or satisfy any other reporting requirement relating to such matters, if and to the extent that the Holder or beneficial owner is able to comply with such request and due and timely compliance with such request is required by statute, treaty, regulation or administrative practice of the Relevant Taxing Jurisdiction in order to eliminate, or reduce the rate of, any withholding or deduction as to which Additional Amounts would have otherwise been payable to such Holder or beneficial owner;

(B) any estate, inheritance, gift, use, sales, transfer, excise, personal property or similar tax, assessment or other governmental charge;

(C) any tax, duty, assessment or other governmental charge that is payable otherwise than by withholding or deduction from payments under or with respect to the Notes;

(D) any tax, assessment, withholding or deduction required by Sections 1471 through 1474 of the United States Internal Revenue Code of 1986, as amended (or any amended or successor version of such Sections) (“FATCA”), any current or future U.S. Treasury Regulations or rulings promulgated thereunder, any law, regulation or other official guidance enacted in any jurisdiction implementing FATCA, any intergovernmental agreement between the United States and any other jurisdiction to implement the foregoing or any law enacted by such other jurisdiction to give effect to such agreement, or any agreement with the U.S. Internal Revenue Service under FATCA;

(E) any tax, assessment or other governmental charge imposed in connection with a Note presented for payment (where presentation is required for payment) by or on behalf of a Holder or beneficial owner who would have been able to avoid such tax, assessment or governmental charge by presenting the relevant Note to, or otherwise accepting payment from, another paying agent; or

(F) to the extent a Holder or beneficial owner is entitled to (x) a refund of any amount required to be withheld or deducted by such Relevant Taxing Jurisdiction or (y) a tax credit as a result of any tax that gives rise (or would give rise) to the payment of an Additional Amount hereunder, it being understood that each Holder or beneficial owner shall comply with a timely request from the Company to provide any certification, information, documentation or other evidence as is reasonably requested by the Company or required by applicable law for the Company to determine whether such Holder or beneficial owner is entitled to any such refund or tax credit;

(G) any combination of taxes referred to in the preceding clauses (A), (B), (C), (D), (E) and (F); or

(ii) with respect to any payment of the principal of (including the Tax Redemption Price and the Fundamental Change Repurchase Price, if applicable) and interest on such Note or delivery of Ordinary Shares upon conversion of such Note to any Person who is a fiduciary, partnership or Person other than the sole beneficial owner of that payment to the extent no Additional Amounts would have been payable had the beneficial owner been the Holder thereof.

(b) If the Company is required to make any deduction or withholding from any payments or deliveries with respect to the Notes, the Company shall deliver to the Holder official tax receipts evidencing the remittance to the relevant tax authorities of the amounts so withheld or deducted or, if official receipts are not obtainable, other documentation evidencing the payment of the amounts so withheld or deducted.

(c) Whenever there is mentioned in any context the payment of principal of(including the Tax Redemption Price, the Fundamental Change Repurchase Price, the Covered Disposition Offer Price or the Registration Event Price, if applicable), the payment of interest on, or the delivery of Ordinary Shares upon conversion of any Note or any other amount payable with respect to such Note, such mention shall be deemed to include payment of Additional Amounts provided for in these Conditions to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof. For the avoidance of doubt, payments in respect of Additional Amounts may be made, at the Company’s option, by delivering to any Holder due Additional Amounts Interest Instruments in aggregate principal amount equal to such Additional Amount. Such PIK Payments shall not exceed $50 million in aggregate. Additional Amounts due in excess of this number shall be settled through cash payment.

(d) The Company shall promptly pay when due any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies that arise in any Relevant Taxing Jurisdiction from the execution, delivery or registration of each Note or any other document or instrument referred to herein or therein, except for taxes, charges or similar levies resulting from any transfer of Notes except as provided in Section 2.07 (Mutilated, Destroyed, Lost or Stolen Notes) and Section 11.02(d) and Section 11.02(e) (Conversion Procedure; Settlement Upon Conversion).

(e) All payments and deliveries made under or with respect to the transactions contemplated herein are exclusive of VAT and, accordingly, if VAT is or becomes due, then the Company shall pay all such VAT to the relevant tax authorities.

(f) The obligations set forth in this Section 4.06 shall survive any transfer by a Holder or beneficial owner of its Notes.

Section 4.07 Stay, Extension and Usury Laws. The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law that would prohibit or forgive the Company from paying all or any portion of the principal of or interest on the Notes as contemplated herein, wherever enacted, now or at any time hereafter in force, or that may affect the covenants or the performance of these Conditions; and the Company (to the extent it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Holder, but will suffer and permit the execution of every such power as though no such law had been enacted.

Section 4.08 Compliance Certificate; Statements as to Defaults. The Company shall deliver to each Holder within 120 days after the end of each fiscal year of the Company (beginning with the fiscal year ending on December 31, 2022) an Officer’s Certificate stating whether the signers thereof have knowledge of any Default or Event of Default by the Company that occurred during the previous year and, if so, specifying each such Default or Event of Default and the nature thereof.

In addition, the Company shall deliver to each Holder, as soon as possible, and in any event within 30 days after the Company becomes aware of the occurrence of any Default if such Default is then continuing, an Officer’s Certificate setting forth the details of such Default, its status and the action that the Company is taking or proposing to take in respect thereof.

Section 4.09 Negative Covenants .

(a) Limitation on Indebtedness.

(i) On and from the execution of the Term Loan B Credit Facility and ending on the date of the Nordic Bond Initial Issuance the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (as such term is defined in the Term Loan B Credit Facility) other than Indebtedness permitted to be incurred pursuant to Section 7.01 of the Term Loan B Credit Facility as in effect on the date of execution of the Term Loan B Credit Facility (without otherwise giving effect to any future amendment thereof), without the consent of the holders of the majority of the Notes (calculated subject to Section 6.04 (Requisite Aggregate Principal Amount; Company-Owned Notes Disregarded)); provided, that, notwithstanding anything to the contrary in this Section 4.09(a)(ii), no such consent shall be required under this Section

4.09(a)(i) for the Nordic Bond Initial Issuance, so long as the Nordic Bond Initial Issuance occurs on or prior to December 1, 2025.

(ii) On and from the date of the Nordic Bond Initial Issuance, the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to any Indebtedness other than as permitted pursuant to the Nordic Bond Terms and Conditions (without otherwise giving effect to any future amendment thereof), without the consent of the holders of the majority of the Notes (calculated subject to Section 6.04 (Requisite Aggregate Principal Amount; Company-Owned Notes Disregarded)).

(b) Limitation on Issuance of Preferred Stock. The Company will not issue Preferred Stock on or after the date hereof, subject to mandatory requirements under the Swedish Companies Act, and the fiduciary duties of the Board of Directors, without the consent of the holders of the majority of the Notes (calculated subject to Section 6.04 (Requisite Aggregate Principal Amount; Company-Owned Notes Disregarded)).

(c) Limitation of Convertible Indebtedness. The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, incur Indebtedness convertible into Equity Interests of the Company or any of its Subsidiaries, subject to mandatory requirements under the Swedish Companies Act, and the fiduciary duties of the Board of Directors, without the consent of the holders of the majority of the Notes (calculated subject to Section 6.04 (Requisite Aggregate Principal Amount; Company-Owned Notes Disregarded)).

(d) Limitation on Subordinated Indebtedness. The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, incur Subordinated Indebtedness without the consent of the holders of the majority of the Notes (calculated subject to Section 6.04 (Requisite Aggregate Principal Amount; Company-Owned Notes Disregarded)).

Article V

DEFAULTS AND REMEDIES

Section 5.01 Events of Default. The following events shall be “Events of Default” with respect to the Notes:

(a) failure by the Company to pay any installment of interest or Additional Amounts, if any, on any of the Notes, when due and payable, which failure continues for 30 days after the date when due;

(b) failure by the Company to pay when due the principal, the Tax Redemption Price or any Fundamental Change Repurchase Price, the Covered Disposition Price or the Registration Event Price of any Note, in each case, when the same becomes due and payable;

(c) failure by the Company to deliver when due the consideration (including any Conversion Securities and/or Reference Property, as the case may be) deliverable upon conversion of any Notes and such failure continues for a period of 10 Business Days;

(d) failure by the Company to issue a Tax Redemption Notice in accordance with Section 14.02 (Notice of Tax Redemption), a Fundamental Change Company Notice in accordance with Section 13.01(b) (Repurchase at Option of Holders Upon a Fundamental Change) or a Company Conversion Notice in accordance with Section 11.03(a) (Company Conversion Right), or a Covered Disposition Notice in accordance with Section 16.01 hereof in each case, when due, and such failure continues for a period of 10 Business Days;

(e) failure by the Company to comply with its obligations under Article IX (Consolidation, Merger, Sale, Conveyance and Lease);

(f) failure by the Company or any Subsidiary for 60 days after receipt of a written notice to the Company by Holders of at least 25% in the aggregate principal amount of the Notes then outstanding determined subject to Section 6.04 (Requisite Aggregate Principal Amount; Company-Owned Notes Disregarded) to perform or observe (or obtain a waiver with respect to) any of its terms, covenants or agreements contained in the Notes or these Conditions not otherwise provided for in this Section 5.01 (Events of Default),without, in the case of Section 4.09(b) and Section 4.09(c), giving effect to any qualifications contained therein;

(g) default by the Company or any Subsidiary of the Company with respect to any mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured or evidenced, any indebtedness for money borrowed in excess of US$50 million (or the foreign currency equivalent thereof) in the aggregate of the Company and/or any such Subsidiary, whether such indebtedness now exists or shall hereafter be created (i) resulting in such indebtedness becoming or being declared due and payable or (ii) constituting a failure to pay the principal or interest of any such indebtedness when due and payable at its stated maturity, upon redemption, upon required repurchase, upon declaration of acceleration or otherwise, in each case, after the expiration of any applicable grace period, if such default is not cured or waived, or such acceleration is not rescinded, within 30 days after written notice to the Company by Holders of at least 25% in the aggregate principal amount of the Notes then outstanding, determined subject to Section 6.04 (Requisite Aggregate Principal Amount; Company-Owned Notes Disregarded), in accordance with these Conditions;

(h) a final judgment for the payment of US$50 million (or the foreign currency equivalent thereof) or more (excluding any amounts covered by insurance or bond) rendered against the Company or any Subsidiary of the Company by a court of competent jurisdiction, which judgment is not discharged, bonded, stayed, vacated, paid or otherwise satisfied within 60 days after (i) the date on which the right to appeal thereof has expired if no such appeal has commenced, or (ii) the date on which all rights to appeal have been extinguished;

(i) the Company or any Significant Subsidiary shall commence a voluntary case or other proceeding or procedure (including, without limitation, the passing of a resolution for its voluntary liquidation) seeking liquidation, reorganization or other relief with respect to the Company or any such Significant Subsidiary or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of the Company or any such Significant Subsidiary or any substantial part of its property, or shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or shall make a general assignment for the benefit of creditors, or shall fail generally to pay its debts as they become due; or

(j) an involuntary case or other proceeding shall be commenced against the Company or any Significant Subsidiary seeking liquidation, reorganization or other relief with respect to the Company or such Significant Subsidiary or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of the Company or such Significant Subsidiary or any substantial part of its property, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of 30 consecutive days.

Section 5.02 Acceleration; Rescission and Annulment. If one or more Events of Default shall have occurred and be continuing (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body), then, and in each and every such case (other than an Event of Default specified in Section 5.01(i) or Section 5.01(j) with respect to the Company or any of its Significant Subsidiaries), unless the principal of all of the Notes shall have already become due and payable, the Holders of at least 25% in aggregate principal amount of the Notes then outstanding determined subject to Section 6.04 (Requisite Aggregate Principal Amount; Company-Owned Notes Disregarded) may, by notice in writing to the Company, declare up to 100% of the principal of, and accrued and unpaid interest on, all the Notes to be due and payable immediately, and upon any such declaration the same shall become and shall automatically be immediately due and payable, notwithstanding anything contained in these Conditions or in the Notes to the contrary. If an Event of Default specified in Section 5.01(i) or Section 5.01(j) with respect to the Company or any of its Significant Subsidiaries occurs and is continuing, 100% of the principal of, and accrued and unpaid interest on, all Notes shall become and shall automatically be immediately due and payable.

The immediately preceding paragraph, however, is subject to the conditions that if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction, and (2) any and all existing Events of Default under these Conditions, other than the nonpayment of the principal of and accrued and unpaid interest on Notes that shall have become due solely by such acceleration, shall have been cured or waived pursuant to Section 5.05 (Direction of Proceedings and Waiver of Defaults by Majority of Holders), then and in every such case (except as provided in the immediately succeeding sentence) the Holders of a majority in aggregate principal amount of the Notes then outstanding, determined subject to Section 6.04 (Requisite Aggregate Principal Amount; Company-Owned Notes Disregarded), by written notice to the Company, may waive all Defaults or Events of Default with respect to the Notes and rescind and annul such declaration and its consequences and such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of the Conditions; but no such waiver or rescission and annulment shall extend to or shall affect any subsequent Default or Event of Default, or shall impair any right consequent thereon. Notwithstanding anything to the contrary herein, no such waiver or rescission and annulment shall extend to or shall affect any Default or Event of Default resulting from (i) the nonpayment of the principal of, or accrued and unpaid interest on, any Notes, (ii) a failure to pay the Tax Redemption Price or any Fundamental Change Repurchase Price of any Note or (iii) a failure to deliver the consideration (including any Conversion Securities and/or Reference Property, as the case may be) due upon conversion of the Notes or comply with Section 11.12 herein.

Section 5.03 Payments of Notes on Default; Suit Therefor. If an Event of Default described in clause (a) or (b) of Section 5.01 (Events of Default) shall have occurred, the Company shall, upon demand of the Holders of 25% in aggregate principal amount of the Notes outstanding determined subject to Section 6.04 (Requisite Aggregate Principal Amount; Company-Owned Notes Disregarded), pay the whole amount then due and payable on the Notes for principal and interest, if any, with interest on any overdue principal and interest, if any, at the rate per annum borne by the Notes.

In the event there shall be pending proceedings for the bankruptcy or for the reorganization of the Company or any other obligor on the Notes under Title 11 of the United States Code, or any other applicable law, or in case a receiver, assignee or trustee in bankruptcy or reorganization, liquidator, sequestrator or similar official shall have been appointed for or taken possession of the Company or such other obligor, the property of the Company or such other obligor, or in the event of any other judicial proceedings relative to the Company or such other obligor upon the Notes, or to the creditors or property of the Company or such other obligor, the Holders, irrespective of whether the principal of the Notes shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether any Holders shall have made any demand pursuant to the provisions of this Section 5.03 (Payments of Notes on Default; Suit Therefor), shall be entitled and empowered, by intervention in such proceedings or otherwise, to file and prove a claim or claims for the whole amount of principal and accrued and unpaid interest, if any, in respect of the Notes, and, in case of any judicial proceedings, to file such proofs of claim and other papers or documents and to take such other actions as it may deem necessary or advisable in order to have the claims of the Holders allowed in such judicial proceedings relative to the Company or any other obligor on the Notes, its or their creditors, or its or their property, and to collect and receive any monies or other property payable or deliverable on any such claims. To the extent that such payment of reasonable compensation, expenses, advances and disbursements out of the estate in any such proceedings shall be denied for any reason, payment of the same shall be secured by a lien on, and shall be paid out of, any and all distributions, dividends, monies, securities and other property that the Holders of the Notes may be entitled to receive in such proceedings, whether in liquidation or under any plan of reorganization or arrangement or otherwise.

Section 5.04 Remedies Cumulative and Continuing. All powers and remedies given by this Article V to the Holders shall, to the extent permitted by law, be deemed cumulative and not exclusive of any thereof or of any other powers and remedies available to the Holders of the Notes, by judicial proceedings or otherwise, to enforce the performance or observance of the covenants and agreements contained in these Conditions, and no delay or omission of any Holder of any of the outstanding Notes and U.S. Notes to exercise any right or power accruing upon any Default or Event of Default shall impair any such right or power, or shall be construed to be a waiver of any such Default or Event of Default or any acquiescence therein. Every power and remedy given by this Article V or by law to the Holders may be exercised from time to time, and as often as shall be deemed expedient, by the Holders.

Section 5.05 Direction of Proceedings and Waiver of Defaults by Majority of Holders. Holders of a majority of the aggregate principal amount of the Notes at the time outstanding determined subject to Section 6.04 (Requisite Aggregate Principal Amount; Company-Owned Notes Disregarded) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Holders; provided, however, that such direction shall not be in conflict with any rule of law or with these Conditions. The Holders of a majority in aggregate principal amount of the Notes at the time outstanding determined subject to Section 6.04 (Requisite Aggregate Principal Amount; Company-Owned Notes Disregarded) may on behalf of the Holders of all of the Notes waive any past Default or Event of Default hereunder and its consequences except (i) a default in the payment of accrued and unpaid interest on, or the principal (including, if applicable, the Tax Redemption Price or Fundamental Change Repurchase Price) of, the Notes when due that has not been cured pursuant to the provisions of Section 5.02 (Acceleration; Rescission and Annulment), (ii) a failure by the Company to pay or deliver, or cause to be delivered, as the case may be, the consideration due upon conversion of the Notes or to comply with Section 11.12 herein, or (iii) a default in respect of a covenant or provision hereof which under Article VIII (Supplemental Conditions) cannot be modified or amended without the consent of each Holder of an outstanding Note affected. Upon any such waiver the Company and the Holders of the Notes shall be restored to their former positions and rights hereunder; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon. Whenever any Default or Event of Default hereunder shall have been waived as permitted by this Section 5.05 (Direction of Proceedings and Waiver of Defaults by Majority of Holders), said Default or Event of Default shall for all purposes of the Notes and these Conditions be deemed to have been cured and to be not continuing; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon.

Section 5.06 Notice of Defaults and Events of Default. If a Default or Event of Default occurs and is continuing, the Company shall, within 60 days send to all Holders (at the Company’s expense) as the names and addresses of such Holders appear upon the Note Register, notice of all such Defaults known, unless such Defaults shall have been cured or waived before the giving of such notice.

Section 5.07 Undertaking to Pay Costs. All parties to these Conditions agree, and each Holder of any Note by its acceptance thereof shall be deemed to have agreed, that any court may, in its discretion, require, in any suit for the enforcement of any right or remedy under these Conditions, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit and that such court may in its discretion assess reasonable costs, including reasonable attorneys’ fees and expenses, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; provided that the provisions of this Section 5.07 (to the extent permitted by law) shall not apply to any suit instituted by any Holder, or group of Holders, holding in the aggregate more than 10% in principal amount of the Notes at the time outstanding determined subject to Section 6.04 (Requisite Aggregate Principal Amount; Company-Owned Notes Disregarded), or to any suit instituted by any Holder for the enforcement of the payment of the principal of or accrued and unpaid interest on any Note (including, but not limited to, the Tax Redemption Price and the Fundamental Change Repurchase Price, if applicable) on or after the due date expressed or provided for in such Note or to any suit for the enforcement of the right to convert any Note in accordance with the provisions of Article XI (Conversion of Notes).

Article VI

CONCERNING THE HOLDERS

Section 6.01 Action by Holders. Whenever in these Conditions it is provided that the Holders of a specified percentage of the aggregate principal amount of the Notes may take any action (including the making of any demand or request, the giving of any notice, consent or waiver or the taking of any other action), the fact that at the time of taking any such action, the Holders of such specified percentage have joined therein may be evidenced (a) by any instrument or any number of instruments of similar tenor executed by Holders in person or by agent or proxy appointed in writing, or (b) by the record of the Holders voting in favor thereof at any meeting of Holders duly called and held in accordance with the provisions of Article VII (Holders’ Meetings), or (c) by a combination of such instrument or instruments and any such record of such a meeting of Holders. Whenever the Company solicits the taking of any action by the Holders of the Notes, the Company may, but shall not be required to, in advance of such solicitation, fix a date as the record date for determining Holders entitled to take such action. The record date if one is selected shall be not more than fifteen days prior to the date of commencement of solicitation of such action.

Section 6.02 Proof of Execution by Holders. Proof of the execution of any instrument by a Holder or its agent or proxy shall be sufficient if made in accordance with such reasonable rules and regulations as may be prescribed by the Company or in such manner as shall be satisfactory to the Company. The holding of Notes shall be proved by the Note Register or by a certificate of the Note Registrar. The record of any Holders’ meeting shall be proved in the manner provided in Section 7.05 (Voting).

Section 6.03 Who Are Deemed Absolute Owners. The Company and any Note Registrar may deem the Person in whose name a Note shall be registered upon the Note Register to be, and may treat it as, the absolute owner of such Note (whether or not such Note shall be overdue and notwithstanding any notation of ownership or other writing thereon made by any Person other than the Company or any Note Registrar) for the purpose of receiving payment of or on account of the principal of and (subject to Section 2.03 (Date and Denomination of Notes; Payments of Interest and Defaulted Amounts)) accrued and unpaid interest on such Note, for the purpose of conversion of such Note and for all other purposes; and neither the Company nor any Note Registrar shall be affected by any notice to the contrary. All such payments or deliveries so made to any Holder for the time being, or upon its order, shall be valid, and, to the extent of the sums or Ordinary Shares so paid or delivered, effectual to satisfy and discharge the liability for monies payable or Ordinary Shares deliverable upon any such Note. Notwithstanding anything to the contrary in these Conditions or the Notes following an Event of Default, any Holder of a beneficial interest in a Note may directly enforce against the Company, without the consent, solicitation, proxy, authorization or any other action of any other Person, such Holder’s right to exchange such beneficial interest for a Note in certificated form in accordance with these Conditions.

Section 6.04 Requisite Aggregate Principal Amount; Company-Owned Notes Disregarded.

(a) In determining whether the Holders of the requisite aggregate principal amount of Notes have concurred in any direction, consent, waiver or other action under these Conditions, such requisite aggregate principal amount shall be calculated as a percentage of the sum of (i) the aggregate principal amount of Notes outstanding (including for the avoidance of doubt, any Interest Instruments), plus (ii) the aggregate principal amount of U.S. Notes outstanding. Any direction, consent, waiver, or other action under these Conditions or under the U.S. Notes taken with the requisite percentage of the aggregate principal amount of U.S. Notes outstanding plus the aggregate principal amount of Notes outstanding is intended to be binding on all of the holders of U.S. Notes and all of the holders of Notes.

(b) In determining whether the Holders of the requisite aggregate principal amount of Notes have concurred in any direction, consent, waiver or other action under these Conditions, Notes that are owned by the Company, by any Subsidiary or by any Affiliate of the Company (except the Permitted Holder) or any Subsidiary shall be disregarded and deemed not to be outstanding for the purpose of any such determination. Notwithstanding the foregoing, Notes so owned that have been pledged in good faith may be regarded as outstanding for the purposes of this Section 6.04 (Requisite Aggregate Principal Amount; Company-Owned Notes Disregarded) if the pledgee shall establish its right to so act with respect to such Notes and that the pledgee is not the Company, a Subsidiary or an Affiliate of the Company (except the Permitted Holder) or a Subsidiary.

Section 6.05 Revocation of Consents; Future Holders Bound. At any time prior to (but not after) the taking of any action by the Holders of the percentage of the aggregate principal amount of the Notes specified in these Conditions in connection with such action, any Holder of a Note that is shown by the evidence to be included in the Notes the Holders of which have consented to such action may, by filing written notice with the Company and upon proof of holding as provided in Section 6.02 (Proof of Execution by Holders), revoke such action so far as concerns such Note. Except as aforesaid, any such action taken by the Holder of any Note shall be conclusive and binding upon such Holder and upon all future Holders and owners of such Note and of any Notes issued in exchange or substitution therefor or upon registration of transfer thereof, irrespective of whether any notation in regard thereto is made upon such Note or any Note issued in exchange or substitution therefor or upon registration of transfer thereof.

Article VII

HOLDERS’ MEETINGS

Section 7.01 Purpose of Meetings. A meeting of Holders may be called at any time and from time to time pursuant to the provisions of this Article VII for any of the following purposes:

(a) to give any notice to the Company or to consent to the waiving of any Default or Event of Default hereunder (in each case, as permitted under these Conditions) and its consequences, or to take any other action authorized to be taken by Holders pursuant to any of the provisions of Article V (Defaults and Remedies);

(b) to consent to the execution of any conditions or multiple conditions supplemental hereto pursuant to the provisions of Section 8.02 (Supplemental Conditions with Consent of Holders); or

(c) to take any other action authorized to be taken by or on behalf of the Holders of any specified aggregate principal amount of the Notes under any other provision of these Conditions or under applicable law.

For purposes of determining eligibility to attend and vote at a Holder meeting under this Article VII, Notes outstanding shall be determined in accordance with Section 6.04 hereof.

Section 7.02 Call of Meetings by Company or Holders. In case at any time the Holders of at least 10% of the aggregate principal amount of the Notes then outstanding, shall have requested the Company to call a meeting of Holders, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, and the Company shall not have sent the notice of such meeting within 20 calendar days after receipt of such request, then the Holders may determine the time and the place for such meeting and may call such meeting to take any action authorized in Section 7.01 (Purpose of Meetings).

Section 7.03 Qualifications for Voting. To be entitled to vote at any meeting of Holders a Person shall (a) be a Holder of a minimum of $1,000 aggregate principal amount of Notes on the record date pertaining to such meeting or (b) be a Person appointed by an instrument in writing as proxy by a Holder or Holders of a minimum of $1,000 aggregate principal amount of Notes on the record date pertaining to such meeting. The only Persons who shall be entitled to be present or to speak at any meeting of Holders shall be the Persons entitled to vote at such meeting and their counsel and any representatives of the Company and its counsel.

Section 7.04 Regulations. Notwithstanding any other provisions of these Conditions, the Company may make such reasonable regulations as it may deem advisable for any meeting of Holders, in regard to proof of the holding of Notes and of the appointment of proxies, and in regard to the appointment and duties of inspectors of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as it shall think fit.

The Company shall, by an instrument in writing, appoint a temporary chairman of the meeting, unless the meeting shall have been called by Holders as provided in Section 7.02 (Call of Meetings by Company or Holders), in which case the Holders calling the meeting shall in like manner appoint a temporary chairman. A permanent chairman and a permanent secretary of the meeting shall be elected by vote of the Holders of a majority in principal amount of the Notes represented at the meeting and entitled to vote at the meeting.

Subject to the provisions of Section 6.04 (Requisite Aggregate Principal Amount; Company-Owned Notes Disregarded), at any meeting of Holders each Holder or proxy-holder shall be entitled to one vote for each US$1,000 principal amount of Notes held or represented by him or her; provided, however, that no vote shall be cast or counted at any meeting in respect of any Note challenged as not outstanding and ruled by the chairman of the meeting to be not outstanding. The chairman of the meeting shall have no right to vote other than by virtue of Notes held by it or instruments in writing as aforesaid duly designating it as the proxy to vote on behalf of other Holders. Any meeting of Holders duly called pursuant to the provisions of Section 7.02 (Call of Meetings by Company or Holders) may be adjourned from time to time by the Holders of a majority of the aggregate principal amount of Notes represented at the meeting, whether or not constituting a quorum, and the meeting may be held as so adjourned without further notice.

Minutes shall be made of all resolutions and proceedings at every meeting and, if purporting to be signed by the chairman of that meeting or of the next succeeding meeting of Holders of the Notes, shall be conclusive evidence of the matters in them. Until the contrary is proved every meeting for which minutes have been so made and signed shall be deemed to have been duly convened and held and all resolutions passed or proceedings transacted at it to have been duly passed and transacted.

Section 7.05 Voting. The vote upon any resolution submitted to any meeting of Holders shall be by written ballot on which shall be subscribed the signatures of the Holders or of their representatives by proxy and the outstanding aggregate principal amount of the Notes held or represented by them. The permanent chairman of the meeting shall appoint two inspectors of votes who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the secretary of the meeting their verified written reports of all votes cast at the meeting. A record of the proceedings of each meeting of Holders shall be prepared by the secretary of the meeting and there shall be attached to said record the original reports of the inspectors of votes on any vote by ballot taken there at and affidavits by one or more Persons having knowledge of the facts setting forth a copy of the notice of the meeting. The record shall show the aggregate principal amount of the Notes voting in favor of or against any resolution. The record shall be signed and verified by the affidavits of the permanent chairman and secretary of the meeting and shall be delivered to the Company.

Any record so signed and verified shall be conclusive evidence of the matters therein stated.

Section 7.06 No Delay of Rights by Meeting. Nothing contained in this Article VII shall be deemed or construed to authorize or permit, by reason of any call of a meeting of Holders or any rights expressly or impliedly conferred hereunder to make such call, any hindrance or delay in the exercise of any or rights conferred upon or reserved to the Holders under any of the provisions of these Conditions or of the Notes.

Article VIII

SUPPLEMENTAL CONDITIONS

Section 8.01 Supplemental Conditions Without Consent of Holders. Subject to any limitations under Swedish law and the rules of the Swedish Companies Registration Office, the Company, when authorized by the resolutions of the Board of Directors, may from time to time and at any time enter into conditions or multiple conditions supplemental hereto for one or more of the following purposes:

(a) to cure any ambiguity, omission, defect or inconsistency;

(b) to provide for the assumption by a Successor Company of the obligations of the Company under these Conditions and the Notes pursuant to Article IX (Consolidation, Merger, Sale, Conveyance and Lease);

(c) to add guarantees with respect to the Notes;

(d) to secure the Notes;

(e) to add to the covenants or Events of Defaults of the Company for the benefit of the Holders or surrender any right or power conferred upon the Company;

(f) to increase the Conversion Rate as provided in these Conditions (taking into consideration the limits on the Company’s number of shares and share capital in the Company’s articles of association);

(g) upon the occurrence of any transaction or event described in Section 11.07(a) (Effect of Recapitalizations, Reclassifications and Changes of the Ordinary Shares), to

(i) provide that the Notes are convertible into Reference Property, subject to Section 11.07 (Effect of Recapitalizations, Reclassifications and Changes of the Ordinary Shares), and

(ii) effect the related changes to the terms of the Notes described under Section 11.07(a), in each case, in accordance with Section 11.07 (Effect of Recapitalizations, Reclassifications and Changes of the Ordinary Shares);

(h) to comply with the rules of the Swedish Companies Registration Office, Euroclear or DTC or any other applicable depositary, so long as such amendment does not adversely affect the rights of any Holders of the Notes and subject to compliance with Section 2.05 hereunder to the extent applicable;

(i) to make any other changes to these Conditions that do not adversely affect the interests of any Holder.

Any supplemental conditions authorized by the provisions of this Section 8.01 may be executed by the Company without the consent of the Holders of any of the Notes at the time outstanding, determined subject to Section 6.04 (Requisite Aggregate Principal Amount; Company-Owned Notes Disregarded), notwithstanding any of the provisions of Section 8.02 (Supplemental Conditions with Consent of Holders).

Section 8.02 Supplemental Conditions with Consent of Holders. With the consent (evidenced as provided in Article VI (Concerning the Holders)) of the Holders of at least a majority of the aggregate principal amount of the Notes then outstanding (determined in accordance with Article VI (Concerning the Holders) and including, without limitation, consents obtained in connection with a repurchase of, or tender or exchange offer for, Notes), the Company, when authorized by the resolutions of the Board of Directors, may from time to time and at any time amend these Conditions or enter into conditions or multiple conditions supplemental hereto for the purpose of adding or changing in any manner or eliminating any of the provisions of these Conditions, the Notes or any supplemental conditions or of modifying in any manner the rights of the Holders; provided, however, that, without the consent of each Holder of Notes outstanding determined subject to Section 6.04 (Requisite Aggregate Principal Amount; Company-Owned Notes Disregarded), no such supplemental conditions shall:

(a) reduce the principal amount of then outstanding Notes whose Holders must consent to a modification or amendment or to waive any past Default or Event of Default;

(b) reduce the rate of accrual of interest on any Note or extend the time of payment of interest on any Note;

(c) reduce the principal amount with respect to any of the Notes or extend the Maturity Date of any Note;

(d) make any change that adversely affects the conversion rights of any Notes;

(e) reduce the Tax Redemption Price, the Fundamental Change Repurchase Price, the Covered Disposition Offer Price or the Registration Event Price of any Note or amend or modify in any manner adverse to the Holders the Company’s obligation to make such payments, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

(f) make any Note payable in a currency or securities other than that stated in the Notes;

(g) change the ranking of the Notes;

(h) impair the right of any Holder to receive payment of principal and interest on such Holder’s Notes on or after the due dates therefor (including the Tax Redemption Price and the Fundamental Change Repurchase Price, if applicable) or to institute suit for the enforcement of any payment on or with respect to such Holder’s Note; or

(i) change the Company’s obligation to pay Additional Amounts on any Note;

(j) make any change in this Article VIII that requires the consent of each Holder of Notes outstanding determined subject to Section 6.04 (Requisite Aggregate Principal Amount; Company-Owned Notes Disregarded) or in the waiver provisions in Section 5.02 (Acceleration; Rescission and Annulment) or Section 5.05 (Direction of Proceedings and Waiver of Defaults by Majority of Holders).

Holders of Notes outstanding determined subject to Section 6.04 (Requisite Aggregate Principal Amount; Company-Owned Notes Disregarded) do not need under this Section 8.02 to approve the particular form of any proposed supplemental conditions. It shall be sufficient if such Holders approve the substance thereof. After any supplemental conditions becomes effective under Section 8.01 (Supplemental Conditions Without Consent of Holders) or this Section 8.02, the Company shall send or cause to be sent to the Holders a notice briefly describing such supplemental conditions. However, the failure to give such notice to all the Holders, or any defect in the notice, will not impair or affect the validity of the supplemental conditions.

Section 8.03 Effect of Supplemental Conditions. Upon the execution of any supplemental conditions pursuant to the provisions of this Article VIII, these Conditions shall be and be deemed to be modified and amended in accordance therewith and the respective rights, limitation of rights, obligations, duties and immunities under these Conditions of the Company and the Holders shall thereafter be determined, exercised and enforced hereunder subject in all respects to such modifications and amendments and all the terms and conditions of any such supplemental conditions shall be and be deemed to be part of these Conditions for any and all purposes.

Section 8.04 Notation on Notes. Notes executed and delivered after the execution of any supplemental conditions pursuant to the provisions of this Article VIII may, at the Company’s expense, bear a notation as to any matter provided for in such supplemental conditions. If the Company shall so determine, new Notes so modified as to conform, in the opinion of the Board of Directors, to any modification of these Conditions contained in any such supplemental conditions may, at the Company’s expense, be executed and delivered by the Company, in exchange for the Notes then outstanding, upon surrender of such Notes then outstanding.

Section 8.05 Evidence of Compliance of Supplemental Conditions to Be Furnished Holders. The Holders shall receive (i) an Officer’s Certificate and an Opinion of Counsel each stating and as conclusive evidence that any supplemental conditions executed pursuant hereto complies with the requirements of this Article VIII and is permitted or authorized by these Conditions and is not contrary to law and, with respect to such Opinion of Counsel, that such supplemental conditions is the legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to customary exceptions, and (ii) proof of registration of amendments to the Note with the Swedish Companies Registration Office.

Section 8.06 Favorable Changes to the U.S. Notes. In case of any amendments to the U.S. Note Documents that are favorable to the interest of such holders of U.S. Notes, the Company undertakes to ensure that the corresponding changes are made to the Notes (to the extent applicable), provided that such amendments are favorable to the interests of the Holders.

Article IX

CONSOLIDATION, MERGER, SALE, CONVEYANCE AND LEASE

Section 9.01 Company May Consolidate, Etc. on Certain Terms. Subject to the provisions of Section 9.02 (Successor Corporation to Be Substituted), the Company shall not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets to another Person other than to one or more of the Wholly Owned Subsidiaries of the Company, unless:

(a) the resulting, surviving or transferee Person or the Person which acquires by conveyance, transfer, lease or other disposition all or substantially all of the Company’s properties and assets (the “Successor Company”), if not the Company, shall be a corporation, company, limited liability company, partnership, trust or other business entity organized and existing under the laws of Sweden, the United States of America, any State thereof or the District of Columbia, and the Successor Company (if not the Company) shall expressly assume, by supplemental conditions all of the obligations of the Company under the Notes and these Conditions (including, for the avoidance of doubt, the obligation to pay Additional Amounts pursuant to Section 4.06 (Additional Amounts));

(b) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing under these Conditions;

For purposes of this Section 9.01 (Company May Consolidate, Etc. on Certain Terms), the sale, conveyance, transfer, lease or disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company to another Person, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the sale, conveyance, transfer, lease or disposition of all or substantially all of the properties and assets of the Company to another Person.

Section 9.02 Successor Corporation to Be Substituted. In case of any such consolidation, merger, sale, conveyance, transfer, lease or disposition and upon the assumption by the Successor Company, by supplemental conditions, executed and delivered to the Holders and reasonably satisfactory in form to the Holders of a majority of the Notes, of the due and punctual payment of the principal of and accrued and unpaid interest on all of the Notes (including, for the avoidance of doubt, any Additional Amounts), the due and punctual delivery or payment, as the case may be, of any consideration due upon conversion of the Notes (including, for the avoidance of doubt, any Additional Amounts) and the due and punctual performance of all of the covenants and conditions of these Conditions to be performed by the Company, such Successor Company (if not the Company) shall succeed to and, except in the case of a lease of all or substantially all of the Company’s properties and assets, shall be substituted for the Company, with the same effect as if it had been named herein as the party of the first part. Such Successor Company thereupon may cause to be executed and delivered, and may issue either in its own name or in the name of the Company any or all of the Notes issuable hereunder which theretofore shall not have been signed by the Company and delivered to the Holders; and, may, subject to all the terms, conditions and limitations in these Conditions prescribed, cause to be delivered, any Notes that previously shall have been signed by the members of the Board of Directors of the Company. All the Notes so issued shall in all respects have the same legal rank and benefit under these Conditions as the Notes theretofore or thereafter issued in accordance with the terms of these Conditions as though all of such Notes had been issued at the date of the execution hereof. In the event of any such consolidation, merger, sale, conveyance, transfer or disposition (but not in the case of a lease), upon compliance with this Article IX (Consolidation, Merger, Sale, Conveyance and Lease) the Person named as the “Company” in the first paragraph of these Conditions (or any successor that shall thereafter have become such in the manner prescribed in this Article IX (Consolidation, Merger, Sale, Conveyance and Lease)) may be dissolved, wound up and liquidated at any time thereafter and, except in the case of a lease, such Person shall be released from its liabilities as obligor and maker of the Notes and from its obligations under these Conditions and the Notes.

In case of any such consolidation, merger, sale, conveyance, transfer, lease or disposition, such changes in phraseology and form (but not in substance) may be made in the Notes thereafter to be issued as may be appropriate.

Article X

IMMUNITY OF INCORPORATORS, SHAREHOLDERS, OFFICERS AND DIRECTORS

Section 10.01 Conditions and Notes Solely constitutes Corporate Obligations. No recourse for the payment of the principal of or accrued and unpaid interest on any Note, nor for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company in these Conditions or in any supplemental conditions or in any Note, nor because of the creation of any indebtedness represented thereby, shall be had against any incorporator, shareholder, stockholder, employee, agent, Officer or director or Subsidiary, as such, past, present or future, of the Company or of any successor corporation, either directly or through the Company or any successor corporation, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise; it being expressly understood that all such liability is hereby expressly waived and released as a condition of, and as a consideration for, the execution of these Conditions and the issue of the Notes.

Article XI

CONVERSION OF NOTES

Section 11.01 Conversion Privilege. Subject to and upon compliance with the provisions of this Article XI (Conversion of Notes), each Holder shall have the right, at such Holder’s option, to convert all or any portion of the Notes (including Interest Instruments) held by it (if the portion to be converted is in denominations of US$1.00 principal amount and integral multiples of US$1.00 in excess thereof), including interest then accrued and unpaid (for the avoidance of doubt, including any Interest Instruments), at any time during the Conversion Period at the Conversion Rate (subject to, and in accordance with, the settlement provisions of Section 11.02 (Conversion Procedure; Settlement Upon Conversion), the “Conversion Obligation”). The right of a Holder to convert the Notes in accordance with the settlement provisions of Section 11.02 (Conversion Procedure; Settlement Upon Conversion) is called the “Conversion Right”.

The initial conversion price shall be US$2.41 (the “Conversion Price”) per Ordinary Share, representing an initial conversion rate of 0.4149 Ordinary Shares (subject to the adjustments as provided in this Article XI (Conversion of Notes), the “Conversion Rate”) per US$1.00 principal amount of the Notes.

Subject to and upon compliance with the provisions of this Article XI (Conversion of Notes), the Conversion Right attaching to any Notes may be exercised, at the option of the Holder thereof, at any time after the Distribution Compliance Period Termination Date prior to the close of business of the tenth Scheduled Trading Day immediately preceding the Maturity Date (the “Conversion Period”).

Section 11.02 Conversion Procedure; Settlement Upon Conversion.

(a) Subject to this Section 11.02 and Section 11.07 (Effect of Recapitalizations, Reclassifications and Changes of the Ordinary Shares), the Company shall cause to be delivered to the converting Holder, in respect of each US$1.00 principal amount of Notes being converted, (such principal amount for purposes of this Section 11.02 to include interest then accrued and unpaid on such notes) (for the avoidance of doubt, including any Interest Instruments), a number of Ordinary Shares equal to the Conversion Rate in accordance with Section 11.02(i) (Conversion Procedure; Settlement Upon Conversion), and shall use its reasonable best efforts to deliver such Ordinary Shares to the convertible Holder as soon as reasonably practicable, and in no event later than on the tenth Business Day immediately following the relevant Conversion Date.

(b) Before any Holder shall be entitled to convert a Note as set forth above, such Holder shall:

(i) (1) complete, manually sign and deliver a duly completed Conversion Notice, to the Company; (2) deliver the duly completed Conversion Notice, which is irrevocable, to the Company; (3) if required, furnish appropriate endorsements and transfer documents; (4) if required by Section 11.02(g) herein, pay funds equal to interest payable on the next Interest Payment Date to which such Holder is not entitled; and (5) if required by Section 11.02(e) herein, pay any applicable transfer or similar taxes as described immediately below.

No Conversion Notice with respect to any Notes may be delivered, and no Notes may be surrendered for conversion, by a Holder thereof if such Holder has also delivered a Fundamental Change Repurchase Notice to the Company in respect of such Notes and has not validly withdrawn such Fundamental Change Repurchase Notice in accordance with Section 13.02 (Withdrawal of Fundamental Change Repurchase Notice). Any Conversion Notice shall be deposited in duplicate at the office of the Company on any Business Day from 9:00 a.m. to 3:00 p.m., New York time, Any Conversion Notice and any Note deposited outside the hours specified or on a day that is not a Business Day at the location of the Company shall for all purposes be deemed to have been deposited with the Company between 9:00 a.m. and 3:00 p.m., New York time on the next Business Day.

If more than one Note shall be surrendered for conversion at one time by the same Holder, the Conversion Obligation with respect to such Notes shall be computed on the basis of the aggregate principal amount of the Notes (or specified portions thereof to the extent permitted thereby) so surrendered.

(c) A Note shall be deemed to have been converted immediately prior to the close of business on the date (the “Conversion Date”) that the Holder has complied with the requirements set forth in subsection (b) above. Except as set forth in Section 11.05 (Adjustments of Prices) and Section 11.07(a) (Effect of Recapitalizations, Reclassifications and Changes of the Ordinary Shares), the Company shall pay or deliver, as the case may be, the consideration due in respect of the Conversion Obligation no later than the tenth Business Day immediately following the relevant Conversion Date. If any Ordinary Shares are due to a converting Holder, the Company shall issue or cause to be issued, and deliver to such Holder, or such Holder’s nominee or nominees, a book-entry transfer through Euroclear for the full number of whole Ordinary Shares to which such Holder shall be entitled in satisfaction of the Company’s Conversion Obligation.

(d) In case any Note shall be surrendered for partial conversion, the Company shall execute and deliver to or upon the written order of the Holder of the Note so surrendered a new Note or Notes in authorized denominations in an aggregate principal amount equal to the unconverted portion of the surrendered Note, without payment of any service charge by the converting Holder but, if required by the Company, with payment of a sum sufficient to cover any documentary, stamp or similar issue or transfer tax or similar governmental charge required by law or that may be imposed in connection therewith as a result of the name of the Holder of the new Notes issued upon such conversion being different from the name of the Holder of the old Notes surrendered for such conversion.

(e) If a Holder submits a Note for conversion, the Company shall pay any documentary, stamp or similar issue or transfer tax due on the delivery of any Ordinary Shares upon conversion, unless the tax is due because the Holder requests such Ordinary Shares to be issued in a name other than the Holder’s name, in which case the Holder shall pay that tax (if any).

(f) Except as provided in Section 11.04 (Adjustment of Conversion Rate), no adjustment shall be made for dividends on any Ordinary Shares delivered upon the conversion of any Note as provided in this Article XI (Conversion of Notes).

(g) Upon conversion, a Holder shall not receive any separate cash payment for accrued and unpaid interest, if any, except as set forth below, and the Company shall not adjust the Conversion Rate for any accrued and unpaid interest on any converted Notes. Rather, the accrued and unpaid interest shall be added to the principal amount of the Notes held by a Holder in determining the number of Ordinary Shares to issue to such Holder upon the conversion of its Notes. The Company’s settlement of the Conversion Obligation shall be deemed to satisfy in full its obligation to pay the principal amount of the Note and accrued and unpaid interest, if any, to, but not including, the relevant Conversion Date. As a result, accrued and unpaid interest, if any, to, but not including, the relevant Conversion Date shall be deemed to be paid in full rather than cancelled, extinguished or forfeited. Notwithstanding the foregoing, if Notes are converted after the close of business on a Regular Record Date but before the open of business on the Interest Payment Date corresponding to such Regular Record Date, Holders of such Notes as of the close of business on such Regular Record Date will receive the full amount of interest payable on such Notes on the corresponding Interest Payment Date notwithstanding the conversion. However, Notes surrendered for conversion during the period after the close of business on any Regular Record Date to the open of business on the immediately following Interest Payment Date must be accompanied by an amount in U.S. dollars equal to the amount of interest payable on the Notes so converted on the corresponding Interest Payment Date (regardless of whether such converting Holder was the Holder of record on such Regular Record Date); provided that no such payment shall be required (1) for conversions following the Regular Record Date immediately preceding the Maturity Date; (2) if the Company has delivered a Tax Redemption Notice pursuant to Article XIV (Tax Redemption) and has specified therein a Tax Redemption Date that is after a Regular Record Date and on or prior to the second Business Day immediately following the corresponding Interest Payment Date; (3) if the Company has specified a Fundamental Change Repurchase Date that is after a Regular Record Date and on or prior to the third Business Day immediately following the corresponding Interest Payment Date; or (4) to the extent of any Defaulted Amounts, if any Defaulted Amounts exist at the time of conversion with respect to such Note. For the avoidance of doubt, Holders on the Regular Record Date immediately preceding the Maturity Date, any Fundamental Change Repurchase Date or Tax Redemption Date, in each case, will receive the full interest payment due on such Notes on the Maturity Date or other applicable Interest Payment Date in cash, regardless of whether such Notes have been converted following such Regular Record Date.

(h) The Person in whose name any Conversion Securities shall be issuable upon conversion shall be treated as a holder of record of such Conversion Securities as of the date such Person is registered in the Company’s register of shareholders. Upon a conversion of Notes, such Person shall no longer be a Holder of such Notes surrendered for conversion.

(i) The Company will not issue any fractional Conversion Securities upon conversion of the Notes and will instead round up any fractional Conversion Securities issuable upon conversion to the nearest whole Conversion Security.

Section 11.03 Company Conversion Right.

(a) If the Last Reported Sale Price per ADS (or, if the ADSs are no longer traded on The Nasdaq Global Select Market, of the Ordinary Shares) equals or exceeds two hundred percent (200%) of the Conversion Price (the relevant “Agreed Threshold”) on any forty-five Trading Days (whether or not consecutive) during any ninety consecutive Trading Day period beginning on or after the third (3rd) anniversary of the date of these Conditions (such ninety consecutive Trading Day period being the relevant “Company Conversion Qualification Period”), subject to any antitrust or foreign investment approvals required to be obtained by a Holder in connection with a Company Conversion (so long as such Holder is diligently seeking to obtain such approvals), then, the Company shall have the right (but not the obligation), by providing written notice, to force the conversion of any Notes which remain outstanding on the Conversion Date (subject to the immediately following sentence) into Conversion Securities at the then applicable Conversion Rate (the “Company Conversion Notice” and, the conversion of Notes pursuant to this Section 11.03(a), the “Company Conversion”), which Company Conversion Notice must be delivered within five Business Days of the last Trading Day of the Company Conversion Qualification Period. The Conversion Date with respect to any such Company Conversion will be a date specified by the Company in the Company Conversion Notice to the Holders, which shall be a Business Day that is no less than 100 calendar days and no more than 110 calendar days, or a date otherwise required by applicable law, after the date of the Company Conversion Notice (the “Company Conversion Date”).

(b) A Company Conversion will have the same effect as a conversion of the applicable outstanding principal amount of the Notes effected at the Holder’s election pursuant to Article XI (Conversion of Notes) with a Conversion Date occurring on the Company Conversion Date; provided that, for the purposes of this Section 11.03, such “outstanding principal amount” shall include the Make-Whole Amount calculated as of the Company Conversion Date. No Holders will be required to deliver a Conversion Notice.

(c) For the avoidance of doubt, the Company’s right to effect a Company Conversion is subject to the Holders’ right to convert the Notes at any time prior to the close of business on the tenth Business Day preceding the Company Conversion Date pursuant to Article XI hereof.

Section 11.04 Adjustment of Conversion Rate. If the number of Ordinary Shares is changed, after the date of these Conditions, for any reason other than one or more of the events described in this Section 11.04, the Company shall make an appropriate adjustment to the Conversion Rate such that the number of Ordinary Shares upon which conversion of the Notes is based remains the same and make a corresponding inverse adjustment to the Conversion Price. However, the Conversion Price shall never be lower than the quota value of the Company’s Ordinary Shares.

Subject to the foregoing, the Conversion Rate shall be adjusted from time to time by the Company if any of the following events set out in Section 11.04(a) to Section 11.04(f) occurs, except that the Company shall not make any adjustments to the Conversion Rate if Holders of the Notes participate (other than in the case of (x) a share split or share combination or (y) a tender or exchange offer), at the same time and upon the same terms as holders of the ADSs and Ordinary Shares and solely as a result of holding the Notes, in any of the transactions set out in this Section 11.04 (Adjustment of Conversion Rate), without having to convert their Notes, as if they held a number of Ordinary Shares equal to the Conversion Rate then in effect, multiplied by the principal amount (expressed in thousands) of Notes held by such Holder. Notice of any adjustment to the Conversion Rate shall be given by the Company promptly to the Holders and shall be conclusive and binding on the Holders, absent manifest error.

The Conversion Rate will be subject to adjustment in the following events:

(a) If the Company exclusively issues Ordinary Shares as a dividend or distribution on all or substantially all the Ordinary Shares, or if the Company effects a share split or share combination, the Conversion Rate shall be adjusted based on the following formula:

where,

CR0	=

the Conversion Rate in effect immediately prior to the close of business on the Record Date for such dividend or distribution, or immediately prior to the open of business on the Effective Date of such share split or share combination, as applicable;

CR1	=

the Conversion Rate in effect immediately after the close of business on the Record Date for such dividend or distribution, or immediately after the open of business on the Effective Date of such share split or share combination, as applicable;

OS0	=

the number of Ordinary Shares outstanding immediately prior to the close of business on the Record Date for such dividend or distribution, or immediately prior to the open of business on the Effective Date of such share split or share combination, as applicable, before giving effect to any such dividend, distribution, share split or combination, as the case may be; and

OS1	=

the number of Ordinary Shares outstanding immediately after giving effect to such dividend or distribution, or immediately after the Effective Date of such subdivision or combination of Ordinary Shares, as applicable.

Any adjustment made under this Section 11.04(a) shall become effective immediately after the close of business on the Record Date for such dividend or distribution, or immediately after the open of business on the Effective Date for such share split or share combination, as applicable.

If any dividend or distribution set forth in this Section 11.04(a) is declared but not so paid or made, the Conversion Rate shall be immediately readjusted, effective as of the date the Company’s shareholders resolve at a general meeting not to pay such dividend or distribution, to the Conversion Rate that would then be in effect if such dividend or distribution had not been declared or announced.

(b) If the Company issues to all or substantially all holders of the Ordinary Shares (directly or in the form of ADSs) any rights, options or warrants (other than a distribution of rights pursuant to a shareholder rights plan) entitling them, for a period of not more than 60 calendar days after the date of such issuance, to subscribe for or purchase Ordinary Shares (directly or in the form of ADSs) at a price per Ordinary Share that is less than the average of the Last Reported Sale Prices of the ADSs (divided by the number of Ordinary Shares then represented by one ADS on each relevant Trading Day) or to subscribe for or purchase ADSs, at a price per ADS less than the average of the Last Reported Sale Prices, in each case, over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance, the Conversion Rate shall be increased based on the following formula:

where,

CR0	=	the Conversion Rate in effect immediately prior to the close of business on the Record Date for such issuance;
CR1	=	the Conversion Rate in effect immediately after the close of business on such Record Date;
OS0	=	the number of Ordinary Shares outstanding immediately prior to the close of business on such Record Date;
X	=	the total number of Ordinary Shares (directly or in the form of ADSs) issuable pursuant to such rights, options or warrants; and
Y	=

the number of Ordinary Shares equal to (i) the aggregate price payable to exercise such rights, options or warrants, divided by (ii) the quotient of (a) the average of the Last Reported Sale Prices of the ADSs over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of the issuance of such rights, options or warrants divided by (b) the number of Ordinary Shares represented by one ADS on each such Trading Day.

Any increase made under this Section 11.04(b) shall be made successively whenever any such rights, options or warrants are issued and shall become effective immediately after the close of business on the Record Date for such issuance. To the extent that Ordinary Shares (directly or in the form of ADSs) are not delivered after the expiration of such rights, options or warrants, the Conversion Rate shall be readjusted to the Conversion Rate that would then be in effect had the increase with respect to the issuance of such rights, options or warrants been made on the basis of delivery of only the number of Ordinary Shares actually delivered (directly or in the form of ADSs). If such rights, options or warrants are not so issued, the Conversion Rate shall be readjusted to the Conversion Rate that would then be in effect if such Record Date for such issuance had not occurred.

For purposes of this Section 11.04(b), in determining whether any rights, options or warrants entitle the holders to subscribe for or purchase Ordinary Shares (directly or in the form of ADSs) at a price per Ordinary Share that is less than such average of the Last Reported Sale Prices of the ADSs (divided by the number of Ordinary Shares represented by one ADS on each relevant Trading Day) or to subscribe for or purchase the ADSs at a price per ADS less than such average of the Last Reported Sale Prices of the ADSs, in each case, over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement for such issuance, and in determining the aggregate offering price of such Ordinary Shares or ADSs, as the case may be, there shall be taken into account any consideration received by the Company for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by the Board of Directors.

(c) If the Company distributes shares of its Capital Stock, evidences of its indebtedness, other assets or property of the Company or rights, options or warrants to acquire its Capital Stock or other securities, to all or substantially all holders of the Ordinary Shares (directly or in the form of ADSs), excluding (i) dividends, distributions, rights, options or warrants as to which an adjustment was effected pursuant Section 11.04(a) or Section 11.04(b), (ii) dividends or distributions paid exclusively in cash as to which an adjustment was effected pursuant to Section 11.04(d), (iii) Spin-Offs as to which the provisions set forth below in this Section 11.04(c) shall apply (any of such shares of Capital Stock, evidences of indebtedness, other assets or property or rights, options or warrants to acquire Capital Stock or other securities of the Company, the “Distributed Property”), (iv) except as otherwise provided in Section 11.10 (Shareholder Rights Plans), rights issued pursuant to a shareholder rights plan and (v) distributions of Reference Property in exchange for, or upon conversion of, Ordinary Shares in a Merger Event, then the Conversion Rate shall be increased based on the following formula:

where,

CR0	=	the Conversion Rate in effect immediately prior to the close of business on the Record Date for such distribution;
CR1	=	the Conversion Rate in effect immediately after the close of business on such Record Date;
SP0	=

the average of the Last Reported Sale Prices of the ADSs (divided by the number of Ordinary Shares represented by one ADS on each relevant Trading Day) over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Ex-Dividend Date for such distribution; and

FMV	=

the fair market value (as determined by the Board of Directors) of the Distributed Property with respect to each outstanding Ordinary Share (directly or in the form of ADSs) on the Ex-Dividend Date for such distribution.

Any increase made under the above portion of this Section 11.04(c) shall become effective immediately after the close of business on the Record Date for such distribution. If such distribution is not so paid or made, the Conversion Rate shall be readjusted to the Conversion Rate that would then be in effect if such distribution had not been declared.

With respect to an adjustment pursuant to this Section 11.04(c) where there has been a payment of a dividend or other distribution on the Ordinary Shares (directly or in the form of ADSs) of shares of Capital Stock of any class or series, or similar equity interest, of or relating to a Subsidiary or other business unit of the Company, that are, or, when such dividend or other distribution is complete, will be, listed or admitted for trading on a U.S. national securities exchange (a “Spin-Off”), the Conversion Rate shall be increased based on the following formula:

where,

CR0	=	the Conversion Rate in effect immediately prior to the close of business on the Record Date for the Spin Off;
CR1	=	the Conversion Rate in effect immediately after the close of business on the Record Date for the Spin Off;
FMV0	=

the average of the Last Reported Sale Prices of the Capital Stock or similar equity interest distributed to holders of the Ordinary Shares (directly or in the form of ADSs) applicable to one Ordinary Share (determined by reference to the definition of Last Reported Sale Price as set forth in Section 1.01 as if references therein to the Ordinary Shares (directly or in the form of ADSs) were to such Capital Stock or similar equity interest) over the first 10 consecutive Trading Day period after, and including, the Ex-Dividend Date for the Spin-Off (the “Valuation Period”); provided that if there is no Last Reported Sale Price of the Capital Stock or similar equity interest distributed to the holders of the Ordinary Shares (directly or in the form of ADSs) on such Ex-Dividend Date, the “Valuation Period” shall be the first 10 consecutive Trading Day period after, and including, the first date such Last Reported Sale Price is available; and

MP0	=	the average of the Last Reported Sale Prices of the ADSs (divided by the number of Ordinary Shares then represented by one ADS on each relevant Trading Day) over the Valuation Period.

The adjustment to the Conversion Rate under the preceding paragraph shall be determined on the last Trading Day of the Valuation Period but will be given effect immediately after the close of business on the Record Date for the Spin-Off; provided that in respect of any conversion during the Valuation Period, references in the portion of this Section 11.04(c) related to Spin-Offs to 10 consecutive Trading Days shall be deemed to be replaced with such lesser number of Trading Days as have elapsed from, and including, the Ex-Dividend Date for such Spin-Off to, and excluding, the Conversion Date in determining the Conversion Rate.

For purposes of this Section 11.04(c) (and subject in all respects to Section 11.10 (Shareholder Rights Plans)), rights, options or warrants distributed by the Company to all holders of the Ordinary Shares (directly or in the form of ADSs) entitling them to subscribe for or purchase shares of the Company’s Capital Stock, including Ordinary Shares (either initially or under certain circumstances), which rights, options or warrants, until the occurrence of a specified event or events (“Trigger Event”): (i) are deemed to be transferred with such Ordinary Shares (directly or in the form of ADSs); (ii) are not exercisable; and (iii) are also issued in respect of future issuances of the Ordinary Shares (directly or in the form of ADSs), shall be deemed not to have been distributed for purposes of this Section 11.04(c) (and no adjustment to the Conversion Rate under this Section 11.04(c) will be required) until the occurrence of the earliest Trigger Event, whereupon such rights, options or warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Conversion Rate shall be made under this Section 11.04(c). If any such right, option or warrant, including any such existing rights, options or warrants distributed prior to the date of these Conditions, is subject to events, upon the occurrence of which such rights, options or warrants become exercisable to purchase different securities, evidences of indebtedness or other assets, then the date of the occurrence of any and each such event shall be deemed to be the date of distribution and Record Date with respect to new rights, options or warrants with such rights (in which case the existing rights, options or warrants shall be deemed to terminate and expire on such date without exercise by any of the holders thereof). In addition, in the event of any distribution (or deemed distribution) of rights, options or warrants, or any Trigger Event or other event (of the type described in the immediately preceding sentence) with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to the Conversion Rate under this Section 11.04(c) was made, (1) in the case of any such rights, options or warrants that shall all have been redeemed or purchased without exercise by any holders thereof, upon such final redemption or purchase (x) the Conversion Rate shall be readjusted as if such rights, options or warrants had not been issued and (y) the Conversion Rate shall then again be readjusted to give effect to such distribution, deemed distribution or Trigger Event, as the case may be, as though it were a cash distribution, equal to the per Ordinary Share redemption or purchase price received by a holder or holders of Ordinary Shares (directly or in the form of ADSs) with respect to such rights, options or warrants (assuming such holder had retained such rights, options or warrants), made to all holders of Ordinary Shares (directly or in the form of ADSs) as of the date of such redemption or purchase, and (2) in the case of such rights, options or warrants that shall have expired or been terminated without exercise by any holders thereof, the Conversion Rate shall be readjusted as if such rights, options and warrants had not been issued.

For purposes of Section 11.04(a), Section 11.04(b) and this Section 11.04(c), any dividend or distribution to which this Section 11.04(c) is applicable that also includes one or both of:

(i) a dividend or distribution of Ordinary Shares (directly or in the form of ADSs) to which Section 11.04(a) is applicable (the “Clause A Distribution”); or

(ii) a dividend or distribution of rights, options or warrants to which Section 11.04(b) is applicable (the “Clause B Distribution”),

then (1) such dividend or distribution, other than the Clause A Distribution and the Clause B Distribution, shall be deemed to be a dividend or distribution to which this Section 11.04(c) is applicable (the “Clause C Distribution”) and any Conversion Rate adjustment required by this Section 11.04(c) with respect to such Clause C Distribution shall then be made, and (2) the Clause A Distribution and Clause B Distribution shall be deemed to immediately follow the Clause C Distribution and any Conversion Rate adjustment required by Section 11.04(a) and Section 11.04(b) with respect thereto shall then be made, except that, if determined by the Company (I) the “Record Date” of the Clause A Distribution and the Clause B Distribution shall be deemed to be the Record Date of the Clause C Distribution and (II) any Ordinary Shares (directly or in the form of ADSs) included in the Clause A Distribution or Clause B Distribution shall be deemed not to be “outstanding immediately prior to the close of business on such Record Date” or “outstanding immediately after the open of business on such effective date,” as applicable within the meaning of Section 11.04(a) or “outstanding immediately prior to the close of business on such Record Date” within the meaning of Section 11.04(b).

(d) If any cash dividend or distribution is made to all or substantially all holders of the Ordinary Shares (directly or in the form of ADSs), the Conversion Rate shall be adjusted based on the following formula:

where,

CR0	=	the Conversion Rate in effect immediately prior to the close of business on the Record Date for such dividend or distribution;
CR1	=	the Conversion Rate in effect immediately after the close of business on such Record Date;

SP0	=

the Last Reported Sale Price of the ADSs (divided by the number of Ordinary Shares then represented by one ADS on such Trading Day) on the Trading Day immediately preceding the Ex-Dividend Date for such dividend or distribution; and

C	=	the amount in cash per Ordinary Share the Company distributes to all or substantially all holders of the Ordinary Shares (directly or in the form of ADSs).

Any increase pursuant to this Section 11.04(d) shall become effective immediately after the close of business on the Record Date for such dividend or distribution. If such dividend or distribution is not so paid, the Conversion Rate shall be readjusted, effective as of the date the Company’s shareholders resolve at a general meeting not to make or pay such dividend or distribution, to be the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

(e) If the Company or any of its Subsidiaries makes a payment in respect of a tender or exchange offer for the Ordinary Shares (directly or in the form of ADSs) that is subject to the then applicable tender offer rules under the Exchange Act, to the extent that the cash and value of any other consideration included in the payment per Ordinary Share or ADS exceeds the Last Reported Sale Price of the ADSs (divided by, in relation to Ordinary Shares, the number of Ordinary Shares then represented by one ADS on such Trading Day) on the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer (such last date, the “Expiration Date”), the Conversion Rate shall be increased based on the following formula:

where,

CR0	=	the Conversion Rate in effect immediately prior to the close of business on the Expiration Date;
CR1	=	the Conversion Rate in effect immediately after the close of business on the Expiration Date;
AC	=

the aggregate value of all cash and any other consideration (as determined by the Board of Directors) paid or payable for Ordinary Shares (directly or in the form of ADSs, as the case may be) purchased in such tender or exchange offer;

OS0	=

the number of Ordinary Shares outstanding immediately prior to the close of business on the Expiration Date (prior to giving effect to the purchase of all Ordinary Shares or ADSs, as the case may be, accepted for purchase or exchange in such tender or exchange offer);

OS1	=

the number of Ordinary Shares outstanding immediately after the close of business on the Expiration Date (after giving effect to the purchase of all Ordinary Shares or ADSs, as the case may be, accepted for purchase or exchange in such tender or exchange offer); and

SP1	=

the average of the Last Reported Sale Prices of the ADSs (divided by the number of Ordinary Shares then represented by one ADS on each such Trading Day) over the 10 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the Expiration Date.

The adjustment to the Conversion Rate under this Section 11.04(e) shall occur with effect as of the close of business on the 10th consecutive Trading Day immediately following, and including, the Trading Day immediately following the Expiration Date, but will be given effect as of the close of business on the Expiration Date; provided that if the Conversion Date occurs within the 10 consecutive Trading Days immediately following, and including, the Trading Day immediately following the Expiration Date, any reference in this Section 11.04(e) with respect to 10 consecutive Trading Days shall be deemed replaced with a reference to such lesser number of Trading Days as have elapsed from, and including, the Trading Day immediately following the Expiration Date to, and including, the Conversion Date in determining the applicable Conversion Rate.

(f) Except for any issuances or transactions for which an adjustment is required by clauses (a), (b), (c), (d) and (e) of this Section 11.04, if the Company issues, wholly for cash or for no consideration, (i) any Ordinary Shares (directly or in the form of ADSs), other than Ordinary Shares or ADSs, as the case may be, issued on conversion of the Notes, the U.S. Notes, or on the exercise of any other rights or conversion into, or exchange or subscription for or purchase of, Ordinary Shares (directly or in the form of ADSs) or (ii) any options, warrants or other rights to subscribe for or purchase any Ordinary Shares (directly or in the form of ADSs) other than the Notes and the U.S. Notes, in each case for a price per Ordinary Share (directly or in the form of ADSs) less than 95% of the average of the Last Reported Sale Prices of the ADSs (divided by the number of Ordinary Shares represented by one ADS on each relevant Trading Day) over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of the announcement of such issuance, the Conversion Rate shall be increased based on the following formula:

where,

CR0	=	the Conversion Rate in effect immediately prior to the close of business on the date of issuance of such Ordinary Shares (directly or in the form of ADSs), options, warrants or rights;
CR1	=	the Conversion Rate in effect immediately after the close of business on the date of issuance of such Ordinary Shares (directly or in the form of ADSs), options, warrants or rights;
OS0	=	the number of Ordinary Shares outstanding immediately prior to the close of business on the date of issuance of such Ordinary Shares (directly or in the form of ADSs), options, warrants or rights;
X	=	the total number of Ordinary Shares (directly or in the form of ADSs) issued or issuable pursuant to such rights, options or warrants, as the case may be; and
Y	=

the number of Ordinary Shares equal to (i) the aggregate consideration receivable for the issue of such Ordinary Shares or, as the case may be, for such Ordinary Shares to be issued or otherwise made available upon the exercise of any such options, warrants or rights, divided by (ii) the quotient of (a) the average of the Last Reported Sale Prices of the ADSs over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of the issuance of such Ordinary Shares (directly or in the form of ADSs), rights, options or warrants divided by (b) the number of Ordinary Shares represented by one ADS on each such Trading Day.

Any increase made under this Section 11.04(f) shall become effective immediately after the close of business on the date of such issuance or grant, as the case may be. To the extent that (i) the adjustment under this Section 11.04(f) is triggered by a grant of rights, options or warrants, and (ii) Ordinary Shares (directly or in the form of ADSs) are not delivered after the expiration of such rights, options or warrants, the Conversion Rate shall be readjusted to the Conversion Rate that would then be in effect had the increase with respect to the issuance of such rights, options or warrants been made on the basis of delivery of only the number of Ordinary Shares actually delivered (directly or in the form of ADSs).

(g) Conversion Rate Reset.

(i) If the product of (a) the average of the Daily VWAPs during the 30 consecutive Trading Days immediately preceding March 23, 2024 (the “First Reset Date”) and (b) 1.17 (such product, the “First Reset Price”) is less than the Conversion Price on the First Reset Date, the Conversion Price shall be replaced, with effect from the close of business on the First Reset Date, by the higher of (i) the First Reset Price and (ii) $1.81.

(ii) If the product of (a) the average of the Daily VWAPs during the 30 consecutive Trading Days immediately preceding March 23, 2025 (the “Second Reset Date”) and (b) 1.17 (such product, the “Second Reset Price”) is less than the Conversion Price on the Second Reset Date, the Conversion Rate shall be replaced, with effect from the close of business on the Second Reset Date, by the higher of (i) the Second Reset Price and (ii) $1.36.

(iii) The Company shall notify the Holders in writing if the events in this Section 11.04(g) occur and such notice shall specify the new applicable Conversion Rate and Conversion Price.

(h) Except as stated herein, the Company shall not adjust the Conversion Rate for the issuance of Ordinary Shares, ADSs or any securities convertible into or exchangeable for Ordinary Shares, ADSs or the right to purchase Ordinary Shares, ADSs or such convertible or exchangeable securities.

(i) In addition to those adjustments required by clauses (a), (b), (c), (d), (e), (f) and (g) of this Section 11.04, and to the extent permitted by applicable law and subject to the applicable rules of The Nasdaq Global Select Market and any other securities exchange on which any of the Company’s securities are then listed, the Company from time to time may increase the Conversion Rate by any amount for a period of at least 20 Business Days if the Board of Directors determines that such increase would be in the Company’s best interest, and the Company may (but is not required to) increase the Conversion Rate to avoid or diminish any income tax to holders of the Ordinary Shares or the ADSs or rights to purchase Ordinary Shares or ADSs in connection with a dividend or distribution of Ordinary Shares or ADSs (or rights to acquire Ordinary Shares or ADSs) or similar event.

(j) Notwithstanding anything to the contrary in this Article XI (Conversion of Notes), the Conversion Rate shall not be adjusted:

(i) upon the issuance of any Ordinary Shares or ADSs pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on the Company’s securities and the investment of additional optional amounts in Ordinary Shares or ADSs under any plan;

(ii) upon the issuance of any Ordinary Shares or ADSs or options or rights to purchase those Ordinary Shares or ADSs pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by the Company or any of the Company’s Subsidiaries (other than as a rights plan as described above);

(iii) upon the issuance of any Ordinary Shares or ADSs pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in clause (ii) of this subsection and outstanding as of the date the Notes were first issued (other than any rights under a rights plan);

(iv) upon the repurchase of any Ordinary Shares or ADSs pursuant to an open-market share repurchase program or other buy-back transaction (including, without limitation, through any structured or derivative transactions such as accelerated share repurchase derivatives) that is not a tender offer or exchange offer of the nature described under clause (e) of this Section 11.04;

(v) solely for a change in the quota value of the Ordinary Shares; or

(vi) for accrued and unpaid interest, if any.

(k) All calculations and other determinations under this Article XI (Conversion of Notes) shall be made by the Company and shall be made to the nearest one ten thousandth (1/10,000) of an Ordinary Share.

(l) If an adjustment to the Conversion Rate otherwise required by this Section 11.04 would result in a change of less than 1% to the Conversion Rate, then, notwithstanding the foregoing, the Company may, at its election, defer and carry forward such adjustment, except that all such deferred adjustments must be given effect immediately upon the occurrence of any of the following: (i) when all such deferred adjustments would result in an aggregate change of at least 1% to the Conversion Rate, (ii) on the Conversion Date for any Notes; (iii) on any date on which the Company delivers a Tax Redemption Notice in accordance with Article XIV; (iv) on the effective date of any Fundamental Change unless the adjustment has already been made; and (vi) September 14, 2028.

(m) Whenever the Conversion Rate is adjusted as herein provided, the Company shall promptly prepare a notice of such adjustment of the Conversion Rate setting forth the adjusted Conversion Rate and the date on which each adjustment becomes effective and shall deliver such notice of such adjustment of the Conversion Rate to each Holder. Failure to deliver such notice shall not affect the legality or validity of any such adjustment.

(n) For purposes of this Section 11.04, the number of Ordinary Shares at any time outstanding shall not include Ordinary Shares held in the treasury of the Company (directly or in the form of ADSs) so long as the Company does not pay any dividend or make any distribution on Ordinary Shares held in the treasury of the Company (directly or in the form of ADSs).

(o) For purposes of this Section 11.04, the “Effective Date” means the first date on which the ADSs trade on the applicable exchange or in the applicable market, regular way, reflecting the relevant share split or share combination, as applicable.

Section 11.05 Adjustments of Prices. Whenever these Conditions requires the Company to calculate the Last Reported Sale Prices for purposes of a Company Conversion, a Fundamental Change or a Tax Redemption over a span of multiple days, the Board of Directors shall make appropriate adjustments to each to account for any adjustment to the Conversion Rate that becomes effective pursuant to Section 11.04, or any event requiring an adjustment to the Conversion Rate pursuant to Section 11.04 where the Record Date, effective date or expiration date, as the case may be, of the event occurs, at any time during the period when such Last Reported Sale Prices are to be calculated.

For the avoidance of doubt, the adjustments made pursuant to the foregoing paragraph shall be made, solely to the extent the Company determines in good faith and in a commercially reasonable manner that any such adjustment is appropriate, without duplication of any adjustment made pursuant to Section 11.04.

Section 11.06 Ordinary Shares to Be Fully Paid. The Company shall provide Ordinary Shares upon conversion of the Notes. The requisite portion of the principal amount hereunder shall be payment to the Company of the quota value (Sw. kvotvärdet) of such Ordinary Shares and the remainder of the principal amount hereunder shall be unconditionally contributed to the Company.

Section 11.07 Effect of Recapitalizations, Reclassifications and Changes of the Ordinary Shares.

(a) In the case of:

(i) any recapitalization, reclassification or change of the Ordinary Shares (other than changes resulting from a subdivision or combination or change in quota value),

(ii) any consolidation, merger, combination, amalgamation, scheme of arrangement or scheme of reconstruction or similar transaction involving the Company,

(iii) any sale, lease or other transfer to a third party of the consolidated assets of the Company Group substantially as an entirety or

(iv) any statutory share exchange,

in each case, as a result of which the Conversion Securities would be converted into, or exchanged for, Capital Stock, other securities, other property or assets (including cash or any combination thereof) (any such event, a “Merger Event”), then, prior to or at the effective time of such Merger Event, the Company or the successor or purchasing Person, as the case may be, shall execute with supplemental conditions permitted under Section 8.01(g) (Supplemental Conditions Without Consent of Holders) providing that, at and after the effective time of such Merger Event, the right to convert each US$1.00 principal amount of the Notes shall be changed into a right to convert such principal amount of the Notes into the kind and amount of shares of Capital Stock, other securities or other property or assets (including cash or any combination thereof) that a holder of a number of Ordinary Shares equal to the Conversion Rate immediately prior to such Merger Event would have owned or been entitled to receive (the “Reference Property,” with each “unit of Reference Property” meaning the kind and amount of Reference Property that a holder of one Ordinary Share is entitled to receive) upon such Merger Event; provided, however, that (x) at and after the effective time of the Merger Event the number of Ordinary Shares otherwise deliverable upon conversion of the Notes in accordance with Section 11.02 (Conversion Procedure; Settlement Upon Conversion) shall instead be deliverable in the amount and type of Reference Property that a holder of that number of Ordinary Shares would have been entitled to receive in such Merger Event; (y) any amount payable in cash upon conversion of the Notes as set forth in these Conditions will continue to be payable in cash, and (z) the Last Reported Sale Price shall be calculated based on the value of a unit of Reference Property.

If the Merger Event causes the Ordinary Shares to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of holder election), then (i) the Reference Property into which the Notes will be convertible shall be deemed to be the weighted average of the types and amounts of consideration actually received by the holders of the Ordinary Shares and (ii) the unit of Reference Property for purposes of the immediately preceding paragraph shall refer to the consideration referred to in clause (i) attributable to one Ordinary Share. The Company shall provide written notice to Holders of such weighted average as soon as practicable after such determination is made. If the holders of the Ordinary Share receive only cash in such Merger Event, then for all conversions for which the relevant Conversion Date occurs after the effective date of such Merger Event (A) the consideration due upon conversion of each $1.00 principal amount of Notes shall be solely cash in an amount equal to the Conversion Rate in effect on the Conversion Date multiplied by the price paid per Ordinary Share in such Merger Event and (B) the Company shall satisfy the Conversion Obligation by paying such cash amount to converting Holders on the second Business Day immediately following the relevant Conversion Date.

Such supplemental conditions described in the second immediately preceding paragraph shall provide for anti-dilution and other adjustments that shall be as nearly equivalent as is practicable to the adjustments provided for in this Article XI (Conversion of Notes). If, in the case of any Merger Event, the Reference Property includes shares of Capital Stock, securities or other property or assets (including cash or any combination thereof) of a Person other than the Company or the successor or purchasing Person, as the case may be, in such Merger Event, then such other Person shall also execute such supplemental conditions, and such supplemental conditions shall contain such provisions to protect the interests of the Holders of the Notes as the Board of Directors shall reasonably consider necessary by reason of the foregoing.

(b) In the event supplemental conditions are executed pursuant to subsection (a) of this Section 11.07 (Effect of Recapitalizations, Reclassifications and Changes of the Ordinary Shares), the Company shall cause notice, stating the reasons therefor, the kind or amount of cash, securities or property or asset that will comprise a unit of Reference Property after any such Merger Event, any adjustment to be made with respect thereto and that all conditions precedent have been complied with, of the execution of such supplemental conditions to be delivered to each Holder within 20 calendar days after execution thereof. Failure to deliver such notice shall not affect the legality or validity of such supplemental conditions.

(c) The Company shall not become a party to any Merger Event unless its terms are consistent with this Section 11.07 (Effect of Recapitalizations, Reclassifications and Changes of the Ordinary Shares). None of the foregoing provisions shall affect the right of a Holder of Notes to convert its Notes into Conversion Securities as set forth in Section 11.01 (Conversion Privilege) and Section 11.02 (Conversion Procedure; Settlement Upon Conversion) prior to the effective date of such Merger Event.

(d) The above provisions of this Section 11.07 (Effect of Recapitalizations, Reclassifications and Changes of the Ordinary Shares) shall similarly apply to successive Merger Events.

Section 11.08 Certain Covenants.

(a) The Company covenants that all Conversion Securities delivered upon conversion of Notes will be fully paid and non-assessable by the Company and free from all taxes, liens and charges with respect to the issue thereof.

(b) The Company further covenants that, if any Ordinary Shares require registration with or approval of any governmental authority under any foreign, federal or state law before such Ordinary Shares may be validly delivered upon conversion, the Company will, to the extent then permitted by the rules and interpretations of the Commission, secure such registration or approval, as the case may be.

Section 11.09 Notice to Holders Prior to Certain Actions.

In case of any:

(a) action by the Company or one of its Subsidiaries that would require an adjustment in the Conversion Rate pursuant to Section 11.04 (Adjustment of Conversion Rate) or Section 11.10 (Shareholder Rights Plans);

(b) Merger Event; or

(c) voluntary or involuntary dissolution, liquidation or winding up of the Company or any of its Subsidiaries;

then, in each case (unless notice of such event is otherwise required pursuant to these Conditions), the Company shall cause to be delivered to each Holder as promptly as possible but in any event at least 10 calendar days prior to the applicable date hereinafter specified, a notice stating (i) the date on which a record is to be taken for the purpose of such action by the Company or one of its Subsidiaries or, if a record is not to be taken, the date as of which the holders of Ordinary Shares of record are to be determined for the purposes of such action by the Company or one of its Subsidiaries, or (ii) the date on which such Merger Event, dissolution, liquidation or winding-up is expected to become effective or occur, and the date as of which it is expected that holders of Ordinary Shares of record shall be entitled to exchange their Ordinary Shares for securities or other property deliverable upon such Merger Event, dissolution, liquidation or winding-up. Failure to give such notice, or any defect therein, shall not affect the legality or validity of such action by the Company or one of its Subsidiaries, Merger Event, dissolution, liquidation or winding-up.

Section 11.10 Shareholder Rights Plans. To the extent that the Company has a shareholder rights plan in effect upon conversion of the Notes, each of the Conversion Securities delivered upon such conversion shall be entitled to receive (either directly or in respect of the Ordinary Shares underlying such ADSs) the appropriate number of rights under the shareholder rights plan, if any, and the global securities representing the Conversion Securities delivered upon such conversion shall bear such legends, if any, in each case as may be provided by the terms of any such shareholder rights plan, as the same may be amended from time to time. Notwithstanding the foregoing, if, prior to any conversion, the rights have separated from the Ordinary Shares underlying the ADSs in accordance with the provisions of the applicable shareholder rights plan, the Conversion Rate shall be adjusted at the time of separation as if the Company distributed to all or substantially all holders of the Ordinary Shares (directly or in the form of ADSs) Distributed Property as provided in Section 11.04(c) (Adjustment of Conversion Rate), subject to readjustment in the event of the expiration, termination or redemption of such rights.

Section 11.11 Amendment Upon Unavailability of ADS Facility. If the Ordinary Shares cease to be represented by American Depositary Shares issued under a depositary receipt program sponsored by the Company: (a) each reference in these Conditions to the ADSs related to the terms of the Notes shall be deemed to have been replaced by a reference to the number of Ordinary Shares and other property, if any, represented by the ADSs on the last day on which the ADSs represented the Ordinary Shares and as if such Ordinary Shares and other property had been distributed to holders of the ADSs on that day and (b) all references to the Last Reported Sale Price of the ADSs shall be deemed to refer to the Last Reported Sale Price of an Ordinary Share, and other appropriate adjustments, including adjustments to the Conversion Rate, will be made to reflect such change. In making such adjustments, where currency translations between U.S. dollars and any other currency are required, the exchange rate in effect on the date of determination (as determined by the Company in good faith) will apply. The Company shall provide written notice to the Holders upon the occurrence of the foregoing.

Section 11.12 ADS Conversion. To the extent not prohibited by applicable laws, the Company will use reasonable efforts to facilitate and (if required) approve or consent to the deposit of any or all of the Ordinary Shares, which the Holders have received by conversion from the Notes, with the ADS Depositary for the issuance of ADSs (free of any restrictive legend) in accordance with the applicable deposit agreement in connection with the Company’s ADS program. Without limiting the generality of the foregoing, to the extent permitted by applicable laws, (i) the Company agrees to execute, deliver and provide such instruments or documents, and carry out any other necessary or appropriate action, as may be reasonably requested or required by the ADS Depositary or any Holder, (ii) the Company agrees to file, or to cause the ADS Depositary to file, a registration statement on Form F-6 which registers under the Securities Act the maximum number of ADSs that may be issued in exchange for Ordinary Shares issued upon conversion of the Notes in accordance with the terms hereof, (iii) the Company agrees to pay all fees and expenses related to the ADS program in connection with the exchange of a Holder’s Ordinary Shares for ADSs and the deposit of the Holder’s Ordinary Shares with the ADS Depositary in exchange for the issuance of ADSs, (iv) the Company agrees to use reasonable efforts to maintain its ADS program at least until the maturity of the Notes, and (v) the Company agrees to maintain the ratio of Ordinary Shares to ADSs at a ratio of 1:1 (or, if the ratio is changed, seek to amend the Notes in a manner to ensure that the right of holders of Notes to convert into Ordinary Shares is not adversely affected).

Section 11.13 Limitation on Conversions. Any Holder or group of Holders of one or more Notes may notify the Company in writing in the event it elects to be subject to the provisions contained in this Section 11.13; provided, however, that no Holder or group of Holders of one or more Notes shall be subject to this Section 11.13 unless he, she or it makes such election. If the election is made by a Holder or group of Holders, the Company shall not effect the conversion of the Holder’s or group’s Notes, and such Holder or group of Holders shall not have the right to convert its Notes to the extent that the number of Ordinary Shares issuable upon such conversion would increase the beneficial ownership of the electing Holder or group of Holders by 4.9% or 9.9% (or such other amount) (the “Percentage”), as the electing Holder or group of Holders may specify, of Ordinary Shares then outstanding. For purposes of the foregoing sentence, the aggregate number of Ordinary Shares beneficially owned by a Holder or group of Holders shall include the number of Ordinary Shares held by the Holder or group of Holders but shall exclude Ordinary Shares that would be issuable upon (A) conversion of the Notes beneficially owned by the Holder or group of Holders and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company beneficially owned by the Holder or group of Holders subject to a limitation on conversion or exercise analogous to the limitation contained in this Section 11.13. For purposes of the Notes, in determining the number of issued and outstanding Ordinary Shares outstanding, the Holder may rely on the number of issued and outstanding Ordinary Shares as reflected in (1) the Company’s most recent annual report on Form 20-F or other public filing with the Commission as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company setting forth the number of Ordinary Shares issued and outstanding. If the Company receives a Conversion Notice from a Holder or group of Holders at a time when the actual number of outstanding Ordinary Shares is less than the share number reported as being outstanding, the Company shall notify the holder in writing of the number of Ordinary Shares actually outstanding and, to the extent that such Conversion Notice would cause the number of shares to be issued to exceed the Percentage, the holder must notify the Company of a reduced number of Ordinary Shares to be purchased pursuant to such Conversion Notice. For any reason at any time, upon the written request of the holder of the Notes, the Company shall, within five (5) Business Days, confirm orally and in writing to such Holder the number of Ordinary Shares then issued and outstanding. By written notice to the Company, the Holder or group of Holders of one or more Notes may from time to time increase or decrease the Percentage applicable to such Holder or group of Holders to any other percentage specified in such notice or opt out of this Section 11.13; provided, however, that any such increase or decrease or opt out shall not be effective until the sixty-first (61st) day after such notice is delivered to the Company. For purposes of clarity, any Ordinary Shares issuable pursuant to the terms of the Note in excess of the Percentage shall not be deemed to be beneficially owned by the applicable Holder or group of Holders for any purpose including for purposes of Section 13(d) of the Exchange Act. To the extent a group of Holders notifies the Company of its intention to opt into this Section 11.13, the group may identify which member or members of the group may convert their Notes into a number of Ordinary Shares which increases the member’s percentage beneficial ownership in an amount equal to less than the Percentage.

Section 11.14 Exchange in Lieu of Conversion.

(a) When a Holder surrenders its Notes for conversion, the Company may, at its election (an “Exchange Election”), surrender, on or prior to the second Trading Day immediately following the Conversion Date, such Notes to one or more financial institutions designated by the Company (each, a “Designated Financial Institution”) for exchange in lieu of conversion. In order to accept any Notes surrendered for conversion, the Designated Financial Institution(s) must agree to timely pay or deliver, as the case may be, in exchange for such Notes, the Ordinary Shares that would otherwise be due upon conversion pursuant to Section 11.02 (the “Conversion Consideration”). If the Company makes an Exchange Election, the Company shall, by the close of business on the second Trading Day following the relevant Conversion Date, notify in writing the Holder surrendering Notes for conversion that the Company has made the Exchange Election, and the Company shall notify the Designated Financial Institution(s) of the relevant deadline for delivery of the Conversion Consideration.

(b) Any Notes delivered to the Designated Financial Institution(s) shall remain outstanding. If the Designated Financial Institution(s) agree(s) to accept any Notes for exchange but do(es) not timely pay and/or deliver, as the case may be, the related Conversion Consideration, or if such Designated Financial Institution(s) do(es) not accept the Notes for exchange, the Company shall pay and/or deliver, as the case may be, the relevant Conversion Consideration, as, and at the time, required pursuant to these Conditions as if the Company had not made the Exchange Election.

(c) The Company’s designation of any Designated Financial Institution(s) to which the Notes may be submitted for exchange does not require such Designated Financial Institution(s) to accept any Notes.

Article XII
PRINCIPAL; REDEMPTION AT MATURITY

Section 12.01 Principal. Any and all principal amount of the outstanding Notes remaining unpaid, together with all interest accrued but unpaid thereon, automatically and unconditionally shall be due and payable in full in cash on the Maturity Date unless previously converted, exchanged, redeemed, repurchased or otherwise cancelled.

Section 12.02 Redemption at Maturity. Unless previously repurchased, converted or purchased and cancelled as provided herein, the Company shall repurchase all of the Notes from the Holders by paying the Maturity Redemption Price on the Maturity Date. The “Maturity Redemption Price” means an amount equal to the sum of the principal amount of the outstanding Notes on the Maturity Date and the accrued and unpaid interest thereon.

Article XIII

REPURCHASE OF NOTES AT OPTION OF HOLDERS

Section 13.01 Repurchase at Option of Holders Upon a Fundamental Change. If a Fundamental Change (other than an Exempted Fundamental Change) occurs at any time prior to the Maturity Date, each Holder shall have the right, at such Holder’s option, to require the Company to repurchase for cash all of such Holder’s Notes, or any portion thereof properly surrendered and not validly withdrawn pursuant to Section 13.02 (Withdrawal of Fundamental Change Repurchase Notice) that is in denominations of US$1.00 principal amount and integral multiples of US$1.00 in excess thereof, on the Business Day (the Fundamental Change Repurchase Date”) notified in writing by the Company as set forth in Section 13.01(b) (Repurchase at Option of Holders Upon a Fundamental Change) that is not less than 20 Business Days or more than 35 Business Days following the date of the Fundamental Change Company Notice at a repurchase price equal to the greater of (i) 100% of the principal amount thereof, plus any accrued and unpaid interest through the Fundamental Change Repurchase Date, plus the Make-Whole Amount and (ii) an amount in cash equivalent to the amount calculated pursuant to clause (i) divided by the then-prevailing Conversion Price multiplied by the average of the Last Reported Sale Prices of the ADSs over the ten (10) Trading Day period beginning, and including, the Trading Day immediately following the date the Company delivers the related Fundamental Change Company Notice (such greater repurchase price, the “Fundamental Change Repurchase Price”).

(a) Repurchases of Notes under this Section 13.01 shall be made, at the option of the Holder thereof, upon:

(i) delivery to the Company by a Holder of a duly completed notice (the “Fundamental Change Repurchase Notice”) substantially in the form set forth in Attachment 2 to the Form of Note attached hereto as Exhibit A; and

(ii) delivery of the Notes to the Company together with, or at any time after, delivery of the Fundamental Change Repurchase Notice (together with all necessary endorsements for transfer), or book-entry transfer of the Notes, in each case such delivery being a condition to receipt by the Holder of the Fundamental Change Repurchase Price therefor in each case (i) and (ii) above, on or before the close of business on the second Business Day immediately preceding the Fundamental Change Repurchase Date.

The Fundamental Change Repurchase Notice in respect of any Notes to be repurchased shall state:

(A) the certificate numbers of the Notes to be delivered for repurchase;

(B) the portion of the principal amount of Notes to be repurchased, which must be in denominations of US$1.00 principal amount and integral multiples of US$1.00 in excess thereof; and

(C) that the Notes are to be repurchased by the Company pursuant to the applicable provisions of the Notes and these Conditions.

Notwithstanding anything herein to the contrary, any Holder delivering the Fundamental Change Repurchase Notice contemplated by this Section 13.01 (Repurchase at Option of Holders Upon a Fundamental Change) shall have the right to withdraw, in whole or in part, such Fundamental Change Repurchase Notice at any time prior to the close of business on the second Business Day immediately preceding the Fundamental Change Repurchase Date by delivery of a duly completed written notice of withdrawal to the Company in accordance with Section 13.02 (Withdrawal of Fundamental Change Repurchase Notice).

(b) On or before the 20th calendar day after the occurrence of a Fundamental Change, the Company shall provide to all Holders a written notice (the “Fundamental Change Company Notice”) of the occurrence of the Fundamental Change and of the repurchase right at the option of the Holders arising as a result thereof. Such notice shall be by first class mail or such notice may be delivered electronically. Each Fundamental Change Company Notice shall specify:

(i) the events causing the Fundamental Change;

(ii) the date of the Fundamental Change;

(iii) the last date on which a Holder may exercise the repurchase right pursuant to this Article XIII (Repurchase of Notes at Option of Holders);

(iv) the Fundamental Change Repurchase Date;

(v) if applicable, the Conversion Rate and any adjustments to the Conversion Rate;

(vi) if applicable, that the Notes with respect to which a Fundamental Change Repurchase Notice has been delivered by a Holder may be converted only if the Holder withdraws the Fundamental Change Repurchase Notice in accordance with these Conditions; and

(vii) the procedures that Holders must follow to require the Company to repurchase their Notes.

No failure of the Company to give the foregoing notices and no defect therein shall limit the Holders’ repurchase rights or affect the validity of the proceedings for the repurchase of the Notes pursuant to this Section 13.01 (Repurchase at Option of Holders Upon a Fundamental Change).

(c) Notwithstanding anything to the contrary in this Article XIII, the Company shall not be required to repurchase or make an offer to repurchase, the Notes upon a Fundamental Change if a third party makes such an offer in the same manner, at the same time and otherwise in compliance with the requirements for an offer made by the Company as set forth in this Article XIII and such third party purchases all Notes properly surrendered and not validly withdrawn under its offer in the same manner, at the same time and otherwise in compliance with the requirements for an offer made by the Company as set forth in these Conditions.

(d) Notwithstanding the foregoing, no Notes may be repurchased by the Company on any date at the option of the Holders upon a Fundamental Change if the principal amount of the Notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date (except in the case of an acceleration resulting from a default by the Company in the payment of the Fundamental Change Repurchase Price with respect to such Notes). The Company will promptly return to the respective Holders thereof any Physical Notes held by it during the acceleration of the Notes (except in the case of an acceleration resulting from a default by the Company in the payment of the Fundamental Change Repurchase Price with respect to such Notes), and, upon such return, the Fundamental Change Repurchase Notice with respect thereto shall be deemed to have been withdrawn.

Section 13.02 Withdrawal of Fundamental Change Repurchase Notice. A Fundamental Change Repurchase Notice may be withdrawn (in whole or in part) by means of a duly completed written notice of withdrawal delivered to the Company in accordance with this Section 13.02 (Withdrawal of Fundamental Change Repurchase Notice) at any time prior to the close of business on the second Business Day immediately preceding the Fundamental Change Repurchase Date, specifying:

(i) the principal amount of the Notes with respect to which such notice of withdrawal is being submitted,

(ii) the certificate number of the Note in respect of which such notice of withdrawal is being submitted, and

(iii) the principal amount, if any, of such Note that remains subject to the original Fundamental Change Repurchase Notice, which portion must be in denominations of US$1.00 principal amount and integral multiples of US$1.00 in excess thereof.

Section 13.03 Deposit of Fundamental Change Repurchase Price.

(a) The Company will set aside, segregate and hold in trust at or prior to 11:00 a.m., New York City time, one Business Day prior to the Fundamental Change Repurchase Date, an amount of money sufficient to repurchase all of the Notes to be repurchased at the appropriate Fundamental Change Repurchase Price. Subject to receipt of Notes by the Company, payment for Notes surrendered for repurchase (and not withdrawn in accordance with Section 13.02 (Withdrawal of Fundamental Change Repurchase Notice)) will be made on the later of (i) the Fundamental Change Repurchase Date (provided the Holder has satisfied the conditions in Section 13.01 (Repurchase at Option of Holders Upon a Fundamental Change)) and (ii) the time of book-entry transfer or the delivery of such Note to the Company by the Holder thereof in the manner required by Section 13.01 (Repurchase at Option of Holders Upon a Fundamental Change), as applicable, by mailing checks for the amount payable to the Holders of such Notes entitled thereto as they shall appear in the Note Register or by wire transfer of immediately available funds to the account of the Holder.

(b) If by 11:00 a.m., New York City time, on the Fundamental Change Repurchase Date, the Company holds money sufficient to make payment on all the Notes or portions thereof that are to be repurchased on such Fundamental Change Repurchase Date, then, with respect to the Notes that have been properly surrendered for repurchase and not validly withdrawn, on such Fundamental Change Repurchase Date (i) such Notes will cease to be outstanding, (ii) interest will cease to accrue on such Notes (whether or not the Notes have been delivered to the Company) and (iii) all other rights of the Holders of such Notes will terminate (other than the right to receive the Fundamental Change Repurchase Price).

(c) Upon surrender of a Note that is to be repurchased in part pursuant to Section 13.01 (Repurchase at Option of Holders Upon a Fundamental Change), the Company shall execute and deliver to the Holder a new Note in an authorized denomination equal in principal amount to the unrepurchased portion of the Note surrendered.

Section 13.04 Covenant to Comply with Applicable Laws Upon Repurchase of Notes. In connection with any repurchase offer, the Company will, if required, comply with all federal and state securities laws in connection with any offer by the Company to repurchase the Notes, so as to permit the rights and obligations under this Article XIII to be exercised in the time and in the manner specified in this Article XIII.

Section 13.05 No Requirement to Conduct an Offer to Repurchase Notes if the Fundamental Change Results in the Notes Becoming Convertible into an Amount of Cash Exceeding the Fundamental Change Repurchase Price. Notwithstanding anything to the contrary in this Article XIII, the Company will not be required to send a Fundamental Change Company Notice pursuant to this Article XIII, or offer to repurchase or repurchase any Notes pursuant to this Article XIII, in connection with a Fundamental Change occurring pursuant to (b)(A) or (b)(B) of the definition thereof or pursuant to (a) of the definition thereof that also constitutes a Fundamental Change occurring pursuant to (b)(A) or (b)(B) of the definition thereof, if (i) such Fundamental Change constitutes a Merger Event whose Reference Property consists entirely of cash in U.S. dollars; (ii) immediately after such Fundamental Change, the Notes become convertible pursuant to Section 11.07 (Effect of Recapitalizations, Reclassifications and Changes of the Ordinary Shares) into consideration that consists solely of U.S. dollars in an amount per aggregate principal amount of Notes that equals or exceeds the Fundamental Change Repurchase Price per aggregate principal amount of Notes (which Fundamental Change Repurchase Price will be calculated assuming that such Fundamental Change Repurchase Price includes the accrued but unpaid interest payable to, but excluding, the Fundamental Change Repurchase Date for such Fundamental Change).

Article XIV

TAX REDEMPTION

Section 14.01 Tax Redemption.

(a) The Notes may not be redeemable by the Company at its option prior to the Maturity Date, except as set out in this Article XIV (Tax Redemption), and no sinking fund shall be provided for the Notes.

The Notes may be redeemed at the Company’s option, in whole but not in part at the Tax Redemption Price, if the Company is or would be required to pay Additional Amounts (which are more than a de minimis amount) as a result of (A) any change in the Applicable Tax Law of a Relevant Taxing Jurisdiction, which change is not publicly announced before, and becomes effective after, the date when the Notes are initially issued (or, if the applicable taxing jurisdiction became a Relevant Taxing Jurisdiction on a date after the Notes are initially issued, such later date), or (B) any change on or after the date when the Notes are initially issued or, in the case of a Successor Company, after the date such Successor Company assumes all of the Company’s obligations under the Notes and these Conditions, in an interpretation, administration or application of such Applicable Tax Law by any legislative body, court, governmental agency, taxing authority or regulatory or administrative authority of such relevant taxing jurisdiction (including the enactment of any legislation and the announcement or publication of any judicial decision or regulatory or administrative interpretation or determination) (each such change, a “Change in Tax Law”); provided that the Company cannot avoid these obligations by taking reasonable measures available to it (provided that changing the Company’s jurisdiction of organization or domicile shall not be considered a reasonable measure); or

(b) If the applicable Tax Redemption Date falls after a Regular Record Date and on or prior to the immediately following Interest Payment Date, the Company shall, on or, at its election, before such Interest Payment Date, pay the full amount of accrued and unpaid interest, and any Additional Amounts with respect to such interest, due on such interest payment date to the Holder of the Notes on the Regular Record Date corresponding to such Interest Payment Date.

(c) The Company shall notify the Holders in writing of its election and the date on which such interest and any Additional Amounts with respect to such interest will be paid at the time it provides such Tax Redemption Notice.

Section 14.02 Notice of Tax Redemption.

(a) In the event that the Company exercises its Tax Redemption right pursuant to Section 14.01(a) (Tax Redemption) and this Section 14.02(a) (Notice of Tax Redemption), it shall fix a date for redemption (the “Tax Redemption Date”) and it, shall send, or cause to be sent, a written notice of such Tax Redemption prepared by the Company (a “Tax Redemption Notice”) not less than 30 nor more than 60 calendar days prior to the Tax Redemption Date to each Holder of Notes so to be redeemed at its last address as the same appears on the Note Register. The Tax Redemption Date must be a Business Day.

(b) The Company shall not give any Tax Redemption Notice earlier than 60 days prior to the earliest date on which the Company would be obligated to pay any Additional Amounts, and the obligation to pay such Additional Amounts must be in effect at the time such Tax Redemption Notice is given.

(c) The Tax Redemption Notice, if sent in the manner herein provided, shall be conclusively presumed to have been given duly, whether or not the Holder receives such notice. In any case, failure to give such Tax Redemption Notice or any defect in the Tax Redemption Notice to the Holder of any Note designated for redemption shall not affect the validity of the proceedings for the redemption of any other Note.

(d) Each Tax Redemption Notice shall specify:

(i) the Tax Redemption Date;

(ii) the Tax Redemption Price;

(iii) the place or places where such Notes are to be surrendered for payment of the Tax Redemption Price;

(iv) that on the Tax Redemption Date, the Tax Redemption Price will become due and payable upon each Note to be redeemed, and that the interest thereon, if any, shall cease to accrue on and after the Tax Redemption Date;

(v) that Holders may surrender their Notes for conversion at any time prior to the close of business on the fifteenth Business Day immediately preceding the Tax Redemption Date;

(vi) the procedures a converting Holder must follow to convert its Notes;

(vii) that Holders have the right to elect not to have their Notes redeemed by delivery to the Company a written notice to that effect not later than the second Business Day immediately preceding the Tax Redemption Date;

(viii) that Holders who wish to elect not to have their Notes redeemed must satisfy the requirements set forth herein;

(ix) that, at and after the Tax Redemption Date, Holders who elect not to have their Notes redeemed (a) will not receive any Additional Amounts with respect to payments or delivery (including consideration due in respect of conversion or the Fundamental Change Repurchase Price, and whether payable in cash, Conversion Securities or otherwise) made in respect to such Holders’ Notes solely as a result of the Change in Tax Law that caused such Additional Amounts to be paid after the Tax Redemption Date and (b) all future payments (including consideration due in respect of conversion or the Fundamental Change Repurchase Price, and whether payable in cash, Conversion Securities or otherwise) with respect to the Notes will be subject to any tax required to be withheld or deducted under the laws of a Relevant Taxing Jurisdiction, as a result of such Change in Tax Law; provided that, notwithstanding the foregoing, if a Holder electing not to be subject to a Tax Redemption converts its Notes in connection with such Tax Redemption, the Company will be obligated to pay Additional Amounts, if any, with respect to such conversion;

(x) the Conversion Rate; and

(xi) the ISIN or other similar numbers, if any, assigned to such Notes.

A Tax Redemption Notice shall be irrevocable and shall not be subject to conditions. In the case of a Tax Redemption, a Holder may convert its Notes at any time until the close of business on the second Business Day preceding the Tax Redemption Date.

Section 14.03 Payment of Notes Called for Redemption.

(a) If any Tax Redemption Notice has been given in respect of the Notes in accordance with Section 14.02 (Notice of Tax Redemption), the Notes shall become due and payable on the applicable Tax Redemption Date at the place or places stated in the applicable Tax Redemption Notice and at the applicable Tax Redemption Price. On presentation and surrender of the Notes at the place or places stated in the Tax Redemption Notice, the Notes shall be paid and redeemed by the Company at the applicable Tax Redemption Price.

(b) Prior to 11:00 a.m., New York City time on the applicable Tax Redemption Date, the Company shall segregate and hold in trust an amount of cash in immediately available funds, sufficient to pay the Tax Redemption Price of all of the Notes to be redeemed on such Tax Redemption Date. Payment for the Notes to be redeemed shall be made on the Tax Redemption Date for such Notes.

Section 14.04 Holders’ Right to Avoid Tax Redemption. Notwithstanding anything to the contrary in this Article XIV, if the Company has given a Tax Redemption Notice as described in Section 14.02 (Notice of Tax Redemption), each Holder of Notes will have the right to elect that such Holder’s Notes will not be subject to Tax Redemption. If a Holder elects not to be subject to a Tax Redemption, the Company will not be required to pay any Additional Amounts (including consideration due in respect of conversion or Fundamental Change Repurchase Price, and whether payable in cash, Conversion Securities or otherwise) with respect to any payment of interest, payment of principal or delivery made in respect of such Holder’s Notes following the Tax Redemption Date solely as a result of the Change in Tax Law that caused such Additional Amounts to be paid after the Tax Redemption Date, and all subsequent payments in respect of such Holder’s Notes will be subject to any tax required to be withheld or deducted under the laws of a Relevant Taxing Jurisdiction, as a result of the Change in Tax Law. The obligation to pay Additional Amounts to any electing Holder for periods up to the Tax Redemption Date shall remain subject to the exceptions set forth under Section 4.06 (Additional Amounts). Where no election is made, the Holder will have its Notes redeemed without any further action. Holders must exercise their option to elect to avoid a Tax Redemption by written notice to the Company no later than the close of business on the fifteenth Business Day immediately preceding the Tax Redemption Date, provided that a Holder that has complied with the requirements set forth in Section 11.02 (Conversion Procedure; Settlement Upon Conversion) will be deemed to have delivered a notice of its election to avoid a Tax Redemption. For the avoidance of doubt, a Tax Redemption shall not affect any Holder’s right to convert any Notes (and the Company’s obligation, if the Conversion Date for such conversion occurs before the applicable Tax Redemption Date, to pay any Additional Amounts in connection with such conversion).

Section 14.05 Restrictions on Tax Redemption. The Company may not redeem any Notes on any date if the principal amount of the Notes has been accelerated in accordance with the terms of these Conditions, and such acceleration has not been rescinded, on or prior to the applicable Tax Redemption Date (except in the case of an acceleration resulting from a Default by the Company in the payment of the Tax Redemption Price with respect to such Notes).

Section 14.06 Withdrawal of Notice of Election to Avoid Tax Redemption. A Holder may withdraw any notice of election to avoid a Tax Redemption (other than such a deemed notice of election) made pursuant to Section 14.04 (Holders’ Rights to Avoid Tax Redemption), by delivering to the Company a written notice of withdrawal prior to the close of business on the second Business Day immediately preceding the Tax Redemption Date (or, if the Company fails to pay the redemption price on the Tax Redemption Date, such later date on which the Company pays the Tax Redemption Price).

Article XV

PREEMPTIVE RIGHTS

Section 15.01 Preemptive Rights; General. The Company will not, and will not permit any Subsidiary to, issue or sell any Ordinary Shares, securities convertible into Ordinary Shares or other equity or equity-linked securities (collectively, the “New Securities”) without granting each Initial Holder (if such Initial Holder holds any Notes at such time) the right to purchase, on an as-converted basis (regardless of whether any of such Initial Holder’s Notes have been converted), its Pro Rata Share of any New Securities that the Company may, from time to time, propose to issue or sell (the “Preemptive Rights”). In connection with any issuance of New Securities, each Holder’s “Pro Rata Share” for purposes of this Section 15.01 is the percentage of the Company’s outstanding Ordinary Shares (including any Ordinary Shares represented by ADSs) the Conversion Securities then deliverable to such Initial Holder upon conversion of their Notes then held represent immediately prior to the date of the First Participation Notice in connection with such issuance of New Securities. The Company covenants and agrees not to grant any other Person preemptive rights inconsistent with or more favorable to such Person than the rights granted to the Initial Holders hereunder. The Preemptive Rights shall be subject to (i) the Company’s commercially reasonable efforts to seek approval from the Company’s shareholders for such Preemptive Rights prior to the issuance of any New Securities, and each Initial Holder and each Permitted Holder (to the extent such Initial Holder and Permitted Holders are shareholders in the Company at such time) acknowledges and agrees that it shall vote in favor of such resolutions and (ii) any other limitations under Swedish law, including the board of directors’ fiduciary duties (the “Preemptive Right Conditions”). For the avoidance of doubt, if such Preemptive Rights cannot be provided due to the failure of the Preemptive Right Conditions, any convertible notes, preferred equity or other equity-linked securities issued must be pari passu with or subordinated to the Notes in right of payment and cannot rank senior to the Notes.

Section 15.02 New Securities. For purposes hereof, “New Securities” shall not include:

(a) any Equity Interests issued or issuable pursuant to the Company’s 2021 Incentive Award Plan (as amended or replaced by any other employee incentive plan subsequently established by the Company);

(b) any Equity Interests issued in connection with any share split, share dividend, reclassification or other similar event in which all Holders are entitled to participate, directly or indirectly, on a pro-rata basis;

(c) any Equity Interests issued upon conversion of any Indebtedness, warrants, options or other convertible securities issued and outstanding prior to the issuance of the Notes; and

(d) any Ordinary Shares or warrants issued or issuable upon the conversion of the Notes or the U.S. Notes.

Section 15.03 Procedures.

(a) First Participation Notice. In the event that the Company proposes to undertake an issuance of New Securities (in a single transaction or a series of related transactions), it shall give to each Initial Holder (if such Initial Holder holds any Notes at such time) written notice of its intention to issue New Securities (the “First Participation Notice”), describing the amount and type of New Securities, the price and the general terms upon which the Company proposes to issue such New Securities. Each such Initial Holder shall have five Business Days from the date of receipt of any such First Participation Notice to agree in writing to purchase up to such Initial Holder’s Pro Rata Share of such New Securities for the price and upon the terms and conditions specified in the First Participation Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed such

Holder’s Pro Rata Share). If any such Initial Holder fails to so respond in writing within such five Business Day period to purchase such Initial Holder’s full Pro Rata Share of an offering of New Securities, then such Initial Holder shall forfeit the right hereunder to purchase that part of its Pro Rata Share of such New Securities that it did not agree to purchase, but shall not be deemed to forfeit any right with respect to any future or other issuance of New Securities.

(b) Second Participation Notice; Oversubscription. If any Initial Holder fails or declines to exercise its Preemptive Rights in accordance with subsection (i) above, the Company shall promptly give notice (the “Second Participation Notice”) to other Initial Holders who exercised in full their Preemptive Rights (the “Oversubscription Participants”) in accordance with subsection (a) above. Each Oversubscription Participant shall have five Business Days from the date of the Second Participation Notice (the “Second Participation Period”) to notify the Company of its desire to purchase more than its Pro Rata Share of the New Securities, stating the number of the additional New Securities it proposes to buy (the “Additional Number”). Such notice may be made by telephone if confirmed in writing within two Business Days. If, as a result thereof, such oversubscription exceeds the total number of the remaining New Securities available for purchase, each Oversubscription Participant will be cut back by the Company with respect to its oversubscription to such number of remaining New Securities equal to the lesser of (x) the Additional Number and (y) the product obtained by multiplying (i) the number of the remaining New Securities available for subscription by (ii) a fraction, the numerator of which is the number of Ordinary Shares (calculated on a fully-diluted and as-converted basis) held by such Oversubscription Participant and the denominator of which is the total number of Ordinary Shares (calculated on a fully-diluted and as-converted basis) held by all the Oversubscription Participants. Each Oversubscription Participant shall be obliged to purchase such number of New Securities as determined by the Company pursuant to this Section 15.03(b) and the Company shall so notify the Oversubscription Participants within fifteen Business Days following the date of the Second Participation Notice.

Section 15.04 Failure to Exercise. Upon the expiration of the Second Participation Period, or in the event no Holder exercises the Preemptive Rights within 10 Business Days following the issuance of the First Participation Notice, the Company shall have 90 days thereafter to complete the sale of the New Securities described in the First Participation Notice with respect to which the Preemptive Rights hereunder were not exercised at the same or higher price and upon non-price terms not more favorable to the purchasers thereof than specified in the First Participation Notice. In the event that the Company has not issued and sold such New Securities within such 90 days period, then the Company shall not thereafter issue or sell any New Securities without again first offering such New Securities to the Initial Holders pursuant to this Article XV.

Section 15.05 No Assignment of Preemptive Rights. No Holder shall assign all or any of its Preemptive Rights to any person; provided that an Initial Holder may assign its Preemptive Rights to any Affiliate of such Initial Holder only if such Affiliate agrees in writing for the express benefit of the Company (in form and substance reasonably satisfactory to the Company and with a copy thereof to be furnished to the Company) to be bound by these Conditions, including without limitation the Preemptive Right Conditions. If any Initial Holder transfers all or any of its Notes to any person (a “Subsequent Holder”) other than an Affiliate in accordance with the foregoing sentence, such Subsequent Holder shall not be granted any Preemptive Rights under this Article XV.

Section 15.06 No Conversion Rate Adjustment. If a Holder exercises any of its Preemptive Rights pursuant to this Article XV, no Conversion Rate adjustment that would otherwise have been made pursuant to Section 11.04 or otherwise in these Conditions in connection with the sale or issuance of such New Securities will be made in respect of such Holder’s Notes.

Article XVI

COVERED DISPOSITIONS

Section 16.01 Use of Net Proceeds of Covered Dispositions.

(a) Within 30 calendar days following the receipt of any Net Proceeds from a Covered Disposition, the Company (or the applicable Subsidiary, as the case may be) may apply such Net Proceeds, at its option, to repay, redeem, retire, defease, replace, refinance or repurchase Pari Passu Debt Liabilities. Any Net Proceeds not so applied within such 30 day period will constitute “Excess Proceeds”; provided that the amount of Excess Proceeds shall be increased by the excess of (i) the principal amount of any Indebtedness incurred by the Company and its Subsidiaries within the five business days prior to, on the day of, or in the five Business Days following such repayment, redemption, retirement, defeasance, replacement, refinancing or repurchase of Pari Passu Debt Liabilities over (ii) the principal amount of such Pari Passu Debt Liabilities repaid, redeemed, retired, defeased, replaced, refinanced or repurchased.

(b) If there are any Excess Proceeds at the end of the fifth Business Day after a 30 calendar day period described in clause (a), then within five Business Days after the end of such fitfh Business Day, the Company shall provide a written notice to the Holders of the Notes (a “Covered Disposition Notice”) setting forth:

(i) the nature of the Covered Disposition;

(ii) the amount of Excess Proceeds;

(iii) the Covered Disposition Offer Price;

(iv) the purchase date with respect to such Covered Disposition Offer (the “Covered Disposition Offer Repurchase Date”); and

(v) the procedures that Holders must follow to require the Company to repurchase their Notes.

No failure of the Company to give the foregoing notices and no defect therein shall limit the Holders’ repurchase rights or affect the validity of the proceedings for the repurchase of the Notes pursuant to this Section 16.01 (Use of Net Proceeds of Covered Dispositions).

(c) If within 15 calendar days after the date a Covered Disposition Notice is provided by the Company, Holders of a majority of the outstanding principal amount of the Notes provide a written request (a “Covered Disposition Offer Request”) to the Company to make a Covered Disposition Offer with respect to the applicable Covered Disposition, the Company shall make such Covered Disposition Offer within 20 business days of receipt of such Covered Disposition Offer Request. If holders of a majority of the outstanding principal amount of the Notes do not provide such written request with respect to such Covered Disposition, the Company and its Restricted Subsidiaries may use such Excess Proceeds for any purpose not otherwise prohibited by these Conditions.

(d) The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to a Covered Disposition Offer. To the extent that the provisions of any securities laws or regulations conflict with this Section 16.01, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue of such compliance.

(e) Pending the final application of any Net Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by these Conditions.

Section 16.02 Repurchase at Option of Holders Upon a Covered Disposition.

(a) An offer made pursuant to Section 16.01 (a “Covered Disposition Offer”) shall be made to all holders of Notes and all holders of other Indebtedness that is pari passu in right of payment with the Notes containing provisions similar to those set forth in Section 16.01 with respect to offers to purchase or redeem with the proceeds of sales of Covered Assets to purchase the maximum principal amount of Notes and such other Indebtedness that may be purchased with the applicable Excess Proceeds; provided that the purchase price for the Notes shall equal to the Fundamental Change Repurchase Price (as defined in Section 13.01), and will be payable in cash. If any Excess Proceeds remain after consummation of a Covered Disposition Offer, the Company and its Restricted Subsidiaries may use such Excess Proceeds for any purpose not otherwise prohibited by these Conditions. If the aggregate purchase price for the Notes and other Pari Passu Debt Liabilities tendered into such Covered Disposition Offer exceeds the amount of Excess Proceeds, the Company will select the Notes and such other Pari Passu Debt Liabilities to be purchased on a pro rata basis. Upon completion of each Covered Disposition Offer, the amount of Excess Proceeds will be reset at zero.

(b) Repurchases of Notes under this Section 16.02 shall be made, at the option of the Holder thereof, upon:

(i) delivery of the Notes to the Company together with a Covered Disposition Offer Repurchase Notice in substantially the form set forth in Attachment 4 (together with all necessary endorsements for transfer), or book-entry transfer of the Notes;

in each case (a) such delivery being a condition to receipt by the Holder of the Covered Disposition Offer Price therefor and (b) such delivery occurring on or before the close of business on the second Business Day immediately preceding the applicable Covered Disposition Offer Repurchase Date.

(c) The Covered Disposition Offer Repurchase Notice in respect of any Notes to be repurchased shall state:

(1) the certificate numbers of the Notes to be delivered for repurchase;

(2) the portion of the principal amount of Notes to be repurchased, which must be in denominations of US$1.00 principal amount and integral multiples of US$1.00 in excess thereof; and

(3) that the Notes are to be repurchased by the Company pursuant to the applicable provisions of the Notes and these Conditions.

Notwithstanding anything herein to the contrary, any Holder delivering the Covered Disposition Offer Repurchase Notice contemplated by this Section 16.02 (Repurchase at Option of Holders Upon a Covered Disposition) shall have the right to withdraw, in whole or in part, such Covered Disposition Offer Repurchase Notice as set forth in Section 16.03 (Withdrawal of Covered Disposition Offer Repurchase Notice).

Section 16.03 Withdrawal of Covered Disposition Offer Repurchase Notice. A Covered Disposition Offer Repurchase Notice may be withdrawn (in whole or in part) by means of a duly completed written notice of withdrawal delivered to the Company in accordance with this Section 16.03 (Withdrawal of a Covered Disposition Offer Repurchase Notice) at any time prior to the close of business on the second Business Day immediately preceding the Covered Disposition Offer Repurchase Date, specifying:

(a) the principal amount of the Notes with respect to which such notice of withdrawal is being submitted;

(b) the certificate number of the Note in respect of which such notice of withdrawal is being submitted; and

(c) the principal amount, if any, of such Note that is not being withdrawn, which portion must be in denominations of US$1.00 principal amount and integral multiples of US$1.00 in excess thereof.

Section 16.04 Deposit of Covered Disposition Offer Price.

(a) The Company will set aside, segregate and hold in trust at or prior to 11:00 a.m., New York City time, one Business Day prior to the Covered Disposition Offer Repurchase Date, an amount of money sufficient to repurchase all of the Notes to be repurchased at the applicable Covered Disposition Offer Price. Subject to receipt of Notes by the Company, payment for Notes surrendered for repurchase (and not withdrawn in accordance with Section 16.03 (Withdrawal of Covered Disposition Offer Repurchase Notice)) will be made on the later of (i) the Covered Disposition Repurchase Date (provided the Holder has satisfied the conditions in Section 16.02 (Repurchase at Option of Holders Upon a Covered Disposition)) and (ii) the time of book-entry transfer or the delivery of such Note to the Company by the Holder thereof in the manner required by Section 16.02 (Repurchase at Option of Holders Upon a Covered Disposition), as applicable, by wire transfer of immediately available funds to the account of the Holder.

(b) If by 11:00 a.m., New York City time, on the Covered Disposition Offer Repurchase Date, the Company holds money sufficient to make payment on all the Notes or portions thereof that are to be repurchased on such Covered Disposition Offer Repurchase Date, then, with respect to the Notes that have been properly surrendered for repurchase, and not validly withdrawn, on such Covered Disposition Offer Repurchase Date (i) such Notes will cease to be outstanding, (ii) interest will cease to accrue on such Notes (whether or not the Notes have been delivered to the Company) and (iii) all other rights of the Holders of such Notes will terminate (other than the right to receive the Covered Disposition Offer Price).

(c) Upon surrender of a Note that is to be repurchased in part pursuant to Section 16.02 (Repurchase at Option of Holders Upon a Covered Disposition), the Company shall execute and deliver to the Holder a new Note in an executed denomination equal in principal amount to the unrepurchased portion of the Note surrendered.

Article XVII

MISCELLANEOUS PROVISIONS

Section 17.01 Binding on Company’s Successors. All the covenants, stipulations, promises and agreements of the Company contained in these Conditions shall bind its successors and assigns whether so expressed or not.

Section 17.02 Official Acts by Successor Corporation. Any act or proceeding by any provision of these Conditions authorized or required to be done or performed by any board, committee or Officer of the Company shall and may be done and performed with like force and effect by the like board, committee or officer of any corporation or other entity that shall at the time be the lawful sole successor of the Company.

Section 17.03 Addresses for Notices, Etc. Any notice or demand that by any provision of these Conditions is required or permitted to be given or served by the Holders on the Company shall be deemed to have been sufficiently given or made, for all purposes if given or served by being delivered in person, transmitted by facsimile, sent via electronic mail or deposited postage prepaid by registered or certified mail in a post office letter box addressed to:

Oatly Group AB

Ångfärjekajen 8,

211 19 Malmö, Sweden

Attention: General Counsel

Any notice or communication delivered or to be delivered to a Holder of Notes shall be mailed to it by first class mail, postage prepaid, at its address as it appears on the Note Register and shall be sufficiently given to it if so mailed within the time prescribed.

Failure to mail or deliver a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders. If a notice or communication is mailed or delivered, as the case may be, in the manner provided above, it is duly given, whether or not the addressee receives it.

All notices, approvals, consents, requests and any communications hereunder that is required to be signed must be in writing in English.

Section 17.04 Governing Law; Jurisdiction.

THESE CONDITIONS AND EACH NOTE, AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THESE CONDITIONS AND EACH NOTE (OTHER THAN THE CREATION AND ISSUANCE OF THE ORDINARY SHARES UPON EXERCISE OF THE CONVERSION RIGHTS IN RESPECT OF THE NOTES, WHICH SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED IN ACCORDANCE WITH, SWEDISH LAW), SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICTS OF LAWS PROVISIONS THEREOF.

The Company irrevocably consents and agrees, for the benefit of the Holders from time to time of the Notes, that any legal action, suit or proceeding against it with respect to obligations, liabilities or any other matter arising out of or in connection with these Conditions or the Notes may be brought in the federal courts of the United States of America or the courts of the State of New York, in each case, located in the City of New York, New York (collectively, the “specified courts”) and, until amounts due and to become due in respect of the Notes have been paid, hereby irrevocably consents and submits to the non-exclusive jurisdiction of each such court in personam, generally and unconditionally with respect to any action, suit or proceeding for itself in respect of its properties, assets and revenues.

The Company irrevocably and unconditionally waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any of the aforesaid actions, suits or proceedings arising out of or in connection with these Conditions brought in the specified courts and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

Section 17.05 Submission to Jurisdiction; Service of Process. The Company irrevocably appoints Corporation Service Company, with offices at 19 West 44th Street, Suite 200, New York, NY 10036 as its authorized agent in the City of New York upon which process may be served in any such suit or proceeding, and agrees that service of process upon such agent, and written notice of said service to the Company by the person serving the same to:

Oatly Group AB

Ångfärjekajen 8,

211 19 Malmö, Sweden

Attention: General Counsel

shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to take any and all action as may be necessary to maintain such designation and appointment of such agent in full force and effect for a period of five and one half years from the date of these Conditions. If for any reason such agent shall cease to be such agent for service of process, the Company shall forthwith appoint a new agent of recognized standing for service of process in the State of New York. Nothing herein shall affect the right of any agent or any Holder to serve process in any other manner permitted by law or to commence legal proceedings or otherwise proceed against the Company in any other court of competent jurisdiction. To the extent that the Company has or hereafter may acquire any sovereign or other immunity from jurisdiction of any court or from any legal process with respect to itself or its property, the Company irrevocably waives such immunity in respect of its obligations hereunder or under any Note.

Section 17.06 Language versions . These Conditions have been drafted and executed in English and translated into Swedish only for the purpose of filing a registration application with the Swedish Companies Registration Office. In case of any discrepancies between the two language versions, the English version shall prevail.

Section 17.07 Legal Holidays. In any case where any Interest Payment Date, Fundamental Change Repurchase Date, Conversion Date, Tax Redemption Date, Covered Disposition Offer Repurchase Date or Maturity Date is not a Business Day, then such Interest Payment Date, Fundamental Change Repurchase Date, Conversion Date, Tax Redemption Date, Covered Disposition Offer Repurchase Date or Maturity Date, as applicable, will not be postponed but any action to be taken on such date need not be taken on such date, but may be taken on the next succeeding Business Day with the same force and effect as if taken on such date, and no interest shall accrue or be paid in respect of the delay. For purposes of the foregoing sentence, a day on which the applicable place of payment is authorized or required by law or executive order to close or be closed will be deemed not to be a Business Day.

Section 17.08 No Security Interest Created. Nothing in these Conditions or in the Notes, expressed or implied, shall be construed to constitute a security interest under the Uniform Commercial Code or similar legislation, as now or hereafter enacted and in effect, in any jurisdiction.

Section 17.09 Benefits of Conditions. Nothing in these Conditions or in the Notes, expressed or implied, shall give to any Person, other than the Holders, any Note Registrar and their successors hereunder, any benefit or any legal or equitable right, remedy or claim under these Conditions.

Section 17.10 Table of Contents, Headings, Etc. The table of contents and the titles and headings of the articles and sections of these Conditions have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

Section 17.11 Execution in Counterparts. These Conditions may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument. The exchange of copies of these Conditions and of signature pages by facsimile, PDF or other electronic transmission shall constitute effective execution and delivery of these Conditions as to the parties hereto and may be used in lieu of the original Conditions for all purposes. Signatures of the parties hereto transmitted by facsimile, PDF or other electronic transmission shall constitute effective execution and delivery of these Conditions as to the other parties hereto and shall be deemed to be their original signatures for all purposes.

Section 17.12 Severability. In the event any provision of these Conditions or in the Notes shall be invalid, illegal or unenforceable, then (to the extent permitted by law) the validity, legality or enforceability of the remaining provisions shall not in any way be affected or impaired.

Section 17.13 Calculations.

(a) The Company shall be responsible for making all calculations called for under the Notes. These calculations include, but are not limited to, determinations of the Last Reported Sale Prices of the ADSs, the Make-Whole Amount, Defaulted Amounts, Additional Amounts, accrued interest payable on the Notes, the Tax Redemption Price, the Covered Disposition Offer Price and the Conversion Rate of the Notes. The Company shall make all these calculations in good faith and, absent manifest error (subject to Section 17.13(b)), the Company’s calculations shall be final and binding on Holders. The Company will send the calculations to any Holder of Notes upon the prior written request and satisfactory proof of holding of that Holder at the sole cost and expense of the Company.

(b) In the case of a dispute as to the determination of any calculations under these Conditions including, but not limited to, determinations of the Last Reported Sale Prices of the ADSs, the Make-Whole Amount, Defaulted Amounts, Additional Amounts, accrued interest payable on the Notes, the Tax Redemption Price, the Covered Disposition Offer Price and the Conversion Rate of the Notes the Company shall submit the disputed determinations or arithmetic calculations via facsimile or electronic mail to the Holders. If Holders of a majority in aggregate principal amount of the Notes outstanding determined subject to Section 6.04 (Requisite Aggregate Principal Amount; Company-Owned Notes Disregarded) agree in good faith that such determination or calculation contains manifest error within three Business Days of such disputed determination or arithmetic calculation being submitted to the Holders, then the Company shall, within three Business Days thereafter submit via facsimile or electronic mail (a) the disputed determination of the Last Reported Sale Price or any other disputed determination to an independent, reputable investment bank selected by the Company and approved by Holders of a majority in aggregate principal amount of the Notes outstanding determined subject to Section 6.04 (Requisite Aggregate Principal Amount; Company-Owned Notes Disregarded), such approval not to be unreasonably withheld, conditioned or delayed, or (b) the disputed arithmetic calculation of the Make-Whole Amount, Defaulted Amounts, Additional Amounts, accrued interest payable on the Notes, the Tax Redemption Price, the Covered Disposition Offer Price or the Conversion Rate of the Notes to an independent, outside accountant, selected by the Company and approved by Holders of a majority in aggregate principal amount of the Notes outstanding determined subject to Section 6.04 (Requisite Aggregate Principal Amount; Company-Owned Notes Disregarded), such approval not to be unreasonably withheld, conditioned or delayed. The Company, at the Holders’ expense, shall cause the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holders of the results no later than five (5) Business Days from the time it receives the disputed determinations or calculations. Such investment bank’s or accountant’s determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

Section 17.14 USA Patriot Act. The parties hereto acknowledge that in order to help the United States government fight the funding of terrorism and money laundering activities, pursuant to Federal regulations that became effective on October 1, 2003 (Section 326 of the USA PATRIOT Act) all financial institutions are required to obtain, verify, record and update information that identifies each person establishing a relationship or opening an account. The parties to these Conditions agree that they will provide to the Company such information as it may request, from time to time, in order for the Company to satisfy the requirements of the USA PATRIOT Act, including but not limited to the name, address, tax identification number and other information that will allow it to identify the individual or entity who is establishing the relationship or opening the account and may also ask for formation documents such as articles of incorporation or other identifying documents to be provided.

Section 17.15 Withholding Taxes. Subject in all respects to the provisions of Section 4.06 (Additional Amounts), any applicable withholding taxes (including backup withholding) may be withheld from interest and payments upon conversion, repurchase, redemption or maturity of the Notes. In addition, but subject in all respects to the provisions of Section 4.06 (Additional Amounts), if any withholding taxes (including backup withholding) are paid on behalf of a Holder or beneficial owner of Notes, then those withholding taxes may be withheld from or set off against payments of cash or the delivery of Ordinary Shares, in respect of the Notes (or, in some circumstances, any payments on the Ordinary Shares or sales proceeds received by or other funds or assets of the Holder or beneficial owner without duplication of any amounts already withheld or set off).

Section 17.16 No Personal Liability of Incorporators, Shareholders, Employees, Agents, Officers, Directors or Subsidiaries. No recourse for the payment of the principal of or accrued and unpaid interest on any Note, nor for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company in these Conditions or in any supplemental conditions thereto or in any Note, nor because of the creation of any indebtedness represented thereby, shall be had against any incorporator, shareholder, employee, agent, officer or director or Subsidiary, as such, past, present or future, of the Company or of any successor entity, either directly or through the Company or any successor entity, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise. Each Holder, by accepting the Notes waives and releases all such liability. The waiver and release are a condition of, and part of the consideration, the execution of these Conditions and the issuance of the Notes.

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Exhibit A
FORM OF FACE OF NOTE

THIS SECURITY AND THE ORDINARY SHARES DELIVERABLE UPON CONVERSION OF THIS SECURITY, IF ANY, HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND PRIOR TO THE DATE THAT IS 40 DAYS AFTER THE DATE HEREOF, MAY NOT BE OFFERED, SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, A U.S. PERSON (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT) EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOTE SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE ACQUIRER:

(1) REPRESENTS THAT IT AND ANY ACCOUNT FOR WHICH IT IS ACTING IS NOT A U.S. PERSON AND IS LOCATED OUTSIDE THE UNITED STATES (WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT) AND THAT IT EXERCISES SOLE INVESTMENT DISCRETION WITH RESPECT TO EACH SUCH ACCOUNT, AND

(2) AGREES FOR THE BENEFIT OF OATLY GROUP AB (THE “COMPANY”) THAT IT WILL NOT OFFER, SELL, PLEDGE OR OTHERWISE TRANSFER THIS SECURITY, THE ORDINARY SHARES DELIVERABLE UPON CONVERSION OF THIS SECURITY OR ANY BENEFICIAL INTEREST HEREIN OR THEREIN PRIOR TO THE DATE THAT IS THE LATER OF (X) 40 DAYS AFTER THE DATE HEREOF AND (Y) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY APPLICABLE LAW, EXCEPT:

(A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, OR

(B) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BECOME EFFECTIVE UNDER THE SECURITIES ACT, OR

(C) TO A NON-U.S. PERSON IN AN OFFSHORE TRANSACTION MEETING THE REQUIREMENTS OF RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, OR

(D) PURSUANT TO ANY OTHER EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

THE COMPANY RESERVES THE RIGHT TO REQUIRE THE DELIVERY OF SUCH LEGAL OPINIONS, CERTIFICATIONS OR OTHER EVIDENCE AS MAY REASONABLY BE REQUIRED IN ORDER TO DETERMINE THAT THE PROPOSED TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE

STATE SECURITIES LAWS. NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

[INCLUDE FOLLOWING LEGEND ON FACE OF ALL NOTES]

[THE FOLLOWING INFORMATION IS SUPPLIED SOLELY FOR U.S. FEDERAL INCOME TAX PURPOSES. THE CONVERTIBLE SENIOR PIK NOTE WAS ISSUED WITH “ORIGINAL ISSUE DISCOUNT” (“OID”) WITHIN THE MEANING OF SECTION 1273 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED. LENDERS MAY OBTAIN INFORMATION REGARDING THE AMOUNT OF ANY OID, THE ISSUE PRICE, THE ISSUE DATE, AND THE YIELD TO MATURITY RELATING TO THE CONVERTIBLE SENIOR PIK NOTE BY CONTACTING THE COMPANY AT OATLY GROUP AB, ÅNGFÄRJEKAJEN 8, 211 19 MALMÖ, SWEDEN.]

OATLY GROUP AB

9.25% Convertible Senior PIK Note due 2028

No. [__] US$[●]

Oatly Group AB, a public limited liability company established under the laws of Sweden, for value received, promises to pay to [●], or its registered assigns, the principal sum of $[●] on September 14, 2028 and to pay interest thereon, as provided in the Terms and Conditions of the Notes referred to below, until the principal and all accrued and unpaid interest are paid or duly provided for.

Interest Payment Dates: April 15 and October 15 of each year, commencing on October 15, 2023.

Regular Record Dates: April 1 and October 1 immediately preceding each Interest Payment Date (whether or not a Business Day).

Additional provisions of this Note are set forth on the other side of this Note.

[The Remainder of This Page Intentionally Left Blank; Signature Page Follows]

Delivered on:

OATLY GROUP AB

9.25% Convertible Senior PIK Note due 2028

This Note is one of a duly authorized issue of notes of Oatly Group AB, a public limited liability company established under the laws of Sweden (the “Company”), designated as its 9.25% Convertible Senior PIK Notes due 2028 (the “Notes”), all issued or to be issued pursuant to the terms and conditions of the notes, dated as of March 14, 2023 (as the same may be amended from time to time, the “Terms and Conditions”). Capitalized terms used in this Note without definition have the respective meanings ascribed to them in the Terms and Conditions.

The Terms and Conditions sets forth the rights and obligations of the Company and the Holders and the terms of the Notes. Notwithstanding anything to the contrary in this Note, to the extent that any provision of this Note conflicts with the provisions of the Terms and Conditions, the provisions of the Terms and Conditions will control.

1.
Interest. This Note will accrue interest at a rate and in the manner set forth in Section 2.03 of the Terms and Conditions. Interest on this Note will begin to accrue from, and including, April 18, 2023.

Interest will accrue as cash interest or PIK Interest in accordance with Section 2.03(d).

2.
Maturity. This Note will mature on September 14, 2028, unless earlier repurchased, redeemed or converted.
3.
Method of Payment. Cash amounts due on this Note will be paid in the manner set forth in Section 2.03(d)(ii) and Section 4.01 of the Terms and Conditions. PIK Interest will be paid in the manner set forth in in Section 2.03(d)(ii) of the Terms and Conditions.
4.
Persons Deemed Owners. The Holder of this Note will be treated as the owner of this Note for all purposes.
5.
Denominations; Transfers and Exchanges. All Notes will be in principal amounts equal to any authorized denominations. Subject to the terms of the Terms and Conditions, the Holder of this Note may transfer or exchange this Note by presenting it to the Note Registrar and delivering any required documentation or other materials.
6.
Right of Holders to Require the Company to Repurchase Notes upon a Fundamental Change. If a Fundamental Change occurs, then each Holder will have the right to require the Company to repurchase such Holder’s Notes (or any portion thereof in an authorized denomination) for cash in the manner, and subject to the terms, set forth in Section 13.01 of the Terms and Conditions.
7.
Right of the Company to Redeem the Notes. The Company will have the right to redeem the Notes for cash in the manner, and subject to the terms, set forth in Article XIV of the Terms and Conditions.
8.
Conversion. The Holder of this Note may convert this Note into Conversion Consideration in the manner, and subject to the terms, set forth in Article XI of the Terms and Conditions.
9.
Defaults and Remedies. If an Event of Default occurs, then the principal amount of, and all accrued and unpaid interest on, all of the Notes then outstanding may (and, in certain circumstances, will automatically) become due and payable in the manner, and subject to the terms, set forth in Article V of the Terms and Conditions.
10.
Amendments, Supplements and Waivers. The Company may amend or supplement the Terms and Conditions or the Notes or waive compliance with any provision of the Terms and Conditions or the Notes in the manner, and subject to the terms, set forth in Article VIII of the Terms and Conditions.
11.
No Personal Liability of Directors, Officers, Employees and Shareholders. No past, present or future director, officer, employee, incorporator or shareholder of the Company, as such, will have any liability for any obligations of the Company under the Terms and Conditions or the Notes or for any claim based on, in respect of, or by reason of, such obligations or their creation. By accepting any Note, each Holder waives and releases all such liability. Such waiver and release are part of the consideration for the issuance of the Notes.
12.
Abbreviations. Customary abbreviations may be used in the name of a Holder or its assignee, such as TEN COM (tenants in common), TEN ENT (tenants by the entireties), JT TEN (joint tenants with right of survivorship and not as tenants in common), CUST (custodian), and U/G/M/A (Uniform Gift to Minors Act).
13.
Governing Law. THIS NOTE, AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS NOTE, WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICTS OF LAWS PROVISIONS THEREOF (EXCEPT THE CREATION AND ISSUANCE OF THE ORDINARY SHARES UPON EXERCISE OF THE CONVERSION RIGHTS IN RESPECT OF THE NOTES, WHICH SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED IN ACCORDANCE WITH, SWEDISH LAW).

To request a copy of the Terms and Conditions, which the Company will provide to any Holder at no charge, please send a written request to the following address:

Oatly Group AB
Ångfärjekajen 8,
211 19 Malmö, Sweden

Attachment 1
to EXHIBIT A
FORM OF CONVERSION NOTICE

To: OATLY GROUP AB

The undersigned registered owner of this Note hereby exercises the option to convert this Note, or the portion hereof (that is in denominations of US$1.00 principal amount and integral multiples of US$1.00 in excess thereof) below designated, into Ordinary Shares in accordance with the terms of the Terms and Conditions referred to in this Note, and directs that any Ordinary Shares deliverable upon such conversion be registered in the name of the registered Holder hereof unless a different name has been indicated below in the Company’s register of shareholders, and any cash payable for any fractional Ordinary Shares, and any Notes representing any unconverted principal amount hereof, be issued and delivered to such Person designated by the registered Holder hereof.

The undersigned hereby instructs the Company to register the Ordinary Shares in the name of:

Name of Beneficial Owner to Receive Ordinary Shares (English):
Address of Beneficial Owner to Receive Ordinary Shares (English):
Name of Registered Holder of the Ordinary Shares:
Number of Ordinary Shares to be Issued:
Beneficial Owner’s Tax ID Number:
Contact Name and Tel No. / Email Address:

If any Ordinary Shares or any portion of this Note not converted are to be issued in the name of a Person other than the undersigned, the undersigned will pay all documentary, stamp or similar issue or transfer taxes, if any, in accordance with Section 11.02(b) (Conversion Procedure; Settlement Upon Conversion) of the Terms and Conditions. Any amount required to be paid to the undersigned on account of interest accompanies this Note. Capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Terms and Conditions.

The undersigned further certifies:

1.
The undersigned acknowledges (and if the undersigned is acting for the account of another person, that person has confirmed that it acknowledges) that the securities received upon conversion of this Note (or securities represented thereby) have not been and are not expected to be registered under the Securities Act.
2.
[The undersigned agrees (and if the undersigned is acting for the account of another person, that person has confirmed that it agrees) that the undersigned (and such other account) will not offer, sell, pledge or otherwise transfer the security (or securities represented by such security) except in accordance with the applicable securities laws of the United States and any state thereof.]1

1 Include if conversion prior to the expiration of the distribution compliance period.

3.
[The undersigned is an is an “affiliate” of the Company as defined in Rule 144(a)(1) of the Securities Act. The undersigned understands that in the hands of the undersigned this Note and the Ordinary Shares issuable on conversion of this Note (and any ADSs representing such Ordinary Shares) are “control securities” for purposes of the U.S. federal securities laws and, therefore, are subject to restrictions on resale under Rule 144 of the Securities Act with which the undersigned must comply. The undersigned covenants and agrees to comply with all such restrictions on resale at all times.]2

2 Include if Holder is an affiliate for purposes of US securities laws.

Dated: ___________________
Signature Guarantee

Signature(s) must be guaranteed by an eligible Guarantor Institution (banks, stock brokers, savings and loan associations and credit unions) with membership in an approved signature guarantee medallion program pursuant to Securities and Exchange Commission Rule 17Ad-15 if Ordinary Shares are to be issued, or Notes are to be delivered, other than to and in the name of the registered holder.

Fill in for registration of Ordinary Shares if to be issued, and Notes if to be delivered, other than to and in the name of the registered holder:
(Name)
(Street Address)
City, State and Zip Code)
Please print name and address:
Principal amount to be converted (if less than all): US$ [●]
NOTICE: The above signature(s) of the Holder(s) hereof must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.
Social Security or Other Taxpayer Identification Number

Attachment 2
to EXHIBIT A
FORM OF FUNDAMENTAL CHANGE REPURCHASE NOTICE

TO: OATLY GROUP AB

[Agent appointed for such repurchase]

The undersigned registered owner of this Note hereby acknowledges receipt of a notice from Oatly Group AB (the “Company”) as to the occurrence of a Fundamental Change with respect to the Company and specifying the Fundamental Change Repurchase Date and requests and instructs the Company to pay to the registered Holder hereof in accordance with Section 13.01 (Repurchase at Option of Holders Upon a Fundamental Change) of the Terms and Conditions referred to in this Note the entire principal amount of this Note, or the portion thereof (that is in denominations of US$1.00 principal amount and integral multiples of US$1.00 in excess thereof) below designated, and (2) if such Fundamental Change Repurchase Date does not fall during the period after a Regular Record Date and on or prior to the corresponding Interest Payment Date, accrued and unpaid interest thereon to, but excluding, such Fundamental Change Repurchase Date. Capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Terms and Conditions.

Signatures(s):

Social Security or Other Taxpayer Identification Number:

Principal amount to be converted (if less than all): US$[●]

NOTICE: The above signature(s) of the Holder(s) hereof must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.

Attachment 3
to EXHIBIT A
FORM OF ASSIGNMENT AND TRANSFER

For value received [●] hereby sell(s), assign(s) and transfer(s) unto [●] (Please insert social security or Taxpayer Identification Number of assignee) the within Note, and hereby irrevocably constitutes and appoints [●] attorney to transfer the said Note on the books of the Company, with full power of substitution in the premises.

In connection with any transfer of the within Note occurring prior to the Distribution Compliance Period Termination Date, as defined in the Terms and Conditions governing such Note, the undersigned confirms that such Note is being transferred:

☐	To Oatly Group AB or a subsidiary thereof; or
☐	Pursuant to a registration statement that has become or been declared effective under the Securities Act of 1933, as amended; or
☐	To a non-U.S. Person in an offshore transaction meeting the requirements of Rule 903 or Rule 904 of Regulation S under the Securities Act; or
☐	Pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended.

Dated:
Signature(s):

Signature Guarantee

Signature(s) must be guaranteed by an eligible Guarantor Institution (banks, stock brokers, savings and loan associations and credit unions) with membership in an approved signature guarantee medallion program pursuant to Securities and Exchange Commission Rule 17Ad-15 if Notes are to be delivered, other than to and in the name of the registered holder.

NOTICE: The signature on the assignment must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.

Attachment 4
to EXHIBIT A
FORM OF COVERED DISPOSITION OFFER REPURCHASE NOTICE

TO: OATLY GROUP AB

[Agent appointed for such repurchase]

The undersigned registered owner of this Note hereby acknowledges receipt of a notice from Oatly Group AB (the “Company”) as to the occurrence of a Covered Disposition with respect to the Company and specifying the Covered Disposition Offer Repurchase Date and requests and instructs the Company to pay to the registered Holder hereof in accordance with Section 16.01 (Use of Net Proceeds of Covered Dispositions) of the Terms and Conditions referred to in this Note the entire principal amount of this Note, or the portion thereof (that is in denominations of US$1.00 principal amount and integral multiples of US$1.00 in excess thereof) below designated, and (2) if such Covered Disposition Offer Repurchase Date does not fall during the period after a Regular Record Date and on or prior to the corresponding Interest Payment Date, accrued and unpaid interest thereon to, but excluding, such Covered Disposition Repurchase Date. Capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Terms and Conditions.

Signatures(s):

Social Security or Other Taxpayer Identification Number:

Principal amount to be converted (if less than all): US$[●]

NOTICE: The above signature(s) of the Holder(s) hereof must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.